As filed with the Securities and Exchange Commission on May 4, 2007

Registration No. 333-137207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SAN Holdings, Inc.
(Exact name of registrant as specified in its charter)

Colorado	84-0907969
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9800 Pyramid Court
Suite 130
Englewood, CO 80112
(303) 660-3933
(Address including zip code, area code and
telephone number, of Registrant’s principal executive offices)

Robert C. Ogden, Chief Financial Officer
9800 Pyramid Court
Suite 130
Englewood, CO 80112
(303) 660-3933
(Name, address, including zip code, area code
and telephone number of agent for service)

With copies sent to:

Robert J. Ahrenholz, Esq.
Joshua M. Kerstein, Esq.
Kutak Rock LLP
1801 California Street, Suite 3100
Denver, CO 80202
(303) 297-2400

Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. Our selling stockholders may not sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 4, 2007

PROSPECTUS

SAN HOLDINGS, INC.
9800 Pyramid Court, Suite 130, Englewood, Colorado 80112

69,109,417 shares of common stock, including:
• 55,968,562 shares outstanding
• 13,140,855 shares issuable upon conversion of preferred stock

The sellers:
All of our common stock offered by this prospectus is offered from time to time by the selling stockholders identified in this prospectus. These shares of common stock may be sold at fixed prices, prevailing market prices determined at the time of sale, varying prices determined at the time of sale or at negotiated prices. We will not receive any proceeds from the sale of our common stock offered by the selling stockholders. Some of the shares of common stock that are being offered by this prospectus are issuable upon the conversion of preferred stock owned by the stockholders identified later in this prospectus.

Market for
securities:
Our common stock is presently quoted on the over-the-counter bulletin board under the symbol “SANZ.” On April 30, 2007, the last reported sale price of our common stock on the over-the-counter bulletin board was $0.12 per share (rounded to the nearest penny). See “MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.”

Risk
factors:	Investing in our common stock involves a high degree of risk. See “RISK FACTORS” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________ __, 2007.

ii

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In many but not all cases you can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negative of these terms or other similar expressions. These forward-looking statements include statements regarding our expectations, beliefs, or intentions about the future, and are based on information available to us at this time. We assume no obligation to update any of these statements and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Actual events and results could differ materially from our expectations as a result of many factors, including those identified in the section titled “Risk Factors” and other sections of this prospectus. We urge you to review and consider those factors, and those identified from time to time in our reports and filings with the Securities and Exchange Commission (“SEC”), for information about risks and uncertainties that may affect our future results. All forward-looking statements we make after the date of this prospectus are also qualified by this cautionary statement and identified risks.

You should only rely on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

PROSPECTUS SUMMARY

The following summary highlights certain information contained throughout this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the securities offered by this prospectus. To understand this offering fully, you should read this entire prospectus carefully, including the risk factors.

The Company

General

SAN Holdings, Inc. is a Colorado corporation organized in 1983. When used in this prospectus, the terms “we,” “our,” “us,” “our company,” “the company” and “SANZ” refer to SAN Holdings, Inc., and our subsidiaries, unless the context indicates otherwise. Our principal executive offices are located at 9800 Pyramid Court, Suite 130, Englewood, CO 80112. Our telephone number is (303) 660-3933. We maintain a site on the World Wide Web at www.sanz.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

Description of Business

We provide enterprise-level data storage and data management solutions to commercial and government clients. We focus on the design, delivery and management of data storage systems, especially those that are built using a network architecture. Because we often design and deliver systems that include technologies from multiple suppliers, we are known in the industry as a “storage solution provider.” In addition, we have developed and sell a proprietary data-management software application designed specifically for the Geospatial Information Systems (“GIS”) market. Beginning in 2005, we have reported our operations as two business segments: (1) a data storage integrator (“Storage Solutions”); and (2) a spatial data management software and service provider (“EarthWhere”) (principally relating to satellite and aerial imagery and maps).

The Offering

This offering includes 69,109,417 shares of our common stock, including:

•	55,968,562 shares outstanding, and

•	13,140,855 shares issuable upon the conversion of preferred stock owned by the stockholders identified later in this prospectus.

Use of Proceeds

We will not receive any proceeds from the sale of the shares of our common stock offered by this prospectus. Some of the shares of common stock that are being offered by this prospectus are issuable upon conversion of preferred stock owned by the stockholders identified later in this prospectus. We will not receive any proceeds from the conversion of these shares of preferred stock. See “USE OF PROCEEDS” for more information.

Risk Factors

Your investment in our common stock offered by this prospectus involves a high degree of risk. See “RISK FACTORS” beginning on page 5.

Summary Financial Data

The following table presents our summary consolidated historical financial information for the periods indicated. You should read this information together with our consolidated financial statements for the fiscal year ended December 31, 2006 and related notes and the information under “SELECTED FINANCIAL DATA,” “INDEX TO FINANCIAL STATEMENTS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” included elsewhere in this prospectus.

The fiscal year 2006, 2005, and 2004 consolidated statements of operations data, and the 2006 and 2005 consolidated balance sheet data, have been derived from our consolidated financial statements and notes appearing in “INDEX TO FINANCIAL STATEMENTS.” Our consolidated statement of operations and balance sheet data for 2003 and 2002 have been derived from our historical consolidated financial statements for those years which are not included in this prospectus.

Solunet Storage Holding Corp. (“Solunet Storage Holding”) is the accounting predecessor to SAN Holdings, Inc. (“SANZ”). Effective April 1, 2003, SANZ completed a business combination with Solunet Storage Holding, which was accounted for as a reverse acquisition, with Solunet Storage Holding treated as the acquirer for accounting purposes. As a result, for all periods prior to April 1, 2003, the financial statements of Solunet Storage Holding have been adopted as SANZ’ historical financial statements. Solunet Storage Holding commenced operations on September 26, 2002, when it acquired certain assets of StorNet, Inc. (“StorNet”) from its secured lender in a private foreclosure sale. The results of Solunet Storage Holding’s operations for 2002 consisted solely of operations for the period from September 26, 2002 to December 31, 2002.

StorNet is considered to be an accounting predecessor of Solunet Storage Holding, and thus of SANZ. The results of operations of StorNet are presented as prior period financial statements. Because StorNet went through a foreclosure and liquidation on September 26, 2002, its financial statements have been prepared on a liquidation basis of accounting for the period from January 1, 2002 through September 25, 2002, and are therefore not fully comparable to the other years and periods presented.

The following table (in thousands, except per share data) should be read in conjunction with our consolidated financial statements and associated notes found in “INDEX TO FINANCIAL STATEMENTS.”

	Years Ended December 31,
Statement of Operations Data	2006	2005	2004	2003	Sept. 26, 2002 to Dec. 31, 2002
Revenue	$58,745	$59,115	$66,158	$55,497	$11,554
Loss from operations (1)	(26,599)	(11,283)	(3,509)	(5,225)	(5,627)
Net loss (1) (2) (3)	(32,957)	(15,803)	(6,750)	(5,938)	(5,813)
Net loss available To common shareholders (4)	(37,836)	(15,803)	(6,750)	(5,938)	(5,813)
Basic and diluted loss per share	$(0.33)	$(0.15)	$(0.08)	$(0.12)	$(0.29)

Balance Sheet Data:
Working capital (deficit)	(7,072)	(19,626)	(16,029)	(12,225)	(2,038)
Total assets	22,155	41,217	53,272	60,469	12,320
Total long-term obligations (5)	6,814	—	—	—	4,000

Total stockholders’ equity (deficit)	(9,858)	6,841	19,767	24,048	(4,813)

StorNet, Inc.
Statement of Operations Data	Jan. 1, 2002 to Sept. 25, 2002
Revenue	$42,446
Loss from operations	(9,556)
Net loss	(10,362)
Basic and diluted loss per share	$(0.52)

Balance Sheet Data:
Working capital (deficit)	(32,876)
Total assets	10,997
Total long-term debt	—
Total stockholders’ deficit	$(32,087)

(1)
The 2006 and 2005 losses from operations and net losses included charges in the amount of $22.3 million and $9.2 million, respectively, for goodwill and intangible asset impairment related to our Storage Solutions segment. See a further discussion of this impairment in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(2)
The 2006 net loss included (a) charges in the amount of $1.3 million for the change in estimated fair value of derivative financial instruments (stock purchase warrants issued in the March, April and May closings of the 2006 private placement transaction), and for the fair value of derivative financial instruments (stock purchase warrants issued in the April and May closings of the 2006 private placement transaction) issued in excess of net cash proceeds; (b) a charge in the amount of $2.3 million related to an agreement to reprice warrants issued in the 2006 private placement transaction related to the settlement of liquidated damages (warrants were repriced on November 15, 2006); and (c) a settlement in the amount of $1.1 million for liquidated damages payable under the registration rights agreement executed in the 2006 private placement transaction. See a further discussion of these charges in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(3)
The 2005 and 2004 net losses included charges of $2.9 million and $2.5 million, respectively, related to the obligation to issue stock purchase warrants to our majority shareholder, Sun Solunet, pursuant to a debt guaranty provided by Sun Capital II, an affiliate of Sun Solunet, on our revolving credit lines with Harris. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(4)
The 2006 net loss available to common shareholders included a deemed dividend of $4.5 million related to the beneficial conversion feature of the convertible series A preferred stock issued in the March closing of the 2006 private placement transaction and accrued common stock dividends on the series A preferred stock issued in the March, April and May closings of the 2006 private placement transaction in the amount of $340,000. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(5)
Total long-term obligations at December 31, 2006 included $5.7 million for a three-year term loan we have with Sun Solunet, $762,000 of notes payable related to liquidated damages payable to related parties and $372,000 of notes payable related to liquidated damages payable to outside investors in the three closings of the 2006 private placement transaction.

RISK FACTORS

An investment in our common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. The risks discussed in this prospectus could materially adversely affect our business, financial condition and results of operations and cause the trading price of our common stock to decline significantly. If this occurs, you may lose all or part of your investment.

Risks Relating to Our Business

Our ability to continue as a going concern is in doubt and we may not be successful in generating revenue and gross profit at levels sufficient to cover our operating costs and cash investment requirements.

Our consolidated financial statements as presented in “INDEX TO FINANCIAL STATEMENTS” have been prepared in conformity with US GAAP, which contemplate our continuation as a going concern. However, the report of our independent registered public accounting firm on our consolidated financial statements, as of and for the year ended December 31, 2006, contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. The “going concern” explanatory paragraph results from, among other things, the substantial losses from operations that we have incurred since inception, our current liquidity position, net losses of approximately $33.0 million for the year ended December 31, 2006, which included non-cash charges of $22.3 million related to goodwill and intangible impairments, negative working capital (current liabilities in excess of current assets) of $7.1 million as of December 31, 2006 and other factors described in Note 2 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS” and in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Liquidity and Capital Resources.” Accordingly, as of December 31, 2006, the recoverability of a major portion of the recorded asset amounts, including goodwill, is dependent on our continuing operations, which in turn is dependent on our ability to maintain our current financing arrangements and our ability to become profitable in our future operations.

In our Storage Solutions segment, we continue to focus on growing our professional services revenue as an important means for increasing gross profits. Carrying higher gross margins than resale of third-party hardware and software, professional services revenue is dependent upon hiring qualified consultants and engineers, managing utilization of billable staff, the successful completion of projects and the timing of obtaining new engagements. Our EarthWhere segment must continue to increase its revenue from software license sales and professional services to cover the increasing investment in development, sales and marketing. If we are not successful in these initiatives, it may be necessary to reduce costs, primarily through personnel cuts.

Ongoing concerns about our financial condition could also impact our dealings with third parties, such as customers, suppliers and creditors, and the continuation of such concerns could have a material adverse effect on our business and results of operations in the future. Future liquidity issues could prevent us from making timely payments to our suppliers which could restrict our ability to obtain products and meet our customers’ demands, which could materially and adversely impact our revenue, results of operations and financial condition, our competitive position in our market, and possibly our ability to continue operations.

We expect to need to raise additional capital to fund our operations.

From inception through March 31, 2007, we have invested approximately $12 million in our EarthWhere business, the majority of which has been funded from bank debt borrowings, guaranteed by Sun Capital Partners II, LP (“Sun Capital II”), an affiliate of our majority shareholder, Sun Solunet, LLC. To fund future investment in our EarthWhere business and to provide us with additional working capital, in March, April and May, 2006, we completed three closings of a private placement transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Regulation D promulgated thereunder (the “2006 private placement”). The securities issued by us in the 2006 private placement transaction consisted of shares of a newly designed series A convertible preferred stock (“series A preferred stock”) and common stock purchase warrants sold to a limited number of outside, “accredited investors” and our management, which generated approximately $4.3 million in cash, net of placement agent and legal fees. Also as part of the transaction and under the same pricing terms, net of the placement agent fees, Sun Solunet converted $8.0 million of our outstanding debt into our convertible preferred stock and warrants. Additionally, we agreed with Sun Solunet to execute a new borrowing agreement whereby the remaining Sun Solunet debt of $5.0 million was converted to a three-year term note. Principal and accrued interest are due in March 2009.

We entered into a settlement agreement with substantially all of the investors in the 2006 private placement to, among other things, clarify our obligations under a registration rights agreement entered into in connection with the 2006 private placement and to limit the accrued liquidated damages we had to pay investors in the 2006 private placement under that agreement (to include liquidated damages plus accrued interest through November 15, 2006). In connection with the settlement agreement, on December 8, 2006 we issued to the investors that were a party to the agreement promissory notes in the aggregate principal amount of approximately $1.1 million that accrue interest at 12% per annum and are payable on March 8, 2008. The 2006 private placement, including this settlement agreement, is described in more detail under the section titled “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Liquidity and Capital Resources—Private Placement.”

Our current sources of cash include our Wells Fargo Bank, National Association (“Wells Fargo”) credit facility, a revolving credit facility with Harris N.A. (the “2006 Harris facility”) in the amount of $4.5 million, of which $1.5 million is guaranteed by Sun Capital II and the remaining $3.0 million is secured by cash collateral posted by Sun Capital II in a collateral account maintained by Harris, and our current credit lines with our suppliers. We believe that these liquidity sources are adequate to fund our operations, assuming that we operate at current gross profit levels and that Sun Capital II continues to provide us with liquidity as they have done historically. However, there can be no assurance that we will operate at sufficient gross profit levels or that Sun Capital II will continue to provide us with liquidity, in which case it would be necessary to further cut costs, raise additional debt or equity capital, or sell assets. Additionally, based on our current liquidity, we may need to raise additional capital to pay the promissory notes issued in satisfaction of liquidated damages owed to the investors in the 2006 private placement described above. No assurance can be given that additional financing will be available or that, if available, it will be on terms favorable to us.

Due to the “project based” nature of our Storage Solutions segment and “early stage” of our EarthWhere segment, we have difficulty predicting revenue for future periods, which may result in expense levels unsupported by actual revenues.

We have experienced, and expect to continue to experience, significant period-to-period fluctuations in our revenue and operating results. As a consequence, financial results from any one period may not be indicative of results that will be realized in future periods.

A number of factors may contribute to fluctuations in our revenue and operating results. Significant among these factors is the increasing size of individual customer orders received; we now receive much more frequently than in the past, orders of more than $1 million in a single transaction. The timing of large orders from customers and the product integration cycle of those orders can cause significant fluctuations from period to period. Other factors include the tendency of customers to change their order requirements frequently with little or no advance notice to us; deferrals of customer orders in anticipation of new products, services, or product enhancements from us or our competitors; and the rate at which new markets emerge for products we are currently developing. Additionally, our EarthWhere segment is still in an “early stage,” and has yet to perform at a consistent and ratable operating level.

A material portion of our sales are to the U.S. Federal government, and if we lost the ability to sell to the government our sales would decline significantly.

Approximately 29% of our 2006 consolidated sales were to Federal government customers or to support Federal government projects. While it is not legally necessary to be an approved vendor in order to sell to the government, we have established General Services Administration (“GSA”) schedules with respect to many of the products we sell. GSA schedules are product and price lists that are periodically reviewed and approved by the GSA as the basis for purchases by Federal government agencies. Those GSA schedules greatly facilitate our sales to Federal government end-users. If the GSA were to refuse to renew those GSA schedules, we could lose some of our Federal government revenue base, and our business and results of operations could be materially and adversely affected. SANZ’ GSA schedule was most recently renewed in February 2003 and is valid through February 2008, unless terminated by GSA.

Our operations currently rely on continued access to bank debt and trade credit from suppliers. If we lose access to such debt, our operations may be significantly impaired.

We have a $12 million revolving credit facility with Wells Fargo Bank, National Association, however, funds available to us under the credit line are limited by the amount of eligible accounts receivable we hold at any given time. Additionally, fluctuations in the timing of customer orders can adversely affect our ability to draw on the line when required. Wells Fargo may declare the loan in default if we do not meet certain financial covenants. In the past, we have periodically been in default under the covenants, and have required waivers from Wells Fargo. If we were to not be in compliance with financial covenants and were unable to obtain a waiver, and if Wells Fargo were to accelerate the loan, we would need to obtain cash from other sources to repay the loan. At March 31, 2007, we had $2.1 million of outstanding debt and $2.2 million of availability on our revolving credit facility with Wells Fargo. Additionally, at that date, we had a working capital deficit (current liabilities greater than current assets) of $11.3 million.

Further, we purchase over half of our products from one supplier—Avnet, Inc. (“Avnet”). In 2005, we executed a security agreement with Avnet, whereby our indebtedness with Avnet is secured, except for $1.0 million. This security interest is subordinate to the security interest held by Wells Fargo under its credit facility with us, pursuant to an intercreditor agreement between Wells Fargo and Avnet. We purchase most of our other products from our other suppliers on open trade credit terms. Avnet and most of our suppliers set dollar limits on the trade credit they will afford us at any given time. If Avnet or our other significant suppliers were to cease to sell to us on trade credit terms, or were to substantially lower the credit limits they have set on our accounts, we would need to accelerate our payments to those vendors, creating additional demands on our cash resources, or we would need to find other sources for those goods.

We have experienced a material weakness in our internal controls. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would negatively impact the value of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports, effectively prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results will be harmed. We restated our consolidated financial statements as of and for the three months ended March 31, 2006 related to our accounting for the March 2006 closing of the 2006 private placement. The adjustments involved the valuation and classification of amounts assigned to our series A preferred stock and warrants issued in the March 2006 closing of the 2006 private placement. On June 20, 2006, our Audit Committee concluded that it was appropriate to restate our financial statements to reflect this revised accounting and financial reporting. Management evaluated the impact of this restatement on our assessment of internal control over financial reporting and concluded that the control deficiency related to the accounting for, and reporting of, convertible preferred stock transactions and derivative financial instruments represented a material weakness as of March 31, 2006. No other material weaknesses were identified as a result of management’s assessment.

To remediate the aforementioned deficiency, and to strengthen internal control over financial reporting for convertible preferred stock transactions and derivative financial instruments, in the second quarter of 2006, we implemented additional review procedures over the evaluation and application of relevant accounting pronouncements, rules, regulations and interpretations at the time these transactions, or other complex transactions, are contemplated and completed. These additional procedures include consultation with outside resources as may be deemed appropriate. As reported in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, as amended, based on the remediation efforts in the second quarter of 2006, we believe that the material weakness was remediated in the June 2006 quarter.

We cannot be certain that these measures, and any other steps we may take, will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operations or results or cause us to fail to meet our reporting obligations. Ineffective internal controls over financial reporting could cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock or could affect our ability to access the capital markets.

Deemed dividends related to the beneficial conversion feature of our outstanding convertible series A preferred stock adversely affected earnings for the March 2006 quarter and may adversely affect earnings in future periods.

As part of the first closing of the 2006 private placement on March 2, 2006 described elsewhere in this prospectus, we issued convertible series A preferred stock and warrants. The net proceeds of $10.5 million from the first closing were allocated to the warrants based on their estimated fair value of $6.0 million, with the balance of the net proceeds of $4.5 million allocated to the convertible series A preferred stock. After this allocation, we calculated the effective conversion price of the convertible series A preferred stock, which was less than the closing price of our common stock on March 2, 2006. The difference between the effective conversion price of the series A preferred stock and the closing price of our common stock on this date resulted in a beneficial conversion feature. We calculated this beneficial conversion feature at $4.5 million and recorded it as a deemed dividend to preferred stockholders. The deemed dividend is included in the net loss available to common stockholders and the basic and diluted net loss per share calculation in 2006. We may record additional deemed dividends in future periods if we issue convertible securities at a discounted price. See Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

There are risks associated with introducing new products. If we are not successful with those product introductions, we will not realize on our investment in developing those products.

The first version of our EarthWhere software product became “generally available” in 2003 and we recorded license and services revenue during 2006, 2005, 2004 and 2003 of approximately $2.1 million, $1.9 million, $750,000 and $87,000, respectively. From inception through March 31, 2007, we have invested approximately $12 million in the EarthWhere business, several times the amount of the revenue generated.

We will continue to evaluate opportunities to develop other product solutions, and if we choose to develop other such products we will incur expenses in those development efforts. Market acceptance of new products may be slow or less than we expect. Our products also may not perform in a manner that is required by the market, or our competitors may be more effective in reaching the market segments we are targeting with these products. Slow market acceptance of these products will delay or eliminate our ability to recover our investment in these products. During any period that we unsuccessfully seek to market these products, we will also incur marketing costs without corresponding revenue.

Our ability to grow our business depends on relationships with others. If we were to lose those relationships, we could lose our ability to sell certain of our products.

Most of our revenue and a majority of our gross profit come from selling integrated solutions, consisting of combinations of hardware and software products produced by others. While our relationships change from time to time, some of our most significant technology partners at this time are Network Appliance, EMC/EMC Software Group, Hitachi Data Systems and Sun Microsystems. If a given technology partner changes its marketing strategy and de-emphasizes its use of marketing partners such as SANZ, our ability to generate revenue from reselling its products would diminish and our operations and results of operations would be materially and adversely affected.

We are a relatively small company with limited resources compared to some of our current and potential competitors, which may hinder our ability to compete effectively.

Some of our current and potential competitors have longer operating histories, significantly greater resources, broader name recognition, and a larger installed base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, some of our current and potential competitors have already established supplier or joint development relationships with decision makers at our current or potential customers.

We may be unable to hire and retain key personnel.

Our future success depends on our ability to attract qualified storage technology and geospatial imagery personnel. We may be unable to attract these necessary personnel. If we fail to attract or retain skilled employees, or if a key employee fails to perform in his or her current position, we may be unable to generate sufficient revenue to offset our operating costs.

Risks Relating to This Offering and Ownership of Our Common Stock

We have a single controlling shareholder, who has the power to elect a majority of our board of directors and control the strategic direction of SANZ.

As of March 31, 2007, Sun Solunet owns approximately 60% of our outstanding common stock assuming all securities held by Sun Solunet and other holders that are convertible into common stock or exercisable for common stock were converted or exercised. These shares give Sun Solunet the power to elect a majority of our board of directors and, through that board control, control our operations. The ability of other shareholders to influence our direction (for example, through the election of directors) is therefore limited or not available.

Sales of common stock by our controlling shareholder may result in a change of control.

As of March 31, 2007, Sun Solunet is our controlling shareholder. Sun Solunet is a selling stockholder and may offer and sell approximately 56.4 million shares of our common stock that it holds or that it may hold upon the exercise or conversion of other securities by this prospectus as set forth below under “SELLING STOCKHOLDERS.” Sun Solunet may cause us to have a change of control if they sell enough of our common stock by this prospectus or by other means. We are not aware of any present intention of Sun Solunet to cause us to have a change of control and we are not aware of any other arrangements that may result in a change of control.

We have a thinly-traded stock and public sale of shares by Sun Solunet could cause the market price of our shares to drop significantly.

As of March 31, 2007, Sun Solunet owns approximately 60% of our outstanding common stock assuming all securities held by Sun Solunet and other holders that are convertible into common stock or exercisable for common stock were converted or exercised. If Sun Solunet were to begin selling shares in the market rather than holding all of those shares over a longer term, the added available supply of shares could cause the market price of our shares to drop. Furthermore, in light of the large number of shares that it holds and its generally lower acquisition cost of those shares, Sun Solunet could be willing to sell it shares at a price lower than the currently-prevailing market price, thereby depressing that price.

This offering and the sale of securities by current stockholders could cause dilution of existing holders of our common stock by decreasing the price of our common stock.

The market price of our common stock could be adversely affected by sales of substantial amounts of common stock in the public market as a result of this offering, by the perception that those types of sales could occur or by the fact or perception of events which would have a dilutive effect on the market for our common stock. As of March 31, 2007, we had approximately 97 million shares of our common stock outstanding, including shares of our common stock issued as described under “THE COMPANY.” If all of our outstanding preferred stock is converted and all of our outstanding options and warrants were exercised, we could have up to approximately 326 million shares of common stock outstanding. Future transactions with other investors could further depress the price of our common stock because of additional dilution. See “DESCRIPTION OF COMMON STOCK” and “MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.”

Our common stock price could be affected by the ability of holders of our common stock to sell their stock.

The market price of our common stock may be influenced by the ability of common stock holders to sell their stock. As of March 31, 2007, approximately 40.6 million shares of our common stock were freely transferable and constitute the “float” in the public market for our common stock. The “float” for our common stock will increase to a total of approximately 54 million shares assuming the conversion of all securities issued in the 2006 private placement transaction into common stock registered under the registration statement to which this prospectus relates.

We could issue preferred stock that could adversely affect the rights of our common stockholders.

We are authorized to issue up to 10,000,000 shares of our preferred stock, no par value per share. Our articles of incorporation give our board of directors the authority to issue preferred stock without approval of our common stockholders. We may issue preferred stock to finance our operations or for other purposes. We may authorize the issuance of our preferred stock in one or more series. In addition, we may set several of the terms of the preferred stock, including:

•	dividend and liquidation preferences,
•	voting rights,
•	conversion terms and privileges,
•	redemption terms and privileges, and
•	other privileges and rights of the shares of each authorized series.

At any time our board of directors may issue additional shares of preferred stock having, if so designated by our board of directors at the time of issuance, dividend, liquidation, voting or other rights superior to those of the common stock. Such issuances could cause the market price of our common stock to decrease.

The issuance of large blocks of preferred stock could have a dilutive effect on our existing shareholders and it could negatively impact our existing stockholders’ liquidation preferences. In addition, while we include preferred stock in our capitalization to improve our financial flexibility, we could possibly issue our preferred stock to third parties as a method of discouraging, delaying or preventing a change in control in our present management.

Deemed dividends related to beneficial conversion feature of our outstanding convertible series A preferred stock may adversely affect the price of our common stock.

As described earlier in this prospectus, the effective conversion price of the convertible series A preferred stock issued on March 2, 2006 was less than the closing price of our common stock on March 2, 2006 which required us to record a deemed dividend to preferred shareholders. The deemed dividend is described in Note 4 to our consolidated financial statements in “INDEX TO FINANCIAL STATEMENTS.” The market price of our common stock may be adversely affected by the fact that the effective conversion price is less than the market price of our common stock.

Future issuances of securities could adversely affect the interests of our existing shareholders.

In prior years, we issued securities both to generate cash and to acquire other companies and assets. As noted above, in March 2006, April 2006 and May 2006, we issued convertible preferred stock and common stock purchase warrants as part of the 2006 private placement transaction which generated cash and reduced our debt. We may need to issue additional equity securities to provide cash and to fund any future acquisitions. Additionally, management may in the future deem raising capital through the sale of securities to be preferable to bank financing. Funds raised through the issuance of equity securities or securities convertible into, or exercisable for, our common stock could dilute the percentage ownership of existing shareholders, or result in our issuance of securities with rights, preferences or privileges which may be senior to those of shares of our common stock.

The resale of our common stock by you may be limited because of its low price which could make it more difficult for broker/dealers to sell our common stock.

The Securities Enforcement and Penny Stock Reform Act of 1990, as amended, requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Regulations enacted by the SEC generally define a penny stock as an equity security that has a market price of less than $5.00 per share, subject to some exceptions. Unless an exception applies, a disclosure schedule explaining the penny stock market and the risks associated with investing in penny stocks must be delivered before any transaction in penny stock can occur. Our common stock is not a reported security and is currently subject to the Securities and Exchange Commission’s “penny stock” rules and it is anticipated that trading in our common stock will continue to be subject to the penny stock rules for the foreseeable future.

Until such time as our common stock meets an exception to the penny stock regulations cited above, trading in our securities is covered by Rule 15g-2 and Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under Rule 15g-2, before a broker/dealer can consummate a trade in penny stock, the broker/dealer must send an additional disclosure, receive a written acknowledgement of such disclosure from the purchaser of the penny stock, and wait two business days from the date the additional disclosure was sent. Under Rule 15g-9, broker/dealers who recommend penny stocks to persons who are not established customers or accredited investors must make a special determination in writing for the purchaser that the investment is suitable, and must also obtain the purchaser’s written agreement to a transaction before the sale.

The regulations could limit the ability of broker/dealers to sell our securities and thus the ability of purchasers of our securities to sell their securities in the secondary market for so long as our common stock has a market price of less than $5.00 per share.

We do not expect to pay cash dividends in the foreseeable future.

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future since we will use all of our earnings, if any, to finance current operations and the possible expansion of our operations. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

USE OF PROCEEDS

We will incur all of the costs associated with the registration of the shares of our common stock offered by this prospectus other than underwriting discounts and selling commissions, if any. See “PLAN OF DISTRIBUTION.”

The shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. Therefore, any proceeds from the sale of our common stock will be received by the related selling stockholders for their own account, and we will not receive any proceeds from the sale of our common stock offered by this prospectus.

We will not receive any proceeds from the conversion of the series A preferred stock issued to the selling stockholders into common stock.

DETERMINATION OF OFFERING PRICE

The selling stockholders may sell all or a portion of their shares of our stock in the over-the-counter market at prices prevailing at the time of sale, or related to the market price at the time of sale, or at other negotiated prices. See “PLAN OF DISTRIBUTION.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is presently quoted on the over-the-counter bulletin board maintained by the National Association of Securities Dealers, Inc. (the “NASD”) under the symbol “SANZ.” The following table shows the high and low bid quotations for our common stock in each quarter in 2007, 2006 and 2005. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The trading market in our securities may at times be moderately illiquid due to low dollar volume.

	Common Stock
	$ High	$ Low

2007
First Quarter	$0.20	$0.11
Second Quarter (through April 30, 2007)	0.14	0.08

2006
First Quarter	0.27	0.17
Second Quarter	0.40	0.21
Third Quarter	0.27	0.14
Fourth Quarter	0.24	0.14

2005
First Quarter	0.45	0.28
Second Quarter	0.33	0.18
Third Quarter	0.29	0.20
Fourth Quarter	0.24	0.18

On April 30, 2007, the last reported sale price for our common stock per share was $0.12.

Holders

As of March 31, 2007, there were approximately 97 million shares of our common stock outstanding, held of record by approximately 350 registered holders. Registered holders include brokerage firms and clearinghouses holding our shares for their clientele, with each brokerage firm and clearinghouse considered as one holder.

Transfer Agent

The transfer agent for our common stock is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, CO 80401.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, for the operation and development of our business, and do not intend to pay any dividends in the foreseeable future.

Issuer Purchases of Equity Securities

There have been no repurchases by us of our equity securities.

Equity Compensation Plan Information

The following table sets forth information regarding compensation plans (including individual compensation arrangements) in effect at December 31, 2006, under which equity securities are authorized for issuance, aggregated as follows: (i) all compensation plans previously approved by shareholders; and (ii) all compensation plans not previously approved by shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	543,031	$2.04	956,969

Equity compensation plans not approved by security holders	11,418,656 (1)	$0.41	18,490,983

Total	11,961,687 (1)	$0.49	19,447,952

(1)
Excludes 600,000 options with an exercise price of $0.70 per share that failed to vest on accelerated dates when specified performance targets were not met at those dates, but that will vest if the holder is still employed by us on March 26, 2013.

Description of Stock Option Plans

On March 1, 2000, our shareholders approved the 2000 Stock Option Plan. At December 31, 2006, the total number of shares of common stock reserved for options issuable under this plan was 1,500,000. On September 20, 2001, our board of directors adopted the 2001 Stock Option Plan. At December 31, 2006, the total number of shares of common stock reserved for options issuable under this plan was 5,000,000. Options granted under the 2000 Stock Option Plan and the 2001 Stock Option Plan vest generally over three to ten years. The exercise price of options granted under these plans is required to be not less than 80% of the fair market value per share on the date of option grant. With the exception of “roll-over” options that were included in the 2001 Stock Option Plan upon our acquisition of ITIS Services (i.e., options previously issued by ITIS Services that we assumed in that acquisition), all options granted to date under the plan have had an exercise price equal to, or in excess of, fair market value at the date of grant.

On December 18, 2003, our board of directors adopted the 2003 Stock Option Plan. At March 31, 2007, the total number of shares of common stock reserved for options issuable under this plan was 25,000,000. Options granted under the plan generally vest over four years. The exercise price of options granted under this plan is equal to the fair market value per share on the date of option grant.

SELECTED FINANCIAL DATA

Selected Financial Data

The following table presents our summary consolidated historical financial information for the periods indicated. You should read this information together with our consolidated financial statements for the fiscal year ended December 31, 2006, and related notes and the information under “INDEX TO FINANCIAL STATEMENTS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” included elsewhere in this prospectus.

The fiscal year 2006, 2005, and 2004 consolidated statements of operations data, and the 2006 and 2005 consolidated balance sheet data, have been derived from our consolidated financial statements and notes appearing in “INDEX TO FINANCIAL STATEMENTS.” Our consolidated statement of operations and balance sheet data for 2003 and 2002 have been derived from our historical consolidated financial statements for those years which are not included in this prospectus.

Solunet Storage Holding is the accounting predecessor to SANZ. Effective April 1, 2003, SANZ completed a business combination with Solunet Storage Holding, which was accounted for as a reverse acquisition, with Solunet Storage Holding treated as the acquirer for accounting purposes. As a result, for all periods prior to April 1, 2003, the financial statements of Solunet Storage Holding have been adopted as SANZ’ historical financial statements. Solunet Storage Holding commenced operations on September 26, 2002, when it acquired certain assets of StorNet from its secured lender in a private foreclosure sale. The results of Solunet Storage Holding’s operations for 2002 consisted solely of operations for the period from September 26, 2002 to December 31, 2002.

StorNet is considered to be an accounting predecessor of Solunet Storage Holding, and thus of SANZ. The results of operations of StorNet are presented as prior period financial statements. Because StorNet went through a foreclosure and liquidation on September 26, 2002, its financial statements have been prepared on a liquidation basis of accounting for the period from January 1, 2002 through September 25, 2002, and are therefore not fully comparable to the other years and periods presented.

	Years Ended December 31,				Sept. 26, 2002 to
Statement of Operations Data	2006	2005	2004	2003	Dec. 31, 2002
Revenue	$58,745	$59,115	$66,158	$55,497	$11,554
Loss from operations (1)	(26,599)	(11,283)	(3,509)	(5,225)	(5,627)
Net loss (1) (2) (3)	(32,957)	(15,803)	(6,750)	(5,938)	(5,813)
Net loss available To common shareholders (4)	(37,836)	(15,803)	(6,750)	(5,938)	(5,813)
Basic and diluted loss per share	$(0.33)	$(0.15)	$(0.08)	$(0.12)	$(0.29)

Balance Sheet Data:
Working capital (deficit)	(7,072)	(19,626)	(16,029)	(12,225)	(2,038)
Total assets	22,155	41,217	53,272	60,469	12,320
Total long-term obligations (5)	6,814	—	—	—	4,000

Total stockholders’ equity (deficit)	(9,858)	6,841	19,767	24,048	(4,813)

StorNet, Inc.
Statement of Operations Data	Jan. 1, 2002 to Sept. 25, 2002
Revenue	$42,446
Loss from operations	(9,556)
Net loss	(10,362)
Basic and diluted loss per share	$(0.52)

Balance Sheet Data:
Working capital (deficit)	(32,876)
Total assets	10,997
Total long-term debt	—
Total stockholders’ deficit	$(32,087)

(1)
The 2006 and 2005 losses from operations and net losses included charges in the amount of $22.3 million and $9.2 million, respectively, for goodwill and intangible asset impairment related to our Storage Solutions segment. See a further discussion of this impairment in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(2)
The 2006 net loss included (a) charges in the amount of $1.3 million for the change in estimated fair value of derivative financial instruments (stock purchase warrants issued in the March, April and May closings of the 2006 private placement transaction), and for the fair value of derivative financial instruments (stock purchase warrants issued in the April and May closings of the 2006 private placement transaction) issued in excess of net cash proceeds; (b) a charge in the amount of $2.3 million related to an agreement to reprice warrants issued in the 2006 private placement transaction related to the settlement of liquidated damages (warrants were repriced on November 15, 2006); and (c) a settlement in the amount of $1.1 million for liquidated damages payable under the registration rights agreement executed in the 2006 private placement transaction. See a further discussion of these charges in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(3)
The 2005 and 2004 net losses included charges of $2.9 million and $2.5 million, respectively, related to the obligation to issue stock purchase warrants to our majority shareholder, Sun Solunet, pursuant to a debt guaranty provided by Sun Capital II, an affiliate of Sun Solunet, on our revolving credit lines with Harris. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(4)
The 2006 net loss available to common shareholders included a deemed dividend of $4.5 million related to the beneficial conversion feature of the convertible series A preferred stock issued in the March closing of the 2006 private placement transaction and accrued common stock dividends on the series A preferred stock issued in the March, April and May closings of the 2006 private placement transaction in the amount of $340,000. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(5)
Total long-term obligations at December 31, 2006 included $5.7 million for a three-year term loan we have with Sun Solunet, $762,000 of notes payable related to liquidated damages payable to related parties and $372,000 of notes payable related to liquidated damages payable to outside investors in the three closings of the 2006 private placement transaction.

Supplementary Data—Quarterly Financial Information (Unaudited)

Our consolidated results of operations on a quarterly basis were as follows (in thousands, except per share amounts).

	For the three months ended
2006	March 31	June 30	Sept. 30	Dec. 31
Net sales	$14,272	$13,906	$14,780	$15,787
Gross Profit	3,507	3,245	3,607	3,676
Net loss (1)	(5,617)	(334)	(3,545)	(23,461)
Net loss available to common shareholders (2)	(10,156)	(334)	(3,545)	(23,801)
Net loss per share, basic and diluted	$(0.09)	$(0.00)	$(0.03)	$(0.20)

2005	March 31	June 30	Sept. 30	Dec. 31
Net sales	$15,516	$13,273	$18,039	$12,287
Gross Profit	3,757	3,186	4,543	3,352
Net loss (3)	(1,513)	(1,560)	(506)	(12,224)
Net loss per share, basic and diluted	(0.01)	(0.01)	(0.00)	(0.11)

(1)
The first quarter 2006 net loss included a charge of $4.0 million for the change in the estimated fair value of our warrants issued in March of 2006. The second quarter 2006 net loss included a benefit of $2.7 million for the change in the estimated fair value of our warrants issued in March, April and May of 2006 in the 2006 private placement and a charge of $0.9 million for the fair value of the warrants issued in April and May of 2006 in the 2006 private placement in excess of the net cash proceeds raised. The third quarter 2006 net loss included (a) a benefit of $0.9 million for the change in the estimated fair value of the warrants issued in March, April and May of 2006 in the 2006 private placement; (b) a charge in the amount of $2.3 million related to an agreement to reprice warrants issued in the 2006 private placement related to the settlement of liquidated damages (warrants were repriced on December 8, 2006); and (c) a settlement in the amount of $1.1 million for liquidated damages under the registration rights agreement executed in connection with the 2006 private placement. The fourth quarter 2006 net loss included a charge in the amount of $22.3 million for goodwill and intangible asset impairment related to our Storage Solutions segment. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(2)
The first quarter 2006 net loss available to common shareholders included a deemed dividend of $4.5 million related to the beneficial conversion feature of the convertible series A preferred stock issued in March of 2006 in the 2006 private placement. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

The fourth quarter 2006 net loss available to common shareholders included accrued common stock dividends on the series A preferred stock issued in the March, April and May closings of the 2006 private placement transaction in the amount of $340,000. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(3)
The first, second and fourth quarters of 2005 included charges of $1.0 million, $0.5 million and $1.3 million, respectively, related to stock purchase warrants issued to Sun Solunet in consideration for a guaranty provided by Sun Capital II on our revolving credit lines with Harris. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

The fourth quarter of 2005 included a charge in the amount of $9.2 million for goodwill impairment related to our Storage Solutions segment. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates on our outstanding bank debt. At March 31, 2007, we had $11.6 million in variable, prime rate based bank debt. At March 31, 2007, the Sun Term Loan of $5.0 million bore interest at the rate of prime plus 1.0% (or 9.25%), the Harris 2006 facility of $4.5 million bore interest at prime (or 8.25%) and our Wells Fargo line of credit of $2.1 million bore interest at the rate of prime plus 5.0% (or 13.25%). At March 31, 2007, a hypothetical 100 basis point increase in the prime rate would result in additional interest expense of $116,000 on an annualized basis, assuming estimated borrowing amounts of $5.0 million for the Sun Term Loan, $4.5 million for the Harris 2006 facility and $2.1 million for Wells Fargo. Currently, we do not utilize interest rate swaps or other types of financial derivative instruments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our current business operations commenced in 2000. Effective April 1, 2003, we completed the acquisition of Solunet Storage Holding and, indirectly, its operating subsidiary Solunet Storage, Inc. (“Solunet Storage”). As discussed in Note 1 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS,” this transaction has been accounted for as an acquisition of SANZ by Solunet Storage Holding, and as a result, the financial statements of Solunet Storage Holding have been adopted as the historical financial statements of SANZ for all periods prior to April 1, 2003. SANZ includes its wholly-owned subsidiary, SANZ Inc., and its wholly-owned subsidiary, Solunet Storage.

Products and Services

In the course of our business, we provide the following products and services, which are reported as two business segments in our financial statements included in “INDEX TO FINANCIAL STATEMENTS”:

•	Data storage solutions that we design and deliver as a customized project to meet a client’s specific needs, including both data storage networks and data backup/recovery systems;

•	Maintenance and customer support services on storage hardware and software;

•	Storage-related professional services;

•
A proprietary data management software product known as “EarthWhere™” (“EarthWhere”), which facilitates imagery data access and provisioning for geospatial digital imagery users (principally satellite and aerial imagery and map data);

•	Maintenance and customer support services on our EarthWhere software product; and

•	Geospatial imagery data management consulting services.

We report the first three products and services in our “Storage Solutions” segment and the latter three in our “EarthWhere” segment.

 SANZ’ Storage Solutions Business

SANZ provides enterprise-level data storage and data management solutions to commercial and government clients. We design, deliver, service and sometimes manage data storage systems, especially those that are built using a network architecture. The data storage and services market is large, with spending estimated to exceed $40 billion by 2007. International Data Corporation (IDC) projects data growth at an annual compound rate of approximately 8-10% through 2007. While this market is large and broad-based as a result of the fundamental need by all industries and government agencies to better manage ever increasing amounts of data, it is subject to fluctuations in capital spending in general and in information technology spending in particular. Because we typically design solutions that integrate multiple technologies for our clients, we are known in the industry as a “storage solution provider.” Our client-specific solution designs may include a variety of storage elements or subsystems from a single technology partner, or may be comprised of a mix of elements from a broad range of component suppliers. Clients often choose to conduct business with SANZ because of our ability to offer solutions that are based on a comprehensive understanding of the wide range of storage technologies and products that are available, and our ability to select from among those sometimes competing offerings, an optimized price-performance combination for the client’s specific needs.

Because of our need to have a broad, concurrent understanding of many data storage technologies, our business requires a significant continued investment in well-trained engineering personnel and a high level of experience and training in our sales and support staff. We also invest in testing new product offerings and operate testing laboratories (of varying sizes) at our offices in Texas, Colorado and Virginia. These facilities are used to test proposed solutions and to demonstrate those solutions to prospective clients.

In many cases, we provide solution design recommendations to our clients as part of the sales process. In other cases, clients engage us as consultants, using our specialized expertise in such projects as: assessing the adequacy of clients’ current data storage infrastructures; advising them on new data management systems design; providing implementation services and providing ongoing operational support.

As an important part of our general business strategy, we have concentrated on growing the technical professional services content of our Storage Solutions business, which has increased from $3.3 million in 2004 to $4.8 million in 2005, and to $5.4 million in 2006, representing a 64% increase from 2004 to 2006. Sales of professional services generally provide higher gross margins than the resale of third-party hardware and software. At the same time, building out and maintaining a professional services staff requires additional management systems for recruiting, retention, and utilization of employees.

Because of the technical complexity of data storage hardware and software products and systems, clients generally purchase maintenance and support contracts on those products. We provide these services from our Richardson, Texas based “technical services center,” a call center in which our own engineers field support calls from clients with respect to many of the products that we sell. Depending on the nature of the client’s issue, our engineers may resolve the call remotely or may pass on the call to the product vendor to send a technician into the field to fix the issue. This process is referred to in the industry as taking “first call.” The ongoing communication with the client associated with taking first call also helps us in our efforts to maintain a close relationship with the client as its “trusted advisor,” and helps us, from time to time, to identify new sales opportunities within the client.

We market our Storage Solutions products and services primarily to Federal government and commercial enterprises. We view these two market segments as having distinct needs, and as a result, made changes in our organization in late 2004 to address these markets with specifically dedicated resources. The Federal market for SANZ is generally highly centralized in the Washington DC area; typically involves larger contract awards and longer sales cycles of up to 12 months; requires that we maintain presence on certain Federal procurement vehicles (e.g., GSA Schedules) that generally limit available margin on third-party product resale; and typically provides greater opportunity for higher levels of professional services revenue.

The commercial market for SANZ is much more geographically diverse; normally involves smaller average project size with shorter sales cycles; faces certain market access limitations from our technology partners as most reserve many of the Fortune 1000 accounts for their direct sales efforts instead of channel management; typically supports higher available margin on third-party product re-sale; and generally provides less opportunity for sales of professional services. It is our strategy to maintain and increase our market share in both of these markets and continue to build on our reputation for providing highly cost effective, comprehensive data management solutions in a full service model.

To improve our financial performance, we are focused on organizational productivity. We are striving to increase the individual productivity of our sales staff and the billable utilization of our existing engineering staff. In parallel, we are focused on increasing the percentage of revenue from our higher margin services business and reducing the costs of our back-office and support operations through improved application of systems and technology.

SANZ’ EarthWhere software and services business

As an outgrowth of our understanding of data management processes and requirements, we have developed and sell a proprietary data-management software application designed specifically for managing geospatial imagery data. EarthWhere is designed to facilitate a user’s provisioning and distribution of stored geospatial data (e.g., satellite and aerial imagery, map data, etc.).

We are currently marketing EarthWhere predominantly to government agencies that use geospatial digital imagery in their business or mission. These users may include:

•	Military mission planners who use images to better plan operations and assess results;

•	Intelligence operatives and planners who use images to monitor condition changes in their surveillance objectives;

•	Environmental condition analysts who use hyper-spectral analysis of imagery to monitor changes in conditions;

•	Agricultural scientists and planners who use imagery to monitor farm production compliance, soil conditions, and land contours;

•	Border patrol enforcement teams who use imagery to plan for more effective “route” control and intercept;

•	Emergency management teams who use imagery to address issues of evacuation route planning; and

•	Municipal planning, taxing and control organizations that use imagery to address zoning compliance and other real estate development issues.

While there are no specific market estimates for software products and services that provide the EarthWhere functionality, the market for geospatial imagery data is estimated by the American Society for Photogrammetry and Remote Sensing (“ASPRS”) to exceed $3 billion annually, and to be growing at approximately 9-14% per year. Another source, Cary & Associates, estimated the total Federal spending on “Geo Technology,” which includes imagery, IT delivery systems, and personnel involved in the management and use of imagery, etc., at approximately $6 billion.

The current business process that is used to deliver geospatial imagery to meet the needs of its users is complex. A critical element in that process, given the state of current technology, is the role of the highly trained imagery analyst, who must retrieve the correct imagery data and apply sophisticated software tools to create the exact image needed by the “business user,” no matter how simple or complex. This process is typically slow, time intensive (therefore costly), and often fails to meet timing or general mission needs of the business user.

SANZ management believes that the introduction of EarthWhere as a data provisioning application offers dramatic improvement to the process for delivering data to the imagery analyst and making some of his/her tasks much easier. In actual process impact tests at the United States Department of Agriculture Farm Service Agency Aerial Photography Field Office (“USDA APFO”) and other users, the application of EarthWhere improved productivity of some operations by as much as 20 to 1 (“USDA APFO/EarthWhere sales order fulfillment project—Case study, version 1.5,” March 15, 2005). Improving the productivity of the imagery analyst increases his/her ability to respond to the mission objectives of the business user and correspondingly support an expanding user market.

We recorded our first product sale of EarthWhere in 2003. To date, we have made sales to a number of Federal agencies that hold significant potential for broad application of the EarthWhere software product. In 2006, we focused our technical and business development efforts on achieving sales in the Department of Defense and Intelligence Community. We believe that these market segments hold the largest near term potential for growth.

The sales cycle for an “enterprise class” software product typically exceeds 12 months from initial introduction to full deployment. Our experience has been that EarthWhere sales cycles tend to follow this pattern. A relatively small license sale that supports a typical “department” use is priced in the range of $100,000. We expect to increase revenue in 2007 as we continue to invest in building out our position in the Defense and Intelligence Community and move some of our existing clients from department to “enterprise” use of the product.

As part of our software sale, we provide installation and support services. We have also found that some of our clients and prospective clients have a need for business process re-engineering and other consulting services, which we also provide.

Currently we believe that we have nominal direct competition for the EarthWhere product as a “Commercial Off the Shelf Technology.” We sometimes face indirect competition where mature users of geospatial imagery have developed custom “in house” systems that perform some or all of the functions of our product.

We continue to invest significantly in the product development of EarthWhere, which we expect will be necessary to continue to maintain a competitive position. We account for software development costs according to accounting principles generally accepted in the United States (“US GAAP”). In 2006 and 2005, we capitalized $898,000 and $911,000 of software development costs, respectively, and expensed $62,000 and $219,000 in research and development costs, respectively, related to EarthWhere.

While we expect increases in sales of EarthWhere software and related services, this part of our business is still in the development stage and no assurance can be made that we will meet our sales objectives. If we fail to meet our sales objectives, the cash requirements for development will place a significant burden on our cash resources.

Segment Information

We currently operate and report in two business segments—Storage Solutions and EarthWhere. The two reportable segments disclosed in this document are based on our current management organizational structure. A detailed description of the products and services, as well as financial data, for each segment can be found in Note 11 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.” Based on the way in which management reviews and evaluates segment performance, the segment operating results shown below for 2006, 2005 and 2004 do not include non-allocated corporate expenses, interest expense, charges for debt guaranty warrants, charges related to the 2006 private placement transaction and other income and expense. Such items are only considered when evaluating the results of the consolidated company. Future changes to this organizational structure may result in changes to the reportable segments disclosed.

Storage Solutions

(in thousands)	2006	2005	2004
Net revenue
Product sales and vendor supplied services	$43,734	$43,333	$53,970
Consulting and engineering services	5,397	4,773	3,272
Maintenance services and contract fees	6,508	8,895	7,763
Total net revenue	55,639	57,001	65,005

Gross Profit	12,752	13,440	13,388
Loss from operations (1)	$(22,903)	$(8,851)	$(1,578)

(1)	For 2006 and 2005, loss from operations included non-cash charges for goodwill and intangible asset impairment in the amount of $22.3 million and $9.2 million, respectively.

Storage Solutions revenue decreased by approximately 2% and gross profit decreased by approximately 5% from 2005 to 2006. Product sales and vendor supplied services remained flat year on year. The decrease in gross profit is primarily a result of the Storage Solutions segment’s continued pricing pressures, which is reflected in part by several multi-million dollar transactions in 2006 which carried gross margins ranging from 8 to 16%, as compared to a $4.4 million order in 2005 that carried approximately a 28% gross margin. Consulting and engineering services revenue increased by 13% year on year, reflecting our continued focus on increasing this higher-margin sector of our business. The primary reason for the year on year decrease in maintenance services and contract fees was a change in the mix of “first call” maintenance services and third party maintenance contract fees. Overall maintenance billings increased from 2005 to 2006, but the percentage of first call maintenance services to third party maintenance contract fees was approximately 60/40 in 2005 compared with 40/60 in 2006. Since maintenance contract fees are recorded net of cost of goods, the result was a decrease in reported maintenance revenue.

EarthWhere

(in thousands)	2006	2005	2004
Net revenue
EarthWhere licenses and services	$2,125	$1,932	$749
Other hardware and software	981	182	404
Total net revenue	3,106	2,114	1,153

Gross Profit	1,283	1,398	562
Loss from operations	$(2,929)	$(1,732)	$(1,453)

EarthWhere revenue increased by 47% from 2005 to 2006, and sales of our software licenses increased by 10% year on year. In addition, our EarthWhere consulting and engineering service revenue increased by 25% from 2005 to 2006. The decrease in gross profit year on year is partially due to the increase in amortization of capitalized software costs, which is recorded as cost of goods, from $134,000 in 2005 to $376,000 in 2006.

We have continued to significantly increase our investment in expanding the EarthWhere business, with the number of dedicated EarthWhere employees increasing from 15 to 26 to 31 at December 31, 2004, 2005 and 2006, respectively. Operating expenses, including an allocation for general and administrative expenses, increased from $2.1 million in 2004 to $3.3 million in 2005 and to $4.1 million in 2006.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with US GAAP. The accounting policies most fundamental to understanding our financial statements are those relating to recognition of revenue, to our use of estimates, to the capitalization of software development costs, to the accounting for derivative financial instruments and those relating to the impairment testing of goodwill and intangible assets.

Revenue Recognition

Our revenue recognition policy is significant because the amount and timing of revenue is a key component of our results of operations. Revenue results are difficult to forecast, primarily because we are a project-based business, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from period to period. Additionally, we use estimates in allocating revenue among the multiple elements of a sale arrangement. Also, we make estimates and judgments regarding revenue recognition as to when a particular services engagement is completed.

We recognize revenue from the design, installation and support of data storage solutions, which may include hardware, software and services. Our revenue recognition policies are based on the guidance in Staff Accounting Bulletin No. 104, “Revenue Recognition,” (“SAB 104”) in conjunction with Emerging Issues Task Force (“EITF”) Issue Number 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions,” and EITF 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software,” and EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

We recognize revenue when:

• persuasive evidence of an arrangement exists,
• delivery has occurred or services have been rendered,

• the sales price is fixed or determinable, and
• collectibility of the resulting accounts receivable is reasonably assured.

Our revenue is derived from two segments—Storage Solutions and EarthWhere—and from four sources:

(1) the resale of computer hardware, software and related vendor supplied services;
(2) the sale of our proprietary software product, EarthWhere;
(3) professional services, including installation, assessment, and on-site consulting; and
(4) the sale of maintenance and technical support agreements on data storage devices and software.

Storage Solutions Product Sales (Hardware/Software)

Our Storage Solutions arrangements may include multiple elements, including the resale of third-party computer hardware, software and maintenance support. We account for the software and software-related elements in accordance with SOP 97-2. We determine the fair value of the non-software elements in accordance with EITF 00-21 and account for them in accordance with SAB 104.

We recognize revenue from the resale of data storage systems upon either (i) the shipment of goods for freight-on-board (“FOB”) origin shipments or (ii) the delivery of goods to the customer for FOB destination shipments, provided that no significant uncertainties regarding customer acceptance exist, and depending on the terms of the contract and applicable commercial law. Based on our history, customer acceptance clauses are rare, and in the event of a sales arrangement which includes a customer acceptance clause, we recognize revenue upon the earlier of receipt of written acceptance or when the acceptance period has lapsed.

Our Storage Solutions arrangements may include multiple elements, including the resale of third-party computer hardware, software, maintenance support, and professional services (e.g., assessment, training and installation). Arrangements generally fall into one of the following scenarios:

(a)
The software and maintenance elements are more than incidental to the product as a whole, and essential to the functionality of the hardware. In this type of arrangement, and in accordance with EITF 03-5, the hardware is considered software-related, and we account for the entire arrangement - hardware, software and related maintenance support - in accordance with SOP 97-2. Since these arrangements involve the resale of third-party elements, we have published price lists from our vendors for these products and services, and accordingly, we establish vendor specific objective evidence (“VSOE”) of fair value for these elements from these price lists.

(b)	The software and maintenance are incidental to the product as a whole.

(c)
The resale of hardware contains no software. Multiple elements in these arrangements may include the sale of professional services (i.e., installation) and maintenance contracts on the hardware elements.

In accordance with EITF 03-5, when the hardware is a non-software element and any software or software-related elements are not more than incidental to the product as a whole as in cases (b) and (c) above, the arrangements do not fall under the scope of SOP 97-2, and are accounted for in accordance with SAB 104 and EITF 00-21.

For arrangements that include the resale and installation of third-party data storage systems (i.e., stand-alone hardware or hardware with incidental software and maintenance, as cited in b. and c. above) denominated as a single, lump-sum price, we allocate the aggregate arrangement revenue among the multiple elements based on their relative fair values in accordance with EITF 00-21. We determine relative fair value for each revenue element based on published price lists from our vendors for these products and/or services.

When some elements are delivered prior to others in a multiple element arrangement, revenue for the delivered elements is separately recognized, provided all of the following criteria are met:

• the delivered item has value to the customer on a stand-alone basis,
• there is objective and reliable evidence of the fair value of the undelivered item(s), and
• delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Undelivered revenue elements typically include installation, training, and other professional services.

The amount of revenue allocated to delivered items is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. For undelivered services revenue, we use a residual method of allocating revenue, and defer revenue for the estimated fair value of the undelivered services. We estimate the fair value of the undelivered services based on separate service offerings with customers. For undelivered elements other than services, we allocate revenue to the separate elements based on their relative fair values.

EarthWhere License Fees

We recognize revenue on EarthWhere license fees in accordance with SOP 97-2, as amended by SOP 98-9.

For EarthWhere license agreements that do not require significant modifications or customization of the software, we recognize software license revenue when persuasive evidence of an agreement exists, delivery of the product has occurred, the license fee is fixed or determinable and collection is probable. Consulting and maintenance services are billed separately from the license. Acceptance provisions included in a software license agreement generally grant customers a right of refund or replacement only if the licensed software does not perform in accordance with its published specifications. Based on our history, the likelihood of non-acceptance in these situations is remote, and we recognize revenue when all other criteria of revenue recognition are met. If the likelihood of non-acceptance is determined to be other than remote, we recognize revenue upon the earlier of receipt of written acceptance or when the acceptance period has lapsed.

Our EarthWhere software license agreements may include multiple products and services, including maintenance, and we determine the fair value of and recognize revenue from the various elements of the arrangements in accordance with SOP 97-2 and 98-9. We establish VSOE of fair value for our EarthWhere software licenses through our price list which is published with the General Services Administration (“GSA Price List”) for sale to Federal government customers. Typically, we sell our EarthWhere licenses along with a maintenance agreement; however, if we sell a license separately, without maintenance, it is sold at the same price according to the GSA Price List. In cases where we can establish VSOE only for the undelivered elements in a arrangement (i.e., maintenance), we apply the residual method to recognize revenue for the delivered elements in accordance with SOP 98-9.

Professional Services

Revenue from professional services, excluding maintenance services, and which include installation, assessment, training and resident services, is recognized as the related services are completed.

Maintenance Services

We provide “first call” technical support for certain third-party hardware and software products that we sell. Additionally, on our EarthWhere product, we provided maintenance services and post-contract customer support along with unspecified upgrades and enhancements. Revenue from maintenance contacts is recognized on a straight-line basis over the contractual term of the contacts. Likewise, we defer the costs of maintenance contracts and amortize them on a straight-line basis over their contractual terms.

Maintenance Contract Fees

For third-party products for which we do not perform first call maintenance, we often resell the vendor’s maintenance contract for a fee. On these arrangements, we recognize revenue at the inception of the contract, net of the cost of the contract, in accordance with EITF 99-19.

Use of Estimates

The preparation of our financial statements in conformity with US GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the reported amount of revenue and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Some of these estimates, judgments and assumptions relate to expected outcomes or uncertainties of specified events. Others relate to the anticipated dollar amounts arising out of events that are reasonably certain to occur. The areas in which we most frequently are required to make such estimates, judgments and assumptions are assessment of the carrying value of goodwill, the recoverability and the useful lives of intangible assets and other long-term assets, allowances for credit losses on accounts receivable, allowances for impairment in the value of inventory, recognition of revenue, and the capitalization of software development costs.

We believe that the estimates, judgments and assumptions upon which we rely are reasonable based on the information available to us at the time that those estimates, judgments and assumptions are made, and they are continually evaluated based on available information and experience. In the case of estimated or assumed amounts, the actual results or outcomes are often different from the estimated or assumed amounts. These differences are usually minor and are included in our consolidated financial statements as soon as they are known. However, to the extent that there are material differences between these estimates, judgments and assumptions and actual results, our financial statements will be affected.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible net assets relating to business acquisitions. Historically, goodwill has been a significant component of our total assets. We account for goodwill and intangible assets in accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires that goodwill be tested for impairment at least annually.

We review the carrying value of goodwill annually and use the last date of our fiscal year (December 31) as the measurement date. Under certain circumstances, SFAS 142 requires an assessment of goodwill impairment more frequently. The performance of the impairment test involves a two-step process. The first step (“Step I test”) of the impairment test involves comparing the fair value of the company’s reporting unit with the reporting unit’s carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step (“Step II test”) is performed to determine the amount of the impairment loss. The impairment loss is determined by comparing the implied fair value of our goodwill with the carrying amount of that goodwill. We believe that our estimates of fair value are reasonable. Changes in estimates of such fair value, however, could affect the calculation.

In 2005, we began segment reporting, and, at that time, determined that, as defined under SFAS 142, we had two reporting units - Storage Solutions and EarthWhere. Accordingly, we allocated our recorded goodwill to both of these reporting units based on the percentage of gross profit generated by each reporting unit for the year ended December 31, 2004, the most recent year prior to our commencement of segment reporting. We believed that this was the most appropriate financial measure for allocation purposes based on the different stages of the reporting units’ businesses. This resulted in approximately 4% or $1.3 million of the total goodwill asset allocated to our EarthWhere reporting unit.

As of December 31, 2006 and 2005, we reviewed goodwill associated with both of our reporting units for impairment, and, as part of our assessments of both years, we engaged an independent valuation firm (“independent firm”). For purposes of preparing its valuations, the independent firm requested that we provide them with certain information, including but not limited to projections of our 2006 financial results. The independent firm performed its valuations using primarily discounted cash flow and comparable public company analyses. For both 2006 and 2005, the result of the Step I test for our Storage Solutions reporting unit was that the carrying amount of this reporting unit exceeded its fair value. Because of the impairment determined under the Step I test, we were required to complete the Step II test, which involved a valuation of this reporting unit’s assets and liabilities, including intangibles. Based on the Step II analysis, as of December 31, 2006 and 2005, we recorded impairment charges for goodwill related to our Storage Solutions reporting unit in the amount of $21.5 and $9.2 million, respectively.

As of December 31, 2006 and 2005, we concluded that the recorded goodwill for our EarthWhere reporting unit was not impaired.

The independent valuation of our two reporting units was based on both historical and projected results provided by us. Our projected operating results encompassed assumptions and estimates regarding our revenue levels, gross margins associated with revenue components, operating expense levels and capital expenditure levels. Our actual operating results and cash flows from operations and investing activities could vary materially, and if materially less than projected results may indicate that the carrying value of our goodwill assets may be further impaired. Our common stock is currently thinly-traded and future assessments of the carrying value of our goodwill assets would likely be based on discounted cash flow analysis.

Our goodwill impairment charge recorded in the 2006 results of operations was primarily a result of: (1) our projected 2006 financial results provided to the independent firm for purposes of preparing its valuations exceeding our actual 2006 financial results; (2) a reduction in our projected financial results provided to the independent firm for purposes of preparing its valuations made as of December 31, 2006 for the fiscal years 2007 through 2015 as compared to projected financial results made as of December 31, 2005 for those same years; and (3) management’s assessment of the current operating performance of the Storage Solutions reporting unit. Based on these factors, as well as the independent firm’s valuation, we concluded that the goodwill asset for the entire Storage Solutions reporting unit was fully impaired, and wrote off the remaining balance in 2006.

Intangible and Other Long-Lived Assets

Generally, intangible assets other than goodwill are amortized over their useful lives. Determining the useful life of most such intangible assets requires an estimate by management. Our intangible assets that are subject to amortization include trade names and customer lists. The usefulness of customer lists declines gradually due to customer turnover. In the case of trade names, if a decline occurs, it is more likely to occur as a single event at an as-yet unknown time (e.g., as a consequence of a future rebranding). While it is not possible to know when such a change may occur in the future, we have estimated a median date based on our current business plans for such names and the general practices in the marketplace.

We evaluate the carrying value of long-lived assets, including intangibles subject to amortization, whenever events or changes in circumstances indicate the carrying amount may not be fully recoverable. If that analysis indicates that an impairment has occurred, we measure the impairment based on a comparison of discounted cash flows or fair values, whichever is more readily determinable, to the carrying value of the related asset.

At December 31, 2006, in conjunction with the independent valuation of goodwill as described in “—Goodwill” above, we recorded a charge in the amount of $800,000 for the impairment of the SANZ commercial trade name.

Derivative Financial Instruments

During 2006, the accounting for financial instruments and potential derivatives was significant to our financial statements because the accounting for such instruments requires the use of management’s significant estimates and assumptions. This accounting policy is also significant because of the potential fluctuations in the estimated fair value from period to period, which are recorded as a benefit (charge) to net loss on the statement of operations. We estimated the fair value of the warrants issued in the 2006 private placement using the Black-Scholes option pricing model. This model requires the use of significant estimates and assumptions related to the estimated term of the financial instruments, the volatility of the price of our common stock, and interest rates, among other items. Fluctuations in these assumptions may have a significant impact on the estimated fair value of financial instruments, which, in turn, may have a significant impact on our reported financial condition and results of operations. As of December 31, 2006, all warrants issued in the 2006 private placement were reclassified to equity and were no longer subject to these fluctuations in fair value. Our accounting for derivative instruments is discussed further in Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

Accounts Receivable

We utilize a specific reserve methodology for our accounts receivable, in which we periodically review each of those accounts based on aging, the financial status of the client and other known factors that may indicate that an account has become uncollectible. In doing so, we make judgments about our ability to collect outstanding receivables and apply a reserve where we believe our ability to collect a specified receivable has become doubtful. We also consider our exposure to a single client. This process of reviewing our accounts receivable involves the application of management’s judgment and estimates regarding a future event, i.e., the likelihood of collection of a receivable and whether or not collection will be of the full amount owed. If our judgment does not accurately predict our future ability to collect those outstanding receivables, whether because the data on which we rely in making that judgment proves to be inaccurate or otherwise, additional provisions for doubtful accounts may become needed and the future results of operations could be materially affected.

Historically, our credit losses have not been material. Total write-offs for the years 2003 through 2006 were insignificant. As of December 31, 2006 and 2005, our total allowance for doubtful accounts was $143,000, and $168,000, respectively, representing approximately 0.9% and 1.4% of our total accounts receivable, respectively. We do not anticipate any material change to our estimates or assumptions in this critical accounting area.

Inventory

We also utilize a specific reserve methodology for our inventory, in which we periodically review our inventory to assess whether, due to aging, changes in technology, our effectiveness in marketing a given type of product to our usual client base or other factors, our ability to sell that inventory for at least our carrying value has become impaired. This process involves the application of management’s judgment and estimates regarding a future event, i.e., the likelihood of the sale of an item of inventory and an estimate of the price at which such sale will occur. If our judgment does not accurately predict our future ability to sell that inventory or the price at which we will sell it, whether because the data on which we rely in making that judgment proves to be inaccurate or otherwise, we may have to reduce the carrying value of that inventory, and our future results of operations could be materially impacted.

Historically, our inventory write-offs have not been materially different from our estimated reserves. We have continued to reduce our inventory levels since 2004, further reducing the materiality of required reserves. We do not anticipate significantly increasing average inventory levels or any materially changing to our estimates or assumptions in this critical accounting area.

Expense Classification

Our recognition of revenue from services that we perform with our internal staff also involves certain estimates, judgments and assumptions. Among these are estimates and assumptions used in reallocating an appropriate portion of our operating expenses pertaining to employee compensation and related expenses to “cost of sales.” If we are incorrect in those estimates and assumptions, our financial statements may inaccurately overstate gross profit and simultaneously overstate operating expense, or vice versa. The net effect of either outcome would, however, be neutral to net income.

Software Development Costs

We expense the costs of developing computer software to be sold, leased or otherwise marketed until technological feasibility is established and we capitalize all costs incurred from that time until the software is available for general customer release or ready for its intended use, at which time amortization of the capitalized costs begins. We determine technological feasibility for our computer software products based upon the earlier of the achievement of: (a) a detailed program design free of high-risk development issues; or (b) completion of a working model. Costs of major enhancements to existing products are capitalized while routine maintenance of existing products is charged to expense as incurred. We also contract with third parties to develop or test software that will be sold to customers and generally capitalize these third-party costs. The establishment of the technological feasibility and the ongoing assessment of the recoverability of capitalized computer software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technology.

We amortize capitalized software costs on a product-by-product basis over their expected useful life, which is generally three years. The annual amortization related to software to be sold is the greater of the amount computed using (a) the ratio that current gross revenue for a product compares to the total of current and anticipated future gross revenue for that product or (b) the straight-line method over the remaining estimated economic life of the product.

The capitalization and carrying value of software development costs involves estimates, judgments and assumptions in determining technological feasibility and expected useful life of a product.

Recent Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140,” to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS 155 amends SFAS 133 to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. Prior to fair value measurement, however, interests in securitized financial assets must be evaluated to identify interests containing embedded derivatives requiring bifurcation. The amendments to SFAS 133 also clarify that interest-only and principal-only strips are not subject to the requirements of SFAS 133, and that concentrations of credit risk in the form of subordination are not embedded derivatives. Finally, SFAS 155 amends Statement of Financial Accounting Standards No. 140, “Accounting for the Impairment or Disposal of Long-lived Assets,” to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this accounting pronouncement did not have a material impact on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides guidance regarding the recognition of a tax position based on a “more likely than not” recognition threshold; that is, evaluating whether the position is more likely than not of being sustained upon examination by the appropriate taxing authorities, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We believe that the adoption of this pronouncement will not have a material impact on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006, with early application for the first interim period ending after November 15, 2006. The adoption of this accounting pronouncement did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. We are currently evaluating the potential impact SFAS 157 will have on our financial statements.

In June 2006, the FASB ratified EITF Issue No. 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing activity between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 also concluded that the presentation of taxes within its scope on either a gross (included in revenues and costs) or net (excluded from revenues) basis is an accounting policy decision subject to appropriate disclosure. We currently present all taxes on a net basis and have elected not to change our presentation method. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006, with earlier application permitted.

Liquidity and Capital Resources

Liquidity

As of December 31, 2006, we had $5.0 million of undrawn availability on our borrowing facility with Wells Fargo Bank, National Association (“Wells Fargo”), and as of March 31, 2007, we had $2.1 million drawn and $2.2 million of undrawn availability on this facility. Our ability to borrow under the Wells Fargo facility is subject to maintaining our accounts receivable balance at current levels, as well as complying with the financial covenants we have made to the lender. If we are unable to comply with our financial covenants to Wells Fargo, the facility could cease to be available to us. On April 2, 2007, we and Wells Fargo executed an amendment to the current facility, which extended its duration through May 2010. On April 13, 2007, we obtained a waiver of default from Wells Fargo waiving the event of default that would have resulted under the facility as a result of the “going concern” qualification on our independent registered public accounting firm’s report on our financial statements for the fiscal year ended December 31, 2006. As of the date of this prospectus, we were in compliance with all covenants under the Wells Fargo facility.

At December 31, 2006, we also held a $5.0 million three-year term loan (“Sun Term Loan”) with our majority shareholder, Sun Solunet that is payable in full in March 2009.

At December 31, 2006, we had $1.5 million of borrowings outstanding on a $1.5 million credit facility (the “Harris 2006 facility”) with Harris N.A. (“Harris”). Borrowings under the Harris 2006 facility bore interest at prime and are payable upon demand by Harris. We obtained this facility to provide additional working capital. On March 13 and March 23, 2007, we increased our borrowing availability with Harris through amendments to the Harris 2006 facility in the amounts of $1.5 million and $1.5 million, respectively. As of the date of this prospectus, we had principal borrowings outstanding under the Harris 2006 facility of $4.5 million.

Our consolidated financial statements as presented in “INDEX TO FINANCIAL STATEMENTS” have been prepared in conformity with US GAAP, which contemplate our continuation as a going concern. However, the report of our independent registered public accounting firm on our consolidated financial statements, as of and for the year ended December 31, 2006, contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. The “going concern” qualification results from, among other things, our current liquidity position, net losses and other factors described in this item and in Note 2 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.” We have incurred substantial losses from operations since inception and have incurred a net loss of $33.0 million for the year ended December 31, 2006, which included non-cash charges of $22.3 million related to goodwill and intangible asset impairments. In addition, as of December 31, 2006, we have negative working capital (current liabilities in excess of current assets) of $7.1 million, an accumulated deficit of $72.1 million and a stockholders’ deficit of $9.9 million. Accordingly, as of December 31, 2006, the recoverability of a major portion of the recorded asset amounts, including goodwill, is dependent on our continuing operations, which in turn is dependent on our ability to maintain our current financing arrangements and our ability to become profitable in our future operations. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary if we were unable to continue as a going concern.

Ongoing concerns about our financial condition could impact our dealings with third parties, such as customers, suppliers and creditors, and the continuation of such concerns could have a material adverse effect on our business and results of operations in the future. Future liquidity issues could prevent us from making timely payments to our suppliers which could restrict our ability to obtain products and meet our customers’ demands, which could materially and adversely impact our revenue, results of operations and financial condition, our competitive position in our market, and possibly our ability to continue operations.

We continue to attempt to improve our liquidity through improving our operating results and exploring debt and equity capital opportunities. Key operating performance improvement levers continue to include sustaining or moderately increasing existing revenue levels, achieving higher revenue gross margins from increased services revenue and EarthWhere software license sales, and maintaining operating expenses as a percentage of gross profit at the same or lower percentage. We have also continued to invest in our EarthWhere business, in particular in the product development and professional services areas. At the current revenue levels for EarthWhere, such investment requires significant cash. Increased revenue from EarthWhere software sales would substantially improve operating cash flow.

Assuming continuation of our current credit facilities with Wells Fargo and Harris, current business trends and supplier relations, we believe that our liquidity sources are adequate to fund our operations for the next twelve months, assuming that we operate at current gross profit levels and that Sun Capital II continues to provide us with liquidity as they have done historically. However, there can be no assurance that we will operate at sufficient gross profit levels or that Sun Capital II will continue to provide us with liquidity, in which case it would be necessary to further cut costs, raise additional debt or equity capital, or sell assets. If we do seek to raise debt or equity capital, there is no assurance that it will be available on favorable terms or in an amount sufficient to avoid further cost-cutting.

Private Placement

On March 2, April 18 and May 4, 2006, we completed three closings of a private placement transaction exempt from registration under the Securities Act pursuant to Section 4(2) and Regulation D promulgated thereunder (the 2006 private placement) with third-party investors, our executive management and Sun Solunet. We raised approximately $12.3 million, comprised of $4.3 million of cash, net of placement agent and legal fees of approximately $784,000, and Sun Solunet converted $8.0 million of the Sun Loan (as defined below) to equity. We repaid $1.0 million of the outstanding Sun Loan to Sun Solunet, and the remaining $5.0 million of outstanding debt on the Sun Loan was converted to the Sun Term Loan, bearing interest at prime plus 1.0%. We used the net cash proceeds of approximately $4.3 million from the 2006 private placement for general working capital needs and funding our operating loss for the year ended December 31, 2006. In consideration for the net proceeds of approximately $12.3 million, we issued a total of 277.6 units (“2006 units”), each 2006 unit consisting of:

(a)  one share of our newly designated convertible series A preferred stock, no par value per share, initially convertible into 333,333 shares of our common stock at an exercise price of $0.15 per share, no par value per share;

(b)  a warrant to purchase 166,667 shares of common stock exercisable for five years from the Closing Date at an initial exercise price of $0.30 per share (the “2006 A warrants”);

(c)  a warrant to purchase 166,667 shares of common stock exercisable for five years from the Closing Date at an initial exercise price of $0.50 per share (the “2006 B warrants”) (together with the warrants described in clause (b) above, the “2006 private placement warrants”).

As discussed in Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS,” one of the agreements executed in the 2006 private placement was a registration rights agreement dated as of March 2, 2006 among SANZ and each of the investors in the 2006 private placement (the “2006 registration rights agreement”). The 2006 registration rights agreement required us to pay liquidated damages (2% per month in the form of cash) to the investors in the 2006 private placement in the event we failed to register the underlying shares of common stock that we were required to issue upon conversion of the series A preferred stock and the exercise of the 2006 A warrants and 2006 B warrants within 150 days of the respective Closing Dates. Under the 2006 registration rights agreement, we became obligated to pay liquidated damages 150 days after each of the Closing Dates. The first of these dates was August 1, 2006. The liquidated damages were payable on each monthly anniversary until the registration statement was declared effective by the SEC. In addition, interest accrued on the liquidated damages at a rate of 12% per annum, if the payments were not made within seven days after the date payable.

On November 22, 2006, we entered into an agreement (the “2006 settlement agreement”) with substantially all of the investors in the 2006 private placement, which, among other things, clarified our responsibilities with respect to the ongoing obligation to register shares of common stock for resale, modified the calculation of liquidated damages and interest relating thereto payable to such investors and set forth the mechanics for payment of such liquidated damages and interest. Under the terms of the 2006 settlement agreement, we were obligated to pay liquidated damages and interest accrued through November 15, 2006 (the “Liquidated Damages”), and thereafter have no further obligation to any of such investors in the 2006 private placement to pay liquidated damages. In the third quarter of 2006, we accrued $1,117,000 of Liquidated Damages, which represented the approximate total amount due as of November 15, 2006, and of which approximately $751,000 and $366,000 were payable to related parties and the other investors in the 2006 private placement, respectively, and, as a result of the 2006 settlement agreement, are payable 15 months from the date of issuance of the 2006 private placement promissory notes (as defined below). Additionally, and as part of the 2006 settlement agreement, we agreed to permanently reduce the exercise price of the 2006 B warrants from $0.50 per share to $0.20 per share. This modification resulted in a non-cash charge in the amount of $2,314,000 for 2006 to reflect the agreement to reprice the 2006 B warrants as of November 15, 2006. The 2006 settlement agreement and modification of the 2006 B warrants in November 2006 were in satisfaction of our obligations under the 2006 registration rights agreement and, as a result, under current US GAAP, we accrued $3.4 million ($1.1 million of Liquidated Damages and $2.3 million related to repricing of the 2006 B warrants) in our 2006 fiscal third quarter.

On December 8, 2006, we issued an unsecured promissory note (collectively, the “2006 private placement promissory notes”) to each of the investors that was a party to the 2006 settlement agreement for the payment of the Liquidated Damages to such investor. The terms of each 2006 private placement promissory note provided that: (1) payments would be made by us in cash, or, at the option of the investor, in shares of our common stock (the terms of any issuance of common stock to be mutually agreed upon by the us and the investor); (2) the 2006 private placement promissory note would be due and payable 15 months from the date that it was issued; and (3) interest on the principal amount of the 2006 private placement promissory note would accrue at a rate of 12% per annum and would be due and payable as specified in (2) above.

Cash and Cash Flows

At December 31, 2006, we had $-0- in cash and cash equivalents, and we had undrawn availability of $5.0 million on our Wells Fargo credit facility. As of March 31, 2007, we had $2.1 million drawn and $2.2 million of undrawn availability on this facility.

For the year ended December 31, 2006, net cash used in operating activities was $3.5 million. Our significant use of cash from operations for the year ended December 31, 2006 was the net loss incurred for the period of $33.0 million, less non-cash charges of $22.3 million for goodwill and intangible asset impairments, $3.6 million for the change in estimated fair value of derivative financial instruments (2006 private placement warrants issued in the March, April and May closings of the 2006 private placement), for the fair value of derivative financial instruments (2006 private placement warrants) issued in excess of net cash proceeds and for the agreement to reprice certain of the 2006 B warrants issued in the 2006 private placement in settlement of future liquidated damages, less $1.1 million for a charge for the settlement of liquidated damages, less $1.2 million in depreciation and amortization and less a $375,000 non-cash expense for share-based compensation. Another significant use of cash was an increase in accounts receivable of $3.6 million, due to higher invoicing in December 2006 as compared to December 2005. This use of cash was partially offset by an increase in accounts payable of $3.6 million, due to the timing of vendor payments and the increased invoicing in December 2006 as compared to December 2005.

Cash used in investing activities was $1.2 million in 2006, consisting of $333,000 for the purchase of property and equipment and $898,000 for the capitalization of costs for software developed for resale, discussed further below under the section “—Capital Expenditures.”

Cash provided by financing activities totaled $4.7 million in 2006, consisting of net cash proceeds of $4.3 million from the 2006 private placement, net payments of $1.1 million on our Wells Fargo facility and net borrowings of $1.5 million on our Harris 2006 facility due to the timing of our working capital needs.

Debt Facilities

Wells Fargo Line of Credit

We have a revolving credit line with Wells Fargo to borrow up to $12.0 million, which is secured by substantially all assets of SANZ Inc., our wholly-owned subsidiary, and Solunet Storage, Inc. (a wholly-owned subsidiary of SANZ Inc.) (collectively, “SANZ Inc. et al” or the “Borrowers”). The funds available under the credit facility are limited to 85% of the amount of eligible accounts receivable, which consist of substantially all accounts receivable, subject to exclusions for invoices aged over 90 days, otherwise-current receivables from customers with material amounts outstanding over 90 days and subject to a percentage limit of accounts receivable from a single customer. Borrowings against receivables owed directly by Federal government end-users are further limited to 80% of the eligible accounts receivable up to $500,000 in the aggregate unless we have obtained an “assignment of claim” executed by the government agency. Receivables from commercial entities acting as prime contractors for Federal government end-users are not subject to this sub-limit. Borrowings against receivables on maintenance services and maintenance contract fees are limited to 35% of the eligible accounts receivable up to $1,000,000 in the aggregate.

As of December 31, 2006, based on our eligible collateral at that date, we had $11.2 million available for borrowing on the Wells Fargo credit facility, of which $6.2 million was drawn and $5.0 million remained available. As of March 31, 2007, we had $2.1 million drawn and $2.2 million of undrawn availability on this facility. Wells Fargo may declare the loan in default if we do not meet certain financial performance measures. At December 31, 2006, we were in compliance with all covenants as set for 2006. As of December 31, 2006 and for the year then ended, this credit facility bore interest at the rate of prime plus 5.0% (13.25 at December 31, 2006).

On April 2, 2007, we and Wells Fargo executed an amendment to this credit facility agreement. This amendment extended the credit facility through May 2010 and set financial covenants for 2007, which are effective beginning March 31, 2007. Borrowings under this facility bear interest at prime plus 3.0%. Financial covenants for 2007 are as follows: (1) minimum net income (loss) on a year to date basis, calculated quarterly; (2) minimum net worth plus “subordinated debt” (measured in the aggregate, with amounts advanced to SANZ Inc. et al from SANZ being defined as subordinated debt), calculated on a monthly basis; (3) minimum availability, calculated monthly; (4) capital expenditure limit, calculated on an annual basis; and (5) a minimum cash infusion from SANZ or an outside source if SANZ Inc. et al. generates a net loss in a given quarter and have generated a net loss on a year to date basis at that time, in an amount equal to the lesser of the quarterly net loss or the year to date net loss. On April 13, 2007, we obtained a waiver of default from Wells Fargo waiving the event of default that would have resulted under the facility as a result of the “going concern” qualification on our independent registered public accounting firm’s report on our financial statements for the fiscal year ended December 31, 2006. As of the date of this prospectus, we were in compliance with all covenants under the Wells Fargo facility.

Each Borrower maintains a separate borrowing base; however, total borrowings under the facility are limited to $12 million. Additionally, each Borrower is required to guaranty the other’s debt. Cash transfers from SANZ Inc. to Solunet Storage are limited to the funding of Solunet Storage’s operating expenses and to a minimum availability on the date of any such transfer.

Sun Loan and Sun Term Loan

On November 23, 2005, Harris assigned its credit facility (the “Harris 2004-2005 Facility”) with us to Sun Solunet, our majority shareholder. At this date, Sun Solunet purchased the outstanding principal balance of $11,999,965 plus accrued interest in the amount of $138,038, and we became obligated to Sun Solunet (said principal and accrued interest referred to as the “Sun Loan”). At December 31, 2005, we had $13.1 million outstanding and due to Sun Solunet on the Sun Loan.

On February 6, 2006, the Sun Loan was amended in order to increase the borrowing availability from $13.0 million to $14.0 million. In addition to increasing our borrowing availability, this amendment changed the maturity date to December 31, 2006 and permitted accrual of interest to the principal amount of the loan until maturity.

Effective March 2, 2006, as part of the first closing of the 2006 private placement, Sun Solunet converted $8.0 million of the Sun Loan, and we paid down $1.0 million of the Sun Loan. On April 19, 2006, we and Sun Solunet executed an amendment to the Sun Loan agreement, which reduced the loan balance from $13.0 million to $5.0 million and modified the loan from a revolving line of credit to a term loan (the “Sun Term Loan”) maturing on March 2, 2009. The parties agreed that Sun Solunet had no additional lending obligation to us under the credit facility. Also as part of the new agreement, we were no longer obligated to issue debt guaranty warrants to Sun Solunet. This amendment formalized the agreement with respect to the Sun Loan that had been previously made in the Credit Support Termination Agreement on March 2, 2006. The Sun Term Loan bears interest at prime plus 1.0% (9.25% at December 31, 2006) and all interest accrues and is payable on the maturity date. As of December 31, 2006, we had $5.0 million in principal and $680,000 of accrued interest due on the Sun Term Loan.

Harris 2006 facility

On October 27, 2006, we entered into the Harris 2006 facility, which allowed for borrowings up to $1.5 million. Borrowings under the Harris 2006 facility bear interest at prime (8.25% at December 31, 2006) and are payable upon demand by Harris. The purpose of obtaining this facility was to provide additional working capital to us and our subsidiaries. This credit facility is unsecured, is not limited by availability under a borrowing base, and does not require the maintenance of specified financial covenants. As a condition precedent to obtaining the Harris 2006 facility, Sun Capital Partners II, an affiliate of Sun Solunet, entered into an ongoing guaranty of $1.5 million of the debt incurred by us under this facility. Additionally, Sun Capital II agreed that, upon the written request of SANZ, it would provide SANZ with sufficient funds to repay the debt outstanding under the credit facility in the event that Harris required repayment of such debt or, at Sun Capital II’s election, pay the outstanding debt directly to Harris; provided that in no event would Sun Capital II’s obligation exceed the amount of Sun Capital II’s guaranty. This guaranty expires on December 31, 2007. As of December 31, 2006, we had principal borrowings outstanding under the Harris 2006 facility of $1.5 million.

On March 13 and March 23, 2007, we increased our borrowing availability with Harris through amendments to the Harris 2006 facility in the amounts of $1.5 million and $1.5 million, respectively. The $3 million of available borrowings under these amendments was for additional working capital, and was secured by cash collateral posted by Sun Capital II in a collateral account maintained by Harris. Total borrowings allowed under the Harris 2006 facility, as amended, were $4.5 million, all of which were outstanding as of March 31, 2007.

Other Financing

In October 2005, SANZ Inc. executed a security agreement with Avnet, its largest supplier, granting a security interest in all of its assets. Pursuant to the security agreement, SANZ Inc’s indebtedness with Avnet is secured, except for $1,000,000. The security agreement specifies events of default, including but not limited to any failure by SANZ Inc. to maintain total cash and customer receivables (less indebtedness of SANZ Inc. to Wells Fargo) in an amount that is at least equal to the amount of outstanding trade accounts payable to Avnet, less $2,000,000. The security interest granted to Avnet is subordinate to the security interest granted to Wells Fargo by SANZ Inc. in connection with its principal borrowing facility with Wells Fargo and to evidence the subordination, Avnet and Wells Fargo entered into an intercreditor agreement. As of December 31, 2006, we were in compliance with all of the provisions of the security agreement with Avnet.

Capital Expenditures

During the years ended December 31, 2006 and 2005, we purchased approximately $333,000 and $318,000, respectively, of property and equipment for cash. For 2007, we anticipate spending between $300,000 and $400,000 on property and equipment. During 2006 and 2005 we also invested approximately $898,000 and $911,000, respectively, in capitalized software development costs. We expect to capitalize additional software development costs in 2007 of approximately $900,000. We expect to fund these capital expenditures from our Wells Fargo facility and our Harris 2006 facility.

Contractual Obligations

We are committed to make payments on certain long-term obligations and accrued liabilities. Our cash payments due under contractual obligations as of December 31, 2006 were as follows:

Cash payment obligations (due by period) (In thousands)	Less than 1 Year	1 - 3 Years	3 - 5 Years	Total

Long-term debt obligations
- related party (1)	$—	$6,442	$—	$6,442
- outside investors (2)	—	372	—	372
Line of credit obligations (3)	7,703	—	—	7,703
Operating lease obligations (operating locations)	718	653	—	1,371
Other	27	17	—	44
	$8,448	$7,484	$—	$15,932

(1)
The long-term debt obligations-related party were comprised of $5.7 million due to Sun Solunet under the three-year Sun Term Loan; $744,000 due to Sun Solunet and $18,000 due to management as notes payable related to the liquidated damages of the registration rights agreement.

(2)	The long-term debt obligations-outside investors consisted of $372,000 due to outside investors as notes payable related to the liquidated damages of the registration rights agreement.

(3)
The line of credit obligations were comprised of $6.2 million due to Wells Fargo and $1.5 million due to Harris. Effective March 2007, the Wells Fargo credit facility was renewed and extended through May 2010. On March 13 and March 23, 2007 the Harris 2006 facility was amended to increase our borrowing availability in the amounts of $1.5 million and $1.5 million, respectively. The Harris 2006 facility is evidenced by a demand note and of the borrowings thereunder, $1.5 million is guaranteed by Sun Capital II and the remaining $3.0 million is secured by cash collateral posted by Sun Capital II in a collateral account maintained by Harris.

As previously disclosed in our periodic reports, Mr. Jenkins resigned as our Chief Executive Officer, President and Chairman on March 12, 2007. In connection therewith, Mr. Jenkins and SANZ entered into a separation and general release agreement (the “Separation Agreement”) dated March 12, 2007 and effective on May 11, 2007 (the “Separation Date”). Pursuant to the Separation Agreement, Mr. Jenkins remains our employee (with the same base salary and benefits) until the Separation Date. Thereafter, subject to the satisfaction of certain conditions, Mr. Jenkins is entitled to 12 months of severance payments and benefits equal to his base salary and benefits that were in effect prior to his resignation. Our board of directors, including our compensation committee, also extended the vesting period of options to purchase 1,100,000 shares (275,000 of which were unvested) of our common stock at an exercise price of $0.40 per share issued under our 2003 Stock Option Plan until the Separation Date. Our board, including our compensation committee, also extended the exercise period on these options as well as options to purchase 500,000 shares of our common stock at an exercise price of $0.29 per share granted under our 2001 Stock Option Plan held by Mr. Jenkins that have vested as of the Separation Date to May 11, 2008.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements that have, or that are reasonably likely to have, a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Results of Operations

Selected Consolidated Statements of Operations Data

The following tables present Consolidated Statements of Operations data for the years ended December 31, 2006 and December 31, 2005 based on the percentage of revenue for each line item, as well as the dollar and percentage change of each of the items.

Results of Operations for the Year Ended December 31, 2006
Compared to the Year Ended December 31, 2005

(In thousands, except for percentages)	For the year ended December 31,				$ Change	% Change
	2006	% of rev	2005	% of rev	2005 - 2006	2005 - 2006
Revenue
Product sales and vendor supplied services	$45,530	77.5%	$44,446	75.2%	$1,084	2.4%
Consulting and engineering services	6,450	11.0	5,612	9.5	838	14.9
Maintenance services and contract fees	6,765	11.5	9,057	15.3	(2,292)	(25.3)
Total revenue	58,745	100.0	59,115	100.0	(370)	(0.6)

Gross Profit (% of respective revenue)
Product sales and vendor supplied services	9,013	19.8	9,921	22.3	(908)	(9.2)
Consulting and engineering services	2,566	39.8	2,117	37.7	449	21.2
Maintenance services and contract fees	2,456	36.3	2,800	30.9	(344)	(12.3)
Total gross profit	14,035	23.9	14,838	25.1	(803)	(5.4)

Operating expenses
Selling, engineering, general and administrative	17,532	29.8	15,822	26.8	1,710	10.8
Charge for goodwill impairment	21,519	36.6	9,200	15.6	12,319	133.9
Charge for impairment of intangible asset	800	1.4	—	—	800	100.0
Depreciation and amortization of intangibles	783	1.4	1,099	1.8	(316)	(28.8)
Total operating expenses	40,634	69.2	26,121	44.2	14,513	55.6

Loss from operations	(26,599)	(45.3)	(11,283)	(19.1)	(15,316)	135.7

Other income (expense)

Interest expense	(1,474)	(2.5)	(1,610)	(2.7)	136	(8.4)

Charge for warrants issued to related party for debt guaranty	—	—	(2,877)	(4.9)	2,877	(100.0)
Charge for change in estimated fair value of derivative financial instruments - Warrants	(374)	(0.6)	—	—	(374)	100.0
Charge for fair value of Warrants in excess of net cash proceeds	(924)	(1.6)	—	—	(924)	100.0
Charge due to the agreement to reprice Warrants	(2,314)	(3.9)	—	—	(2,314)	100.0
Liquidated damages payable under registration rights agreement	(1,117)	(1.9)	—	—	(1,117)	100.0
Other income (expense)	(110)	(0.2)	1	0.0	(111)	(111.0)

Loss before income taxes	(32,912)	(56.0)	(15,769)	(26.7)	(17,143)	108.7

Income tax (expense) benefit	(45)	(0.1)	(34)	(0.0)	(11)	32.4

Net loss	$(32,957)	(56.1)	$(15,803)	(26.7)	$(17,154)	108.5

Deemed dividend related to beneficial conversion feature of convertible series A preferred stock	(4,539)	(7.7)	—	—	(4,539)	100.0
Common stock dividends accrued for holders of convertible series A preferred stock	(340)	(0.6)	—	—	(340)	100.0

Net loss available to common shareholders	$(37,836)	(64.4)%	$(15,803)	(26.7)%	$(22,033)	139.4%

Revenue. Revenue from hardware/software sales increased for 2006 as compared to 2005 by approximately 2%, primarily from an increase in revenue from our EarthWhere segment offset by a decrease in product sales in our Storage Solutions segment. It is important to note that a significant percentage (approximately 85% for both 2006 and 2005) of our total revenue continues to be project—based, and as such quarterly results may vary significantly.

Revenue from consulting and engineering services (“professional services”), which is also project-based, increased approximately 15% from 2005 to 2006, primarily from an increase in our Federal government Storage Solutions professional services. As a percentage of total revenue, revenue from professional services increased from 9.5% in 2005 to 11% in 2006. We continue to emphasize revenue growth from professional services as a means of achieving greater gross profit.

Revenue from maintenance services and maintenance contract fees (“first call” maintenance services and the resale of vendor maintenance contracts) decreased by approximately 25% from 2005 to 2006, primarily due to product mix - a higher percentage of maintenance contract fees (which are reported net of cost of revenue) versus maintenance services in 2006 as compared to 2005. Gross maintenance billings increased slightly year on year.

Gross Profit and Margin. Gross profit for 2006 decreased approximately 5.4% from 2005, or approximately $800,000. The decrease was primarily attributable to lower revenue and lower gross margins from product sales and vendor supplied services. Our total gross margin decreased from 25.1% in 2005 to 23.9% in 2006, a decrease which was due primarily to a combination of lower gross margins on Storage Solutions’ product sales partially offset by higher gross margins on maintenance revenue. Gross margins on maintenance revenue increased in 2006 compared to 2005 in part due to a higher percentage of sales of vendor maintenance contracts, as noted above, which are reported on a net revenue basis. As we are primarily a project-based business, gross margins fluctuate from project to project, and, depending on mix, may fluctuate from quarter to quarter.

Operating Expenses. Operating expenses are comprised of selling, marketing, engineering, general and administrative (“SG&A”) expenses, as well as depreciation and amortization expense. SG&A expenses increased approximately 11% from 2005 to 2006, primarily from the continued investment in expanding our EarthWhere segment. Higher engineering personnel costs in our Federal government business and under-utilization of these resources in the first half of the year also contributed to higher SG&A expenses in 2006. Our average headcount for 2006 was 131, of which 29 were in our EarthWhere segment, 83 in our Storage Solutions segment, and 19 in G&A personnel. This compares to an average headcount for 2005 of 119, of which 21 were in our EarthWhere segment, 76 in our Storage Solutions segment and 22 in G&A. In addition, we recorded an employee severance charge of approximately $200,000 in June 2006.

Share-Based Compensation Expense. On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standard No. 123 (revised) (“SFAS 123R”), “Share-Based Payment,” using the modified prospective method, which requires that compensation expense be recorded for all unvested stock options and restricted stock over the remaining award service period.

For 2006, we recorded share-based compensation expense of $375,000, which is included in SG&A expense. The expense recorded during the year related to the current period compensation expense for stock options granted in the second quarter and for unvested stock options granted in prior years as calculated under the provisions of Statement of Financial Accounting Standard No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation.” In accordance with SFAS 123R, we accounted for options granted in prior years using the fair value pricing model used at the grant date to calculate the pro-forma compensation expense required for disclosure under SFAS 123, adjusted to include a provision for estimated forfeitures. During 2006, we estimated forfeitures at 20% annually, based on historical trends related to employee turnover and the market price of our common stock. At December 31, 2006, we adjusted the share-based compensation expense for actual forfeitures that occurred as of that date. As our policy for 2007, we will continue to record expense based on estimated forfeitures, but will adjust for actual forfeitures at the end of the vesting period for each tranche of options. We consider revisions to our assumptions in estimating forfeitures on an ongoing basis. We used the Black-Scholes option pricing model, as we believe this model best reflects our historical option exercise patterns, with weighted average assumptions as disclosed in Note 5 of our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

As we are applying the modified prospective method of adoption, there was no share-based compensation expense recorded in 2005. As disclosed in Note 5 of our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS,” had we applied the fair-value recognition provisions of SFAS 123 in 2005, we would have recorded $246,000 of share-based compensation expense in 2005. The total compensation cost related to nonvested options not yet recognized at December 31, 2006 was $1.3 million and the weighted-average period over which this expense is expected to be recognized is approximately 3.3 years. The total fair value of options vested during 2006 was $365,000.

Depreciation and Amortization. Depreciation and amortization of intangibles for 2006 decreased as compared to 2005, due in part to the completion of amortization of certain intangible assets acquired as part of the Solunet Storage acquisition in 2003, as well as the full depreciation in 2005 and 2006 of certain property and equipment acquired in 2002 and 2003.

Charge for Goodwill and Intangible Asset Impairments. As previously discussed under this section of the prospectus, in 2006, we recorded a $21.5 million charge for goodwill impairment for our Storage Solutions operating segment. In addition, we recorded impairment of $800,000 for a trade name in 2006. For 2005, we recorded a $9.2 million charge for goodwill impairment for this operating segment

Interest Expense. Interest expense for 2006 decreased approximately 8% as compared to 2005. The decrease is due to lower average borrowings in 2006, as a result of the conversion of $8 million of debt converted by Sun Solunet as part of the 2006 private placement in 2006. The effect on interest expense due to the decrease in average borrowings was partially offset by higher interest rates, which increased on average by nearly 190 basis points in 2006 as compared to 2005. Average debt outstanding for 2006 was $11.7 million as compared to $16.9 million for 2005.

Charge for Change in Estimated Fair Value of Derivative Financial Instruments—Warrants. We estimate the fair value of derivative financial instruments at each reporting period, and the net change in the estimated fair value is recorded as a benefit (charge) to the statement of operations. On July 28, 2006 at our annual meeting of shareholders, shareholders approved an increase in our authorized capital, and we concluded that the criteria for equity classification of the 2006 private placement warrants were met as of that date. In accordance with US GAAP, we estimated the fair value of the 2006 private placement warrants at July 28, 2006, recorded the net change in the estimated fair value of $943,000 as a benefit to the statement of operations in the third quarter of 2006, and reclassified the 2006 private placement warrants to stockholders’ equity. For 2006, the charge for the change in estimated fair value of the 2006 private placement warrants totaled $374,000. See further discussion of the 2006 private placement warrants in Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

Charge for Fair Value of 2006 Private Placement Warrants in Excess of Proceeds. We recorded the 2006 private placement warrants issued in the April and May 2006 closings of the 2006 private placement at an initial fair value of approximately $2.6 million. Because the estimated fair value of the 2006 private placement warrants exceeded the net cash proceeds of $1.7 million, we recorded a charge in the statement of operations of $924,000 for the difference between the estimated fair value of the 2006 private placement warrants and the net cash proceeds raised. See further discussion of the 2006 private placement warrants in Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

Liquidated Damages and Charge for the Agreement to Reprice the 2006 B Warrants. For 2006, we recorded $1.1 million of liquidated damages in the form of unsecured, promissory notes to the investors in the 2006 private placement transaction. In addition to this amount, we have recorded accrued interest on the 2006 private placement promissory notes at the rate of 12% per annum from November 15 through December 31, 2006. Also, we recorded a non-cash charge of $2.3 million as a result of the agreement to reprice the 2006 B warrants on November 15, 2006. See Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

Other Income (Expense). During our September quarter of 2006, we reduced the recorded value of an investment in a private company based on an assessment and estimate of the investment’s current marketability at September 30, 2006. Accordingly, we recorded a charge in the amount of $100,000 related to this investment.

Deemed Dividend Related to Beneficial Conversion Feature of Convertible Series A Preferred Stock. As part of the 2006 private placement, we issued convertible series A preferred stock, which contained a beneficial conversion feature, based on the difference between the closing price of our common stock and the effective conversion price of the convertible series A preferred stock on the Closing Dates of the transaction. The beneficial conversion feature for the March closing was measured at $4.5 million and was recorded as a deemed dividend to preferred stockholders in the March 2006 quarter. No deemed dividend was recorded for the April and May closings based on the $-0- ascribed to the series A preferred stock for those closings. The deemed dividend is included in the net loss available to common stockholders and the basic and diluted net loss per share calculation in 2006. See further discussion of the 2006 private placement in Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

Common Stock Dividends Accrued for Holders of Convertible Series A Preferred Stock. The convertible series A preferred stock issued in the 2006 private placement carries a 3% cumulative dividend, payable in shares of our common stock. Dividends are required to be declared and authorized by our board of directors on each July 31 and January 31 anniversary, beginning on July 31, 2006. For the year ended December 31, 2006, we recorded common stock dividends in the amount of approximately $340,000, which included 704,799 shares declared on July 31, 2006 and an additional amount for the period from August 1 to December 31, 2006. See further discussion of the 2006 private placement in Note 4 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS.”

Results of Operations for the Year Ended December 31, 2005
Compared to Results of Operations for the Year Ended December 31, 2004

(In thousands, except for percentages)	For the year ended December 31,				$ Change	% Change
	2005	% of rev	2004	% of rev	2005-2004	2005-2004
Revenue
Product sales and vendor supplied services	$44,446	75.2%	$54,690	82.7%	$(10,244)	(18.7)%
Consulting and engineering services	5,612	9.5	3,680	5.5	1,932	52.5
Maintenance services and contract fees	9,057	15.3	7,788	11.8	1,269	16.3
Total Revenue	59,115	100.0	66,158	100.0	(7,043)	(10.6)

Gross Profit (% of respective revenue)
Product sales and vendor supplied services	9,921	22.3	9,939	18.2	(18)	(0.2)
Consulting and engineering services	2,117	37.7	1,549	42.1	568	36.7
Maintenance services and contract fees	2,800	30.9	2,462	31.6	338	13.7
Total Gross Profit	14,838	25.1	13,950	21.1	888	6.4

Operating expenses
Selling, general and administrative	15,822	26.8	14,893	22.5	929	6.2
Charge for goodwill impairment	9,200	15.6	—	0.0	9,200	100.0
Severance and closed office expense	—	0.0	1,226	1.9	(1,226)	(100.0)
Acquisition-related costs	—	0.0	34	0.0	(34)	(100.0)
Depreciation and amortization of Intangibles	1,099	1.8	1,306	2.0	(207)	(15.8)
Total operating expenses	26,121	44.2	17,459	26.4	8,662	49.6

Loss from operations	(11,283)	(19.1)	(3,509)	(5.3)	(7,774)	221.5

Other income (expense)
Interest expense	(1,610)	(2.7)	(1,221)	(1.8)	(389)	31.9
Charge for warrants issued to related party for debt guaranty	(2,877)	(4.9)	(2,469)	(3.7)	(408)	16.5
Other income (expense)	1	0.0	121	0.1	(120)	(99.2)

Loss before income taxes	(15,769)	(26.7)	(7,078)	(10.7)	(8,691)	122.8

Income tax (expense) benefit	(34)	(0.0)	328	0.5	(362)	(110.4)

Net loss	$(15,803)	(26.7)%	$(6,750)	(10.2)%	$(9,053)	134.1%

Revenue. Revenue for the year ended December 31, 2005 decreased by approximately 11% from the prior year. For 2005, our sales of products (hardware and software) and vendor supplied services decreased by 19% from 2004, but revenue from professional services increased by 53% year on year, and as a percentage of total revenue, increased approximately 72%. The year on year decrease in hardware/software sales reflects market trends including the continued shift in product mix from tape to disk and continued downward trends on price per unit capacity.

The year on year improvement in professional services revenue is the result of our continued commitment to grow this generally higher margin sector of our business. Our year on year growth was heavily concentrated in the Federal sector of our Storage Solutions segment and EarthWhere segment, which had increases of approximately 120% and 40%, respectively, versus an approximately 40% decrease in the Storage Solutions commercial sector for the same period. Revenue from maintenance services and maintenance contract fees increased by 16% from 2004 to 2005, and as a percentage of total revenue, increased approximately 30%. Individually, maintenance service revenue increased 14% and maintenance contract fees increased 21% from 2004 to 2005.

Gross Profit and Margin. Gross profit for the year ended December 31, 2005 was up 6.4% or $888,000 compared to the prior year. The increase in gross profit from 2004 was attributable to a $2.4 million favorable variance from higher overall gross margin for 2005, offset by an unfavorable $1.5 million variance from lower revenue in 2005 versus 2004.

Gross margin increased from 21.1% in 2004 to 25.1% in 2005. Gross margins on product sales and vendor supplied services were higher in 2005, primarily from a favorable product mix and certain high-margin large orders in 2005. Increased sales of EarthWhere software licenses ($926,000 in 2005 versus $316,000 in 2004) also contributed to the improved gross margin in 2005. Gross margin on consulting and engineering services was lower in 2005, primarily due to the utilization of outside contractors on a significant Federal government Storage Solutions project. The maintenance revenue gross margins decreased slightly in 2005 compared to 2004 due to changes in product mix.

Operating Expenses. Operating expenses comprise SG&A expenses, as well as depreciation, amortization and other non-cash expenses. For the year ended December 31, 2005, SG&A expense including severance and closed office accrued expenses decreased approximately 2% as compared to the prior year. This decrease is primarily a result of cost reductions made during the second half of 2004 in our Storage Solutions segment (three office closures and related employee reductions) and employee reductions during this same period in corporate general and administrative departments. These decreases were offset by increased spending during 2005 in expanding our EarthWhere segment and increasing our headcount in the consulting and engineering group in our Federal sector. Our average headcount for the year ended December 31, 2005 was 113, of which 21 were in our EarthWhere segment and 73 were in our Storage Solutions segment. This compares to year-end average headcount at December 31, 2004, which was 107, of which 10 were in our EarthWhere segment and 76 were in our Storage Solutions segment.

Depreciation and amortization of intangibles for 2005 decreased as compared to 2004, due in part to the completion of amortization of certain intangible assets recorded as part of the Solunet Storage merger in 2003.

Charge for Goodwill Impairment. As previously discussed under this section of the prospectus, in 2005, we recorded a $9.2 million charge for goodwill impairment for our Storage Solutions operating segment.

Interest Expense. Interest expense for 2005 increased approximately 32% as compared to 2004. The increase is due to higher average borrowings in 2005 as well as to higher interest rates, which increased on average by nearly 2 points in 2005 compared to 2004. Average debt outstanding in 2005 was $16.9 million as compared to $16.2 million in 2004. The increased average debt outstanding was primarily the result of the continued investment in our EarthWhere segment. Interest expense in 2005 and 2004 included approximately $150,000 paid to an affiliate of Sun Solunet for loan guaranties issued on our behalf by Sun Capital II.

Charge for Warrants Issued to Related Party for Debt Guaranty. In March, May, June and November 2005 and in consideration for the Harris debt guaranty provided by Sun Capital II, we were obligated to issue and issued to Sun Solunet four stock purchase warrants to purchase an aggregate of 12,351,199 shares of our common stock, with an exercise price of $0.001 per share. These warrants were immediately exercisable upon issuance. Based on the number of shares issued pursuant to the warrants, we recorded non-cash charges which aggregated approximately $2,877,000, calculated as the number of shares issued multiplied by the closing market price of SANZ’ common stock as of the dates of issuance of the respective warrants.

THE COMPANY

SAN Holdings, Inc. is a Colorado corporation organized in 1983. When used in this prospectus, the terms “we,” “our,” “us,” “our company,” “the company” and “SANZ” refer to SAN Holdings, Inc., and our subsidiaries, unless the context indicates otherwise. Our principal executive offices are located at 9800 Pyramid Court, Suite 130, Englewood, CO 80112. Our telephone number is (303) 660-3933. We maintain a site on the World Wide Web at www.sanz.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

Business Background and Overview

SANZ provides enterprise-level data storage and data management solutions to commercial and government clients. We focus on the design, delivery and management of data storage systems, especially those that are built using a network architecture. Because we often design and deliver systems that include technologies from multiple suppliers, we are known in the industry as a “storage solution provider.” In addition, we have developed and sell a proprietary data-management software application designed specifically for the Geospatial Information Systems (“GIS”) market.

SANZ was formed as a Colorado corporation in 1983. Our current business operations commenced in 2000 when we acquired three companies in the data storage products and solutions business. In late 2001 we acquired (either by asset acquisition or subsidiary merger) two additional storage solution providers, ECOSoftware Systems, Inc. and ITIS Services, Inc. (“ITIS”). In 2003, we merged with Solunet Storage Holding Corp. (“Solunet Storage Holding”) and, indirectly, its operating subsidiary Solunet Storage, Inc., which was another storage solution provider, and like SANZ was based in the greater Denver area. Solunet Storage commenced its operations upon the acquisition of substantially all of the assets of StorNet, Inc. in September 2002 in a private foreclosure transaction. At the time of the merger with SANZ, Solunet Storage Holding was owned by Sun Solunet, LLC (“Sun Solunet”), an affiliate of Sun Capital Partners, Inc. (“Sun Capital”), a private investment firm located in Boca Raton, Florida. Because the transaction with Solunet Storage Holding was accounted for as a reverse acquisition, the consolidated financial statements of Solunet Storage Holding have been adopted as the historical financial statements of SANZ for all periods prior to April 1, 2003.

From the time that we commenced our current business operations in 2000 until 2003, our primary operating subsidiary had the legal name “Storage Area Networks, Inc.” Over this period, we increasingly used the name “SANZ” as a trade name in the conduct of our business. In 2003 we changed the legal name of Storage Area Networks, Inc. to “SANZ Inc.” to align the legal name with the trade name used in operations.

  Products and Services

We report our operations as two business segments: (1) a data storage integrator (“Storage Solutions”); and (2) a spatial data management software and service provider (“EarthWhere”). Through these two business segments we provide the following products and services in the course of our business:

•	Data storage solutions that we design and deliver as a project customized to meet a client’s specific needs, including both data storage networks and data backup/recovery systems;

•	Maintenance and customer support services on storage hardware and software;

•	Storage-related professional services;

•
A proprietary data management software product known as “EarthWhere™” (“EarthWhere”), which facilitates imagery data access and provisioning for geospatial digital imagery users (principally satellite and aerial imagery and map data);

•	Maintenance and customer support services on our EarthWhere software product; and

•	Geospatial imagery data management consulting services.

We report the first three products and services in our “Storage Solutions” segment and the latter three in our “EarthWhere” segment. For financial information regarding these two segments, please see Note 11 to our consolidated financial statements included in “INDEX TO FINANCIAL STATEMENTS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Segment Information.”

Data Storage Network and Backup and Recovery Systems. We design, deliver and manage data storage solutions based on storage area network and network attached storage architectures, as well as related data backup and disaster recovery systems. We sell these solutions to both commercial and government customers throughout the United States. We believe the market for data storage solutions is broad-based and expanding, though it is influenced by fluctuations in capital spending generally and in information technology (“IT”) spending in particular.

Network storage systems are secondary, high-speed computer networks dedicated to data storage and backup functions. Demand for data storage is the result of the growth of data-intensive applications, from areas such as document imaging, pharmaceutical development, electronic banking, satellite imagery manipulation and scientific research, to applications as common as email. In addition to our clients’ fundamental need to store increasing quantities of data, the ability to access that data rapidly (referred to as “availability”) also drives infrastructure requirements, as today’s businesses depend on rapid response times in many functions, both for internal operations and to enable responsiveness to customers and vendors. Moreover, regulatory and geopolitical developments over the past several years have converged with general business requirements to cause businesses to recognize the need for effective data archiving and the corresponding need for rapid recovery of that data in the event of disaster or other failure. Consolidating data storage in networks at centralized data centers is one way to address each of these requirements by increasing the accessibility of data to multiple end-users, maintaining effective archives of that data and at the same time offering potential for lower costs through increased utilization and more efficient management.

Networked storage architectures have become accepted solutions for data storage, and are increasingly adopted because they address many of the storage-related challenges arising in today’s open systems networks, including:

•	The generally higher cost of direct-attached storage environments due to inefficient storage utilization and high maintenance costs in those environments;

•	The isolation and resulting performance inefficiencies of direct-attached storage environments that result from restrictive server-to-storage connectivity and incompatible storage protocols;

•	The often greater complexity of upgrading server and storage capacities in direct-attached environments; and

•	The generally greater complexity of providing comprehensive data security, protection and disaster recovery functionalities in direct-attached environments.

By centralizing data storage functions, storage networks create a reservoir of storage resources that can be shared both locally and over long distances, thereby increasing resource utilization and allowing the data to be shared, managed and accessed by diverse end-users. Because the personnel and other costs of managing a computer infrastructure are sometimes greater than the hardware and software costs, this increased manageability also provides opportunities for cost savings over traditional direct-attached storage.

Data backup and disaster recovery systems are natural adjuncts to data storage systems. We design and implement these in both networked and direct-attached environments, depending on the client’s requirements. These systems create repositories for maintaining additional electronic copies of an organization’s data, which can guard against both small-scale failures, such as the malfunction of a single computer, and large-scale disasters, such as the destruction of an entire data center. There now exists a variety of technologies for building such backup and disaster recovery systems, including both tape and disk systems.

Maintenance and Customer Support Services. Because of the complexity of data storage hardware and software, clients generally purchase maintenance and support contracts on those products. We operate a “technical services center,” a call center in which our own engineers field support calls from clients with respect to many of the products that we sell. Depending on the nature of the client’s issue (among other factors, whether the problem is caused by hardware or by software), our engineers may resolve the call remotely or may pass the call on to the product vendor to send a technician into the field to fix the issue. This process is referred to in the industry as taking “first call.” We generally receive higher gross margins on first call service contracts than on service contracts provided directly by product manufacturers.

Storage-Related Professional Services. In many cases, we provide systems design recommendations and similar expertise to our clients as part of the sales process. In other cases, however, clients engage us as consultants to obtain our specialized expertise, including such projects as assessing the adequacy of their systems, advising them on systems design, providing implementation services and providing ongoing operational support. We have continued to apply efforts to build our revenue from professional services, which increased approximately 15% from 2005 to 2006, and 53% from 2004 to 2005. In 2006, our revenue from professional services represented 11% of total revenue as compared to 9.5% of total revenue in 2005 and 5.5% of total revenue in 2004.

EarthWhere Software and Services. EarthWhere is our proprietary software application, which is designed to facilitate a user’s provisioning and distribution of stored geospatial data (e.g., satellite and aerial imagery, map data, etc.). We sell EarthWhere predominantly to government agencies and companies who use geospatial digital imagery in their business or mission. These uses may include, among many others: agricultural crop management, environmental remediation, land use planning, military mission planning, and transportation management. EarthWhere provides these users of geospatial data what we believe is a much more efficient way to retrieve, combine and otherwise manipulate datasets in a client-server and web-enabled environment.

We began developing EarthWhere in 2001, when our experience in designing data storage solutions led us to undertake the development of several products tailored to deliver optimized data storage and data management for particular market segments that we believe were not being adequately served by the conventional products available in the marketplace. We originally sought to develop integrated solution products, or “storage appliances,” that combined proprietary software with third-party hardware in an appliance designed to fulfill a market segment’s unique data storage and management requirements. After an initial development period, we concluded that producing and selling full-scale storage appliances (including the integrated hardware) under our own brand was not cost-justified. At the same time, however, we also determined that the proprietary software we had developed presented substantial sales opportunities as a stand-alone product. In 2003, we released the proprietary software under the name EarthWhere. In 2004, we took the further step of filing for U.S. patent protection on certain aspects of the EarthWhere software. The government’s review and subsequent patent prosecution process generally takes a number of years before any resulting patent will be issued. In 2005, we filed for U.S. patent protection on the technology which allows SANZ to embed custom or third-party components into EarthWhere, an important step as we begin to develop technology partners and to market the resulting products. In 2005, we also filed for similar patent protection in Europe. We believe that the award of U.S. patent protection, while potentially helpful to its long term product positioning, is neither fundamental nor critical to the success of its strategy for developing its EarthWhere software and services business.

Sales of EarthWhere software, lead, in some cases, to opportunities for storage solutions sales. We have found that sales of EarthWhere software also provide opportunities for additional revenue from implementation services and other GIS-related consulting services as described below. Revenue from EarthWhere software license sales and services have increased over the course of 2006, 2005 and 2004. Total EarthWhere license and services revenue for each of those years is $2,125,000, $1,932,000 and $749,000, respectively. In 2006, we continued to invest in higher levels of research and development, sales and marketing and professional services. In the first quarter of 2007, revenue from EarthWhere software was $650,000.

Markets for Our Products and Services

Storage Solutions Customers. We serve clients in both government and commercial markets. In particular, we continue to generate a significant portion of our revenue in the Federal government sector and operate an office of approximately 30 people in Vienna, Virginia. The majority of these personnel are billable engineers and consultants, and for 2006 the majority of our professional services revenue was from Federal government agencies and Federal prime contractor customers. Our Federal government clients are agencies typically involved in national defense, homeland security, government logistics, financial regulation and legislative operations. Our revenue from the Federal government for 2006 accounted for approximately 27% of total storage solutions revenue, of which approximately 27% consisted of sales directly to the Federal government and the remaining 73% consisted of sales to third parties acting as prime contractors.

Although the majority of our total government sales are to the Federal government, we also sell to state and local governments. Our commercial business sales are primarily to small to mid-size (“SMB”) customers in a variety of industries, including oil and gas, healthcare, financial services, data processing services and telecommunications. Our commercial Storage Solutions business is regional in nature, and we have a presence in the following metropolitan locations—Seattle, Washington, San Jose, California, Denver, Colorado, Houston, Texas, Dallas, Texas, Akron, Ohio and Fairfield County, Connecticut. Our largest regional offices are in Texas and Colorado. All of our storage solutions sales are within the United States.

EarthWhere Software Customers. EarthWhere provides users of geospatial data (principally satellite and aerial imagery and map data) an efficient way to retrieve, combine and otherwise manipulate their datasets. Applications for this product range from Federal government uses such as defense surveillance and land-use management, to local government uses such as fire control and city planning, to commercial market uses such as oil and gas development.

Currently, we believe that the substantial majority of the potential market for EarthWhere is within the Federal government, including a variety of defense agencies, intelligence agencies and civilian agencies. We also believe that there exists a commercial market for EarthWhere within companies that themselves produce geospatial imagery data or sell such data to end users, and to end users of imagery data such as companies in the natural resources and agriculture industries. Our revenue from the Federal government for 2006 accounted for approximately 68% of total EarthWhere revenue, of which approximately 76% consisted of sales directly to the Federal government and the remaining 24% consisted of sales to third parties acting as prime contractors.

Technology Partners and Sales Model

Storage Solutions Technology Partners. SANZ is an independent storage solution provider. We offer “best of breed” solutions to our customers by integrating product offerings from our technology product partners. Our choice of product solutions changes from time to time based on a variety of factors, including our technological assessment of those products, the acceptance of those products in the marketplace, pricing and our relationships with partners and/or their distributors. Some of our current key partners and distributors are:

•	EMC/EMC Software Group

•	Network Appliance

•	Hitachi Data Systems

•	Data Domain

•	Avnet

•	Sun Microsystems (including Sun-branded Hitachi Data Systems products)

In addition to these large manufacturers, we often test products offered both by smaller manufacturers and by other large manufacturers, and we establish new relationships when we believe those products would be beneficial to our clients.

We believe we have good relationships with our technology partners and distributors as mentioned above. From time to time, our technology partners engage us for the expertise we bring to a technology team, in particular in mixed technology environments, where individual manufacturers often lack the skills necessary to work with the full range of software and hardware components presented in a sophisticated solution.

Storage Solutions Sales Model. We design and deliver storage solutions customized to each client’s situation by working with our clients to understand both their current and their projected data storage needs and the business drivers that affect those needs. In some situations, we are retained by clients in a consulting role to assist them in performing a comprehensive assessment of their existing infrastructure and to develop a roadmap for transition to meet their identified needs. In a majority of cases, however, our clients come to us with a narrower storage need, and we design a solution as a part of the sales process. In both types of engagement, we often provide engineering services to implement the system and, at times, we are also engaged to provide operational support of the system after implementation.

We employ a direct sales model, but from time to time we engage in cooperative selling with our technology partners, nearly all of whom have sales personnel who are tasked to support channel partners such as SANZ. In some of the sales opportunities, we call upon our technology partners for direct support in the sales process, the implementation process or to provide lease financing for large projects.

In a full storage solution implementation, our engineering staff design a “best of breed” system to meet the client’s business and technology needs, select and acquire the hardware and software components from our technology suppliers and coordinate installation and testing of the system at the client’s facility. To support our ability to deliver complex technical solutions, we operate testing laboratories (of varying sizes) at our offices in Dallas, TX, Houston, TX, Englewood, CO and Vienna, VA. These are used to test proposed solutions and to demonstrate those solutions to prospective clients. At times, we augment our own engineering resources by engaging our vendors’ engineers or other subcontractors to perform installations or other tasks on a case-by-case basis. We have developed our product and service offerings specifically to be able to engage a client at any point in the evolution of their storage requirements, and to continue to provide solutions as the client’s needs change in scope. At times, our clients’ needs are more limited and do not involve design and installation of a full solution. In these cases (such as follow-on sales of additional goods to existing customers), our role may be more limited and consist simply of reselling third-party hardware or software for inclusion in an existing system.

EarthWhere Sales Model. For sales of our EarthWhere software, we principally employ a direct sales model. Currently, our direct sales efforts are focused within the United States. To date, all of our EarthWhere sales have been within the United States.

Significant Customers

Federal government agencies in the aggregate accounted for approximately 10% and 17% of our total company revenue in 2006 and 2005, respectively. While we currently do not have any expectation that the U.S. Federal government will cease or significantly reduce its levels of business with us, if it were to do so, that reduction could have a material adverse effect on our business. Another customer, All Points Logistics, a third-party contractor for a U.S. Department of Defense agency, accounted for approximately 8.5% of our total company revenue in 2006 and 12% of our total company revenue in 2005.

Seasonality

Historically, our sales have weighted towards the last month of our fiscal quarters, primarily due to the typical quarter-end buying cycle in the information technology sector. Although not the case in 2006, in 2005 and 2004, our third quarter sales were higher than sales in other fiscal quarters for those years, primarily as the result of the growth of our Federal sector, coupled with the September 30 fiscal year end of the Federal government. We believe that this trend is likely to continue based on the current size of our Federal sector and the Federal governments’ historical spending levels during the last quarter of its fiscal year.

Backlog

Our backlog, defined as customer orders received with firm delivery dates, generally within 90 days of receipt of a customer order, was $4.4 million, $3.5 million and $1.9 million at March 31, 2007, December 31, 2006 and December 31, 2005, respectively.

Competition

Data Storage Solutions. The market for data storage is served by many manufacturers, value added resellers, storage solution providers and storage service providers, and is generally highly competitive. Major computer system firms all offer storage systems along with their server, workstation and desktop computer systems. To some extent, our products and services compete with those systems.

We also face direct competition from manufacturers specializing in storage technology products. Some of these manufacturers are EMC/EMC Software Group, Hitachi Data Systems, Sun Microsystems, and Network Appliance. Some product companies address the market with a direct sales model, some employ a channel partner-only strategy, while most use a hybrid strategy that includes both. As noted in “RISK FACTORS,” many or all of these manufacturers have greater financial and other resources than we have.

A number of these competitors also are key technology suppliers of SANZ. Those that are not provide competition in our accounts and markets. In some cases, in large legacy accounts of our technology partners, we will face competition directly from those suppliers. A large number of private company value-added resellers (“VARs”) serve as sales and distribution outlets for the manufacturers listed above, and although many of these offer only component sales and distribution, we sometimes compete with these companies at the client-user level. We also face competition from other resellers offering the same or similar equipment from the same technology partners. In general, these competitors are regional. We also compete with companies that characterize themselves as storage solution providers, in whole or in part, such as GTSI, MTI, Cranel and Datalink.

The methods of competition vary widely between accounts and between individual sales opportunities, but in general include a blend of product performance, service and price. We seek to provide a high level of expertise and service to our customers rather than merely reselling products at the lowest possible cost. We have found that a reasonable number, though clearly not all, customers for these types of products place value on the engineering expertise and service that we provide during and after the sales process, and accordingly will purchase from SANZ as a full solution provider, rather than from a low-cost component reseller. In the Federal government marketplace, we have sought to differentiate ourselves from other solution providers by maintaining GSA schedules for many of the products we sell, which facilitates the purchasing process for many government customers. In addition, through our Solunet Storage subsidiary, we hold and maintain a Top Secret Federal Facility Clearance and certain personnel hold Secret and Top Secret Clearances. These enable us to provide services on projects that are restricted to holders of these clearances.

EarthWhere. While there are other software products in the marketplace that provide a limited portion of the overall functionality provided by EarthWhere, we are unaware of any other software application that is commercially available at this time that seeks to provide all or most of EarthWhere’s functionalities. However, there are other software development companies with substantial expertise in the GIS field, some of whom have greater resources than SANZ. It is possible that one of them, or a company not currently active in the GIS field, could develop and release a product that competes directly with EarthWhere in the future.

Research and Development

Our research and development expenditures in 2006, 2005 and 2004 were approximately $960,000, $1,130,000, and $589,000, respectively. Our research and development expenditures in the first quarter of 2007 were approximately $310,000. All amounts incurred relate to EarthWhere software development efforts. During 2006, we continued to enhance the functionality of EarthWhere with the release of version 4.1. We anticipate continuing further development efforts for EarthWhere. While it is also possible that we may seek to develop additional storage-related software tools for vertical markets outside of the geospatial imagery sector as we identify new opportunities, currently, we do not have any development efforts unrelated to EarthWhere.

Employees

As of March 31, 2007, we employed 124 full-time people. None of our employees are subject to collective bargaining agreements. We believe that our relations with our employees are good.

Properties

We do not own any real property. We occupy approximately 14,949 square feet of leased office and data center space in Englewood, Colorado. This facility serves as our headquarters, and it houses most of our financial, administration and order processing functions, regional sales functions, and EarthWhere development functions. We are currently leasing this facility under a three-year lease which expires on January 14, 2009, for a monthly rent of approximately $21,000 plus the costs of utilities, property taxes, insurance, repair and maintenance expenses and common area utilities.

We currently have five other regional engineering and sales offices (excluding one-person offices or home offices in more remote locations), all located in leased premises. The following table is a summary of the locations, functions, approximate square footage and estimated utilization of our leased properties:

Location	Function	Square Footage	Utilization
Englewood, CO	Headquarters, executive and administrative offices, as well as data center and research and development	14,949	85%
Richardson, TX	Call center, data center, engineering management and regional sales office	9,546	90%
Vienna, VA	Engineering management and regional sales office	6,550	95%
Stafford, TX	Regional sales office	3,422	90%
Campbell, CA	Regional sales office	1,680	75%
Seattle, WA	Regional sales office	1,967	100%

We believe that our properties, equipment, fixtures and other assets are adequately insured against loss, that suitable alternative facilities are readily available if the lease agreements described above are not renewed, and that our existing facilities are adequate to meet current requirements.

DIRECTORS AND EXECUTIVE OFFICERS

Our bylaws provide that each director is to hold office until the next annual meeting of shareholders and until his successor is elected and qualified or until such director’s earlier death, resignation or removal. Our directors and executive officers are as follows:

Name, Age and Year First Elected or Appointed	Principal Occupation and Business Experience

Todd A. Oseth 44 (2007)
Chairman, President and CEO since March 2007. Mr. Oseth has over 25 years of high-tech experience in a number of different industry segments. From 2005 to 2006, he was Chief Operating Officer of McData Corporation, a publicly-held high-tech manufacturer that was successfully sold in 2006. From 2003 to 2005, Mr. Oseth was employed by EMC Corporation as Vice President, Infrastructure Software Group. From 2000 to 2003, he was a Senior Vice President for DataPlay, Inc., a privately-held, high-tech manufacturer of optical technology for digital recording, playback and distribution. Previously, Mr. Oseth held several senior management positions with hardware and software companies, including Sony where he assisted in the launch of the VAIO line of personal computers. Mr. Oseth has a bachelor of science in Electrical Engineering and Computer Science from the University of Minnesota and an MBA from the University of St. Thomas.

Clarence E. Terry 60 (2003)
Director since April 2003. Mr. Terry also previously served as Chairman of the Compensation Committee. Mr. Terry has served as a managing director of Sun Capital Partners, Inc. since 1999. From October 1973 to September 1999, he was principally employed as vice president of Rain Bird Sprinkler Manufacturing Corporation, a leading irrigation manufacturer. Currently, he also serves as a director of Catalina Lighting, Inc. and LOUD Technologies, Inc., both of which are publicly held companies.

M. Steven Liff 36 (2004)
Director since April 2004. Mr. Liff has served as a principal of Sun Capital Partners, Inc. since March 2000. From 1994 until joining Sun Capital Partners, Inc., he was employed by Bank of America Commercial Finance, most recently as senior marketing executive, focusing on marketing, underwriting and closing new leveraged and turnaround transactions. Mr. Liff has a Bachelor of Science Degree in Finance from the University of Arizona.

C. Daryl Hollis 63 (2004)
Director and Chairman of the Audit Committee since April 2004. Member of the Independent Committee since March 2005 and member of the Compensation Committee since May 2006. Mr. Hollis, a certified public accountant, has been a business consultant since 1998. He has served in the past as Executive Vice President and Chief Financial Officer of The Panda Project, Inc., a developer, manufacturer and marketer of proprietary semiconductor packaging and interconnect devices, and as Senior Vice President and Chief Financial Officer of Pointe Financial Corporation, a bank holding company. Mr. Hollis was also a partner with Ernst & Young LLP from 1977 through 1990. Additionally, he currently serves as a director and chairs the audit committee of Medical Staffing Network Holdings, Inc. and LOUD Technologies, Inc., which are publicly held companies.

George R. Rea 69 (2004)
Director and member of the Audit Committee since April 2004. Member of the Independent Committee since 2005 and Chairman of the Compensation Committee since May 2006. Mr. Rea has held various senior management positions in several high technology companies, retiring as executive vice president of Conner Peripherals (NYSE) in 1994. Since retiring, Mr. Rea has served as a business consultant and as a director of private and public companies in high technology and other industries. Currently he is a director of LOUD Technologies, Inc. and Catalina Lighting Inc., both of which are publicly held companies.

Name, Age and Year First Elected or Appointed	Principal Occupation and Business Experience

Case H. Kuehn 54 (2006)
Director since May 2006. Mr. Kuehn has served as a vice president of Sun Capital Partners, Inc. since May 2005. From July 2004 until March 2005, he was a Senior Vice President of Celartem Technology Inc., and was the Chief Operating Officer and Chief Financial Officer for Lizard Tech, Inc. from December 2001 until June 2004. Lizard Tech, Inc. was acquired by Celartem Technology, Inc. Between June of 2000 and December of 2001, Mr. Kuehn served as the Chief Operating Officer and Chief Financial Officer of Crossport Systems, Inc. Currently, he also serves as a director of LOUD Technologies, Inc., which is a publicly held company.

Kent J. Lund 51 (2006)
Director since May 2006. Member of Audit Committee, Independent Committee, and Compensation Committee since May 2006. Mr. Lund serves as an independent business, legal and securities compliance consultant and serves as a Director of Smart Move, Inc., a publicly held company. Mr. Lund expects to serve as Executive Vice President and Chief Compliance Officer of George K. Baum & Company, an investment banking firm, starting May 1, 2007. From 2002 to 2005, Mr. Lund served as a Board member and/or the Corporate Secretary of four affiliated financial services companies, including Kirkpatrick, Pettis, Smith, Polian Inc., a NASD registered securities broker-dealer, Kirkpatrick Pettis Capital Management, Inc., Kirkpatrick Pettis Investment Management, Inc. and Kirkpatrick Pettis Trust Company. From 2002 to 2005, Mr. Lund also served as Executive Vice President and General Counsel of Kirkpatrick, Pettis, Smith, Polian Inc. From 1998 to 2001, he served as Senior Vice President and General Counsel of Fiserv Correspondent Services, Inc., a NYSE member securities broker dealer.

Michael T. Gillen 48 (2007)
Mr. Gillen has served as a managing director of Sun Capital Partners, Inc. since 2005, and has 25 years’ experience in consumer products marketing and general management. From 2002 to 2005, Mr. Gillen served as President and CEO of a number of portfolio companies for Trivest Partners, L.P., a private investment firm. From 1998 to 2002, he was President of Sunbeam International and President and General Manager of Sunbeam’s outdoor cooking division. Mr. Gillen has a Bachelor of Science degree from Michigan State University.

Kevin J. Calhoun 47 (2007)
Mr. Calhoun has been employed by Sun Capital Partners, Inc. since 2000, and currently serves as its Senior Vice President & Chief Financial Officer. Mr. Calhoun previously served as Chief Financial Officer of Sun Capital Partners, Inc.’s first affiliated portfolio company. Mr. Calhoun has 23 years of operating, accounting and tax, management information systems, and risk management experience. Prior to joining Sun Capital Partners, Inc., he served as Chief Financial Officer of a publicly-held technology company and Controller for a privately-owned distribution business. He was also with Ernst & Young for ten years, most recently as a Senior Manager in its audit department. Currently, he also serves as a director of LOUD Technologies, Inc., which is a publicly-held company. He received his Bachelor of Science degree in Accounting from the University of Florida.

Name, Age and Year First Elected or Appointed	Principal Occupation and Business Experience

Robert C. Ogden 46 (2004)
Vice President Finance, Treasurer, Secretary and Chief Financial Officer since May 2004. From 2000 to February 2004 (when he joined the company as a consultant), Mr. Ogden was a financial consultant serving companies in a variety of industries, including software, computer hardware, on-line education and financial services. In 2003, he served as the Acting Controller for Exabyte Corporation, a computer tape drive manufacturer. From 1997 to 2000, he served as Vice President, Corporate Controller and Chief Accounting Officer for TAVA Technologies, Inc., a publicly held national systems integration and software firm, which was successfully sold in 1999. Prior to TAVA Technologies, Mr. Ogden held various senior management finance positions with several start-up companies. He began his career as a public accountant with Price Waterhouse. Mr. Ogden holds a B.S. in Commerce from the University of Virginia, and is a certified public accountant.

GOVERNANCE OF THE COMPANY

Board of Directors and Director Independence

Our business, property and affairs are managed under the direction of our board of directors. Our board of directors has conducted its annual review of director independence. During this review, our board considered relationships and transactions during the past three years between each director (including former directors that served as a director during any part of the fiscal year) or any member of the director’s immediate family and us and our subsidiaries and affiliates, including those reported under “CERTAIN TRANSACTION AND BUSINESS RELATIONSHIPS.” The purpose of the review was to determine whether any such relationship or transactions were inconsistent with a determination that the director is independent.

Based on this review, we determined that Messrs. Hollis, Lund and Rea are all independent in accordance with applicable Securities and Exchange Commission and NASDAQ rules. Our board of directors considered all relevant facts and circumstances in concluding that such persons are independent and have no material relationship with us. These three independent members of our board are the only members of two of our board’s three standing committees, the compensation committee and the audit committee.

Committees of the Board

Our board of directors has established three standing committees, including a compensation committee, an audit committee and an independent committee. The following is a description of each of the committees.

Compensation Committee. The compensation committee from January 1, 2006 to May 17, 2006 consisted of one independent director, Mr. Gary Holloway (a former director), as well as Mr. Jenkins and Mr. Terry. Mr. Terry served as chairman. On May 17, 2006, our board revised the membership of the compensation committee to include Messrs. Hollis, Lund and Rea, all of whom are independent directors, to implement the governance changes required by the terms of the private placement transaction we completed in 2006 that is described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Transactions With Related Persons—Private Placement; Credit Support Termination Agreement.” The compensation committee met two times in 2006.

The compensation committee is authorized to advise our board of directors on all matters pertaining to compensation programs and policies, establishes guidelines for employee incentive and benefit programs, makes specific recommendations to our board of directors relating to salaries and incentive awards of the senior executive officers, reviews recommendations of the senior executive officers regarding salaries of our other officers and administers any incentive compensation and/or equity-based plan established by our board of directors.

We have not previously engaged compensation consultants in determining or recommending the amount or form of executive and director compensation, although there is nothing in our charter that would prevent us from doing so in the future.

Audit Committee; Audit Committee Financial Expert. The audit committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). The audit committee from January 1, 2006 to May 17, 2006 consisted of two directors, Messrs. Hollis and Rea. On May 17, 2006, our board of directors revised the membership of the audit committee to include Messrs. Hollis,. Rea and Lund, to implement the governance changes required by the private placement transaction that we completed in 2006 that is described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Transactions With Related Persons—Private Placement; Credit Support Termination Agreement.” The chairman of the audit committee is Mr. Hollis. Our board of directors has determined that Mr. Hollis is an “audit committee financial expert” and that he is independent.

Independent Committee. The independent committee currently consists of four directors, Messrs. Oseth, Lund, Hollis and Rea, consisting of all of our directors that are not affiliated with Sun Solunet, our majority Shareholder, for purposes of approving certain transactions as may be submitted by our board of directors from time to time. The independent committee met three times in 2006.

Code of Ethics

Our board of directors adopted a code of business conduct and ethics applicable to our directors, officers, including our principal executive officer, principal financial officer and principal accounting officer as well as our employees in accordance with applicable rules and regulations of the SEC. The code of ethics was previously filed with the SEC as Exhibit 14.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed on May 11, 2004. We will provide to any person, without charge, upon request, a copy of such code of ethics. Requests should be made by calling (303) 660-3933 or by submitting a request in writing to us at 9800 Pyramid Court, Suite 130, Englewood, CO 80112, Attention: Todd A. Oseth.

DIRECTORS AND EXECUTIVE OFFICER COMPENSATION

Executive Compensation

The following table sets forth information with respect to the compensation paid or earned during the fiscal year ended December 31, 2006 by our former Chief Executive Officer (Principal Executive Officer) and our Chief Financial Officer (Principal Financial Officer) who served in such capacities during the entire fiscal year ended December 31, 2006 (“named executive officers”), in all capacities in which they served.

2006 Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)		(d) (1)	(e)	(f) (2)		(g)	(h)	(i)	(j)
John Jenkins (3) CEO and Chairman	2006	$262,638	(4)	$57,143	—	—		—	—	—	$319,781

Robert C. Ogden CFO, Vice President—Finance and Secretary	2006	172,500		42,857	—	67,670	(5)	—	—	—	283,067

Todd A. Oseth (6) CEO and Chairman	2006	—		—	—	—		—	—	—	—

(1)
The amounts in this column reflect cash bonuses paid in March 2006. These bonuses were approved by our compensation committee and our board of directors, and were paid in conjunction with the cash raised in the private placement transaction we completed in 2006 that is described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Transactions With Related Persons—Private Placement; Credit Support Termination Agreement” and were invested in the private placement. The net payments received from these bonuses (net of statutory Federal and state income tax withholding) were invested in the equity securities issued in our private placement referenced in the prior sentence. These bonuses were not part of an incentive compensation plan.

(2)
The amounts in this column include the dollar amount recognized for financial statement purposes for the fiscal year ended December 31, 2006 in accordance with Statement of Financial Accounting No. 123 (revised) (“SFAS No. 123R”) of stock option awards pursuant to our 2003 Stock Option Plan. These amounts include stock option awards granted in 2006. Under SFAS No. 123R, we recognize the grant date fair value of an award over the requisite service period and use estimated forfeitures in determining the value. For purposes of the option award compensation calculated in this column, the impact of forfeitures is excluded until they actually occur. No named executive officer forfeited options during 2006. Assumptions used in the calculation of this amount are included in footnote 5 to our audited financial statements for the fiscal year ended December 31, 2006 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2007.

(3)	Mr. Jenkins resigned as our President, CEO and Chairman on March 12, 2007.

(4)
Mr. Jenkins’ base salary for 2006 was $245,000. In December 2005, Mr. Jenkins elected to defer $17,638 of his 2005 salary to 2006. This amount was paid in January 2006. His salary deferral election was voluntary and not part of our deferred compensation plan.

(5)
This relates to options to purchase 300,000 shares of our common stock at an exercise price of $0.35 per share that were issued on May 3, 2006. The grant date fair value of these shares of our common stock was $0.23 per share using the Black-Scholes option pricing model.

(6)	We hired Mr. Oseth as our President, CEO and Chairman on March 12, 2007. Mr. Jenkins served as our President, CEO and Chairman up to the date that Mr. Oseth was employed by us.

2006 Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares	All Other Option Awards: Number of Securities		Exercise or Base Price of	Grant Date Fair Value of Stock
Name	Grant Date	Thres- hold ($)	Target ($)	Maximum ($)	Thres- hold (#)	Target (#)	Maxi-mum (#)	of Stock or Units (#)	Underlying Options (#)		Option Awards ($/Sh)	and Option Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)		(k)	(l)
John Jenkins	—	—	—	—	—	—	—	—	—		—	—

Robert C. Ogden	05/03/2006	—	—	—	—	—	—	—	300,000	(1)	$0.35	$0.23

(1)
Mr. Ogden was granted options under our 2003 Stock Option Plan. We issued these options in conjunction with option grants to other employees. The number of options granted to him was determined based on his position and years of service with us.

Employment Contracts and Termination of Employment
and Change in Control Arrangements

On March 12, 2007 (the “Effective Date”), Mr. Jenkins voluntarily resigned from our board and as chairman of our board, each as of the Effective Date. Mr. Jenkins was a member of our independent committee (the committee consisting of all our directors that are not affiliated with Sun Solunet, LLC). On the Effective Date, John Jenkins also resigned as our Chief Executive Officer and President, effective as of the Effective Date. Mr. Jenkins will remain our employee for a 60-day transition period (the “Transition Period”) beginning on the Effective Date and ending on May 11, 2007 (the “Separation Date”).

In connection with his resignation as our Chief Executive Officer and President, we entered into that certain Separation and General Release Agreement (the “Separation Agreement”) dated March 12, 2007 and effective on the Separation Date with Mr. Jenkins. Pursuant to the Separation Agreement, Mr. Jenkins remains our employee (with the same base salary and benefits) until the Separation Date. Thereafter, subject to the satisfaction of certain conditions, Mr. Jenkins is entitled to 12 months of severance payments and benefits equal to his base salary and benefits that were in effect prior to his resignation. Our board of directors, including the compensation committee, also extended the vesting period of his options to purchase 1,100,000 shares of our common stock (of which 825,000 had already vested as of such date) at an exercise price of $0.40 per share under our 2003 Stock Option Plan The Board, including the compensation committee, also extended the exercise period on these options as well as options to purchase 500,000 shares of our common stock at an exercise price of $0.29 per share granted under the Company’s 2001 Stock Option Plan to May 11, 2008.

On the Effective Date, our board of directors appointed Todd A. Oseth as our director to fill the vacancy created by Mr. Jenkins’ resignation. Our bylaws provide that each director is to hold office until the next annual meeting of shareholders and until his successor is elected and qualified or until such director’s earlier death, resignation or removal. Mr. Oseth was also appointed as our Chief Executive Officer (Principal Executive Officer) and President, effective as of the Effective Date. In connection with his appointment, Mr. Oseth is entitled to an annual base salary of $350,000, with an additional bonus targeted at $175,000, prorated based on his commencement of employment for 2007 with a maximum annual bonus attainable equal to 100% of his salary. Mr. Oseth was provided with a vacation policy and benefits that are similar to our other senior executives. Under the agreement with Mr. Oseth, subject to certain conditions, we are required to continue paying his salary and continued medical and dental coverage in accordance with our then existing plans for a period of six months following termination of employment without “cause” as will be defined in a stock option plan or grant.

The options granted to Mr. Ogden under the 2003 Stock Option Plan will vest in the event we are sold for cash or for marketable securities meeting certain minimum liquidity standards.

Outstanding Equity Awards At December 31, 2006

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#)	Numbers of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Been Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Exercisable	Unexercisable
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
John Jenkins	300,000	—	—	$2.25	05/11/2008	—	—	—	—
	500,000	—	—	0.29	05/11/2008	—	—	—	—
	825,000	275,000	—	0.40	05/11/2008	—	—	—	—

Robert C. Ogden	125,000	125,000	—	0.42	05/06/2014	—	—	—	—
	50,000	50,000	—	0.38	10/11/2014	—	—	—	—
	25,000	75,000	—	0.34	03/29/2015	—	—	—	—
	—	300,000	—	0.35	05/03/2016	—	—	—	—

2006 Option Exercises and Stock Vested

There were no exercises of options or vesting of stock awards by any of the named executive officers during the fiscal year ended December 31, 2006.

2006 Pension Benefits

We do not have a benefit pension plan.

2006 Non-Qualified Deferred Compensation

We do not have a non-qualified defined contribution or other non-qualified deferred compensation plans.

Director Compensation

Our director compensation is set by our entire board of directors and not by our compensation committee. Effective January 1, 2005, all of our independent directors are compensated in either cash or stock options (at each director’s discretion) in the amount of $25,000 per year, payable quarterly. In addition, the audit committee chairman is paid an additional $12,500 per year, payable quarterly. Directors that are affiliated with us, Sun Solunet or either of their respective affiliates do not receive any compensation.

Director Compensation in 2006

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non_Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)
C. Daryl Hollis	$37,500		—	—	—	—	—	$37,500

George R. Rea	25,000		—	—	—	—	—	25,000

Kent J. Lund	16,667	(1)(2)	—	—	—	—	—	12,500

Gary F. Holloway	12,500	(1)(3)	—	—	—	—	—	12,500

(1) Fee pro rated for the portion of the 2006 fiscal year that a director served in such capacity.

(2) Mr. Lund was appointed as a director on May 17, 2006.

(3) Mr. Holloway resigned as a director on May 15, 2006.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee from January 1, 2006 to May 17, 2006 consisted of one independent director, Mr. Holloway, as well as Mr. Jenkins and Mr. Terry. On May 17, 2006, our board of directors revised the membership of the compensation committee to include Messrs. Hollis, Lund and Rea, all of whom are independent directors, to implement the governance changes required by the terms of the private placement transaction we completed in 2006 that is described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Transactions With Related Persons—Private Placement; Credit Support Termination Agreement.”

During 2006, except with respect to Mr. Jenkins, our CEO, who resigned effective March 12, 2007 (during the time period in which Mr. Jenkins was on the compensation committee), none of the members of the compensation committee was an officer or employee of our or any of our subsidiaries, or had any relationship requiring disclosure pursuant to Item 404 of Regulation S-K. Additionally, during 2006, none of our executive officers or directors was a member of our board of directors, or any committee thereof, of any other entity such that the relationship would be construed to constitute a committee interlock within the meaning of the rules of the Securities and Exchange Commission.

Compensation Discussion and Analysis

General Philosophy and Objectives

The Company’s success depends on the expertise, talent, experience and long-term commitment of the Company’s employees, especially its senior executives. The Company’s compensation practices and programs administered by the compensation committee are intended to achieve the following objectives:

•	To attract, retain, motivate and reward key employees to drive the successful implementation of the Company’s current and long-term strategic, business and financial goals;

•	To align the financial interests of the Company’s executives with those of the Company’s Shareholders;

•	To establish appropriate incentives for management and employees that are consistent with the Company’s culture and values; and

•
To provide an annual compensation program with a performance orientation that rewards achievement of both Company and individual performance with the proper balance between salary, performance-based pay and long-term incentives.

To accomplish these objectives, the Company uses a combination of compensation elements, including base salary, cash bonuses, and incentive awards, including stock options. We believe that this creates an environment that allows it to achieve its objectives and maximize value for its Shareholders.

Certain aspects of executive compensation may be based on Company operating and financial performance goals. The Company uses several performance measures including earnings per share and cash flow from operations. The Company also uses other financial-based measures in evaluating Company and individual performance.

The Company’s compensation committee reviews the executive compensation program annually prior to setting compensation for the following year. This review also ensures that the Company’s executive compensation policies remain appropriate considering our business needs, the compensation practices throughout the industry, and the performance of the Company. The compensation committee also meets periodically during the year to evaluate the performance of management relative to objectives and to perform our other functions.

Compensation of executive officers is generally established after a review of data for executives in similar positions in comparable companies, mostly companies in the technology field. When reviewing individual compensation levels, the Company considers individual and corporate performance, levels of responsibility, and competitive pay practices. These factors vary from individual to individual and other subjective features are also considered such as the individual’s experience. When awarding annual bonuses and equity-based incentive awards, the Company focuses more on individual and Company performance as well as compensation levels of the Company’s peer group. While the Company reviews the data and compares the Company’s executive compensation packages to those of similar companies, the Company generally does not target the Company’s executive compensation at any particular percentile of the comparable companies.

When setting future compensation levels, the Company considers not only base salary and bonus, but also the total annual compensation of the Company’s officers. The Company considers total compensation to include base salary, cash bonuses and the estimated monetary value of granted equity-based incentives available to be exercised by the individual in the current year. The Company considers all of the compensation elements together in making a decision regarding a particular element of compensation to determine if such determination fits into the Company’s overall compensation objectives.

The Company encourages its named executive officers to invest in the Company but does not have any equity or other ownership requirements or guidelines.

Base Salaries

We believe that the base salary levels of the Company’s executive officers are reasonably related to the base salary levels of executive officers of comparable companies in the technology industry, particularly the computer storage device industry, and the geographical region in which the Company is located. The Company also believes that the current base salary levels of the Company’s executive officers take into account the unique talents and experience of our executive officers. Base salaries are reviewed annually, and any increases in base salary take into account such factors as individual past performance, changes in responsibilities, changes in pay levels of companies deemed comparable by us, and inflation. The annual base salary for Mr. Jenkins (our former Chief Executive Officer through March 12, 2007) was $245,000 as required by the terms of his employment agreement with the Company and for Mr. Ogden (our Chief Financial Officer) was $172,500 (an increase of $16,250 from 2005).

Annual Cash Bonuses

The Company uses cash bonuses to reflect the level of involvement and success of the Company’s executive officers in advancing corporate goals. The awards earned depend on the extent to which Company’s performance objectives and the individual’s performance objectives are achieved as described above, and also take into account, as deemed appropriate, the bonuses of comparable companies in the technology industry, particularly the computer storage device industry, and the geographical region in which the Company is located. The compensation committee awarded a cash bonus of $57,143 to Mr. Jenkins and $42,857 to Mr. Ogden for 2006 in light of their individual performance. Each of these named executive officers agreed to invest 100% of the bonus in the 2006 private placement transaction we completed in 2006 that is described elsewhere in this prospectus. The annual cash bonuses comprised approximately23% of the base salary for Mr. Jenkins and approximately 25% of the base salary for Mr. Ogden in 2006.

Long-Term Incentive Compensation

The Company recognizes that while the bonus programs provide awards for achieving positive performance for near-term goals, equity-based incentives create an essential long-term partnering of our executive officers with the Company’s Shareholders. Long-term equity incentives are provided to executives either through the grant of stock options or other awards under the Company’s 2000 Stock Option Plan, 2001 Stock Option Plan and 2003 Stock Option Plan, which are administered by our compensation committee. In granting equity awards to the executive officers, the Company generally considers the duties and responsibilities of the individual, the present and potential contributions to the Company, the individual’s performance, and awards made to individuals in similar positions at comparable companies.

Subject to the provisions of the particular plan, the Company has the discretion to determine those individuals to whom options or awards will be granted and to determine the terms and provisions of awards, including the timing of grants, the exercise or purchase price, expiration date, vesting schedule, performance vesting conditions and terms of exercise. The exercise price of certain stock options under the 2000 and 2001 Stock Option Plans must be at least 80% of the fair market value of our common stock on the date of grant. The exercise price of the stock options under the 2003 Stock Option Plan must be at least equal to the fair market value of our common stock on the date of the grant. The Company did not award any long-term incentive compensation to Mr. Jenkins, the Company’s former Chief Executive Officer, in 2006 and it awarded options to purchase 300,000 shares of our common stock under our 2003 Stock Option Plan to Mr. Ogden, the Company’s Chief Executive Officer. The long-term incentive compensation (comprised of the options awarded to Mr. Ogden) was determined based on the fair value of said options using the Black Scholes option pricing model. This value of $67,670 comprised approximately 24% of the total compensation (including the fair value of the options) of Mr. Ogden in 2006.

Chief Executive Officer Compensation

The Company uses the same procedures described above in setting the annual salary, bonus and long-term incentive compensation of the Chief Executive Officer, subject to the terms of any employment agreement that the Chief Executive Officer has with the Company. The components of the salary for our Chief Executive Officer during 2006 are described above.

Participation of Named Executive Officers in
Compensation Decisions Relating to Them

Compensation decisions for the named executive officers are made by the compensation committee and are ratified by our board of directors. To the extent that a named executive officer is a member of the compensation committee or our board, they recuse themselves from the discussions or and do not participate in compensation decisions that relate to them. Since May of 2006, all of the directors that are members of the Company’s compensation committee are independent directors.

Tax Deductibility of Executive Compensation

Section 162(m) of the Code disallows a tax deduction for any publicly held corporation for individual compensation of more than $1.0 million in any taxable year to any named executive officers, other than compensation that is performance-based under a plan that is approved by the Shareholders and that meets certain other technical requirements. Our policy with respect to Section 162(m) is to make every reasonable effort to ensure that compensation is deductible to the extent permitted while simultaneously providing our executives with appropriate rewards for their performance. In the appropriate circumstances, however, we are prepared to exceed the limit on deductibility under Section 162(m) to the extent necessary to ensure our executive officers are compensated in a manner consistent with our best interests and those of our Shareholders.

Subsequent Compensation Decisions

We made two additional compensation decisions after the end of the 2006 fiscal year. As previously disclosed in our periodic reports, Mr. Jenkins resigned as our Chief Executive Officer, President and Chairman on the Effective Date. In connection therewith, we entered into the Separation Agreement with Mr. Jenkins, pursuant to which Mr. Jenkins remains our employee (with the same base salary and benefits) until the Separation Date. Thereafter, subject to the satisfaction of certain conditions, Mr. Jenkins is entitled to 12 months of severance payments and benefits equal to his base salary and benefits that were in effect prior to his resignation. Our board, including our compensation committee, also extended the vesting period of options to purchase 1,100,000 shares (275,000 of which were unvested) of our common stock at an exercise price of $0.40 per share issued under our 2003 Stock Option Plan until the Separation Date. Our board, including our compensation committee, also extended the exercise period on these options as well as options to purchase 500,000 shares of our common stock at an exercise price of $0.29 per share granted under our 2001 Stock Option Plan held by Mr. Jenkins that have vested as of the Separation Date to May 11, 2008.

On the Effective Date, our board of directors appointed Todd A. Oseth as a director of ours to fill the vacancy created by Mr. Jenkins’ resignation. Mr. Oseth was also appointed as our Chief Executive Officer (Principal Executive Officer) and President, effective as of the Effective Date. In connection with his appointment, Mr. Oseth is entitled to an annual base salary of $350,000, with an additional bonus targeted at $175,000, prorated based on his commencement of employment for 2007 with a maximum annual bonus attainable equal to 100% of his salary. Mr. Oseth was provided with a vacation policy and benefits that are similar to other of our senior executives. Under the agreement with Mr. Oseth, subject to certain conditions, we are required to continue paying his salary and continued medical and dental coverage in accordance with our then existing plans for a period of six months following termination of employment without “cause” as will be defined in a stock option plan or grant. Our board of directors determined that the decision on each compensation element was consistent with our overall compensation objectives.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below reflects the number of shares of our common stock beneficially owned as of April 15, 2007 by:

•	each person or group we believe to be the beneficial owner of more than five percent of our voting securities;

•	each director;

•	each named executive officer; and

•	all directors and executive officers, as a group.

Shares of our common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of April 15, 2007, are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding those securities, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity. Percentage of beneficial ownership is based on 96,953,611 Shares of our common stock outstanding as of the close of business on April 15, 2007:

Name and address #	Amount and Nature of Beneficial Ownership		Percentage of Common Stock

John Jenkins	4,271,237	(1)	4.23%
Marc J. Leder	194,951,234	(2)	82.63%
Rodger R. Krouse	194,951,234	(2)	82.63%
Clarence E. Terry	—	(3)	—
M. Steven Liff	—	(4)	—
Michael T. Gillen	—	(3)	—
Case H. Kuehn	—	(5)	—
Kevin J. Calhoun	—	(6)	—
Kent J. Lund	50,000	(7)	—
George R. Rea	70,000	(8)	*
C. Daryl Hollis	75,000	(9)	*
Robert C. Ogden	811,749	(10)	*
Todd A. Oseth	—	(11)	—

All directors and executive officers, as a group (10 persons)	1,006,749	(12)	1.03%

Sun Solunet, LLC +	194,951,234	(13)	82.63%

*	Less than 1%
#	The address for each listed director and executive officer unless otherwise indicated is SAN Holdings, Inc., 9800 Pyramid Court, Suite 130, Englewood, Colorado 80112.
+
The address for Sun Solunet, LLC is Sun Solunet, LLC, c/o Sun Capital Partners II, LP, c/o Sun Capital Advisors II, LP, c/o Sun Capital Partners, LLC, 5200 Town Center Circle, Suite 470, Boca Raton, FL 33486.

(1)
Mr. Jenkins resigned as our President, Chief Executive Officer and Chairman of the Board effective March 12, 2007. His ownership includes 1,000,000 shares underlying our series A preferred stock, 12,603 shares issuable as dividends on our series A preferred stock, 500,002 shares underlying a warrant exercisable at $0.20 per share, 500,002 shares underlying a warrant exercisable at $0.30 per share, 500,000 shares underlying an option currently exercisable at $0.29 per share, 300,000 shares underlying an option currently exercisable at $2.25 per share and 1,100,000 shares underlying an option currently exercisable at $0.40. All of Mr. Jenkins’ options are vested and all (except those exercisable at $2.25 per share) expire on May 11, 2008.

(2)
Includes 58,833,275 shares underlying our convertible series A preferred stock, 788,927 shares issuable as dividends on our series A preferred stock, 29,416,726 shares underlying a warrant exercisable at $0.20 per share, 29,416,726 shares underlying a warrant exercisable at $0.30 per share and 20,066,744 shares underlying a warrant currently exercisable at $0.001 per share. Also, consists of 56,428,836 shares of our common stock held by Sun Solunet, LLC over which he may be deemed to have control. Marc J. Leder and Rodger R. Krouse may each be deemed to control Sun Solunet, LLC, Sun Capital Partners II, LP, Sun Capital Advisors II, LP, and Sun Capital Partners, LLC, as Leder and Krouse each own 50% of the membership interests in Sun Capital Partners, LLC, which in turn is the general partner of Sun Capital Advisors II, LP, which in turn is the general partner of Sun Capital Partners II, LP, and Sun Capital Partners II, LP owns 99% of the membership interests of Sun Solunet, LLC. Therefore, Messrs. Leder and Krouse may each be deemed to have voting and dispositive power over the shares held by Sun Solunet, LLC.

(3)	Managing director of Sun Capital Partners, Inc., an affiliate of Sun Solunet, LLC.

(4)	Principal of Sun Capital Partners, Inc., an affiliate of Sun Solunet, LLC.

(5)	Vice President of Sun Capital Partners, Inc., an affiliate of Sun Solunet, LLC.

(6)	Senior Vice President and Chief Financial Officer of Sun Capital Partners, Inc., an affiliate of Sun Solunet, LLC. Director of ours since February 2007.

(7)	Director of ours since May 2006.

(8)	Includes 50,000 shares underlying an option currently exercisable at $0.42 per share.

(9)	Includes 75,000 shares underlying an option currently exercisable at $0.42 per share.

(10)
Includes 200,000 shares underlying our convertible series A preferred stock, 2,521 shares issuable as dividends on our series A preferred stock, 100,001 shares underlying a warrant exercisable at $0.20 per share, 100,001 shares underlying a warrant exercisable at $0.30 per share, 50,000 shares underlying an option currently exercisable at $0.34 per share, 50,000 shares underlying an option currently exercisable at $0.38 per share, 125,000 shares underlying an option currently exercisable at $0.42 per share, 62,500 shares underlying an option that will become exercisable at $0.42 per share, and 75,000 shares underlying an option that will become exercisable at $0.35 per share.

(11)	Mr. Oseth was appointed as our President, Chief Executive Officer and Chairman of the Board effective March 12, 2007.

(12)
The securities owned by (a) Mr. Jenkins, the former President, Chief Executive Officer and Chairman of the Board; (b) Mr. Leder, a former director; and (c) Mr. Krouse, a former director, are not included.

(13)
Consists of 56,428,836 shares of common stock owned directly by Sun Solunet, LLC, 58,833,275 shares underlying our convertible series A preferred stock, 788,927 shares issuable as dividends on our series A preferred stock, 29,416,726 shares underlying a warrant exercisable at $0.20 per share, 29,416,726 shares underlying a warrant exercisable at $0.30 per share and 20,066,744 shares underlying a warrant currently exercisable at $0.001 per share. Marc J. Leder and Rodger R. Krouse may each be deemed to control Sun Solunet, LLC, Sun Capital Partners II, LP, Sun Capital Advisors II, LP, and Sun Capital Partners, LLC, as Leder and Krouse each own 50% of the membership interests in Sun Capital Partners, LLC, which in turn is the general partner of Sun Capital Advisors II, LP, which in turn is the general partner of Sun Capital Partners II, LP, and Sun Capital Partners II, LP owns 99% of the membership interests of Sun Solunet, LLC. Therefore, Messrs. Leder and Krouse may each be deemed to have voting and dispositive power over the shares held by Sun Solunet, LLC.

Possible Changes of Control

As of the date of this prospectus, Sun Solunet is our controlling shareholder. Sun Solunet is a selling stockholder in a registration statement in connection with registration rights granted in a private placement transaction we completed in 2006 (described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Transactions With Related Persons—Private Placement; Credit Support Termination Agreement”) and may offer and sell Shares of our common stock that it holds or that it may hold upon the exercise or conversion of other securities it holds. Sun Solunet may cause a change of control of us if they sell enough of our common stock. We are not aware of any present intention of Sun Solunet to cause us to have a change in control and we are not aware of any other arrangements that may cause us to have a change of control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval or Ratification of Transactions
With Related Persons

All transactions required to be reported by us as a related person transaction under applicable SEC rules and regulations between us and Sun Solunet and any of their respective affiliates are approved or ratified by the independent committee, a committee consisting of all of our directors that are not affiliates of Sun Solunet or its affiliates.

All transactions between us and any of our affiliates and one of our directors, director nominees, executive officers or immediate family members of any of the aforementioned persons are considered by our board in approving any transaction and, if applicable, the director affected recuses him or herself from the deliberations of our board.

The minutes of the meeting of our board or the unanimous written consent of the board or the independent committee indicates the relationship in question for specific consideration in approving or ratifying any particular transaction.

Our board of directors evaluates the independence of the directors of the board of directors on an annual basis. See “GOVERNANCE OF THE COMPANY—Director Independence.”

Furthermore, our written code of ethics that is applicable to our directors, officers, including our principal executive officer, principal financial officer and principal accounting officer as well as our employees in accordance with applicable rules and regulations of the SEC, requires such persons to avoid both actual conflicts of interest and situations that give an appearance of a conflict of interest, and disclose promptly to us any actual or apparent conflict of interest that becomes known to that person.

Transactions With Related Persons

Debt Arrangements With Sun Solunet, LLC

Pursuant to our acquisition agreement with Solunet Storage in 2003, Sun Solunet became our majority shareholder, and currently holds approximately 58.3% of our outstanding shares of our common stock. Sun Capital Partners II  and Sun Capital Partners Management LLC (“Sun Capital Management”) are both affiliates of Sun Solunet.

In connection with the acquisition agreement, we entered into that certain letter agreement dated March 31, 2003 (“Credit Support Agreement”), among us, Sun Solunet and Sun Capital II. Pursuant to the Credit Support Agreement, we were obligated to periodically issue to Sun Solunet at six-month intervals (each May 16 and November 16) a warrant to purchase shares of our common stock (“debt guaranty warrants”), exercisable for a number of shares of our common stock calculated pursuant to a formula set forth in the Credit Support Agreement in partial consideration for a guaranty provided by Sun Capital II on the Harris 2004-2005 Facility that we maintained with Harris for so long as there remained an aggregate principal amount owed under the Harris 2004-2005 Facility in an amount in excess of $3,000,000. In connection with periodic increases to the borrowing availability of the Harris 2004-2005 Facility, the Credit Support Agreement was amended to increase the amount of the guaranty.

On November 23, 2005, Harris assigned the Harris 2004-2005 Facility with us to Sun Solunet. At this date, Sun Solunet purchased the outstanding principal balance of $11,999,965 plus accrued interest in the amount of $138,038, and we became obligated to Sun Solunet (said principal and accrued interest referred to as the “Sun Loan”). In connection therewith, the Credit Support Agreement was further amended to provide that we were obligated to issue stock purchase warrants to Sun Solunet as lender under the Sun Loan based on the amount of borrowing availability on the Sun Loan at the same intervals and pursuant to the same formulas applicable prior to the termination of the guaranty.

On February 6, 2006, the Sun Loan was amended to increase the borrowing availability from $13 million to $14 million, to change the maturity date to December 31, 2006 and to accrue interest to the principal amount of the loan until maturity. As a result of the private placement transaction completed in 2006 that is described in “—Private Placement; Credit Support Termination Agreement,” on April 19, 2006, our borrowing availability under the Sun Loan was reduced from $14 million to $5 million (in principal amount), the Sun Loan was changed from a revolving line of credit to the Sun Term Loan that does not permit reborrowings with a maturity date of March 2, 2009 and the Credit Support Agreement was terminated.

Private Placement;
Credit Support Termination Agreement

We completed an offer and sale of securities to accredited investors in a private placement transaction exempt from registration under the 1933 Act pursuant to Section 4(2) of the 1933 Act and Regulation D promulgated thereunder (the 2006 private placement). On March 2, 2006, April 18, 2006 and May 4, 2006, pursuant to Securities Purchase Agreements dated and effective as of February 28, 2006, April 18, 2006 and May 4, 2006, respectively (the “2006 securities purchase agreements”), by and among us and the purchasers identified in each such 2006 securities purchase agreement (the “purchasers”), we issued to the purchasers an aggregate of 277.6 units (“units”), each unit consisting of:

(a)	one share of our newly designated convertible series A preferred stock, no par value per share (“series A preferred stock”) initially convertible into 333,333 shares of our common stock;

(b)
a warrant to purchase 166,667 shares of our common stock exercisable for five years from the date of issuance at an initial exercise price of $0.30 per share expiring five years from the date of issuance (the “$0.30 warrants”); and

(c)
a warrant to purchase 166,667 shares of our common stock exercisable for five years from the date of issuance at an initial exercise price of $0.50 per share (the “$0.50 warrants” and, together with the warrants described in clause (b) above, the “2006 private placement warrants”) expiring five years from the date of issuance.

As of the date of each of the 2006 securities purchase agreements, we and the purchasers that were parties to the 2006 securities purchase agreement entered into a registration rights agreement (the “2006 registration rights agreement”), pursuant to which we granted registration rights to the purchasers with respect to some of the securities purchased under the 2006 securities purchase agreements as set forth therein.

The purchase price per unit paid by purchasers other than Sun Solunet consisted of $50,000. Sun Solunet and certain of our officers and directors acquired units in the March 2, 2006 closing of the 2006 private placement. The consideration paid for units purchased by our officers and directors consisted of cash at the same purchase price ($50,000 per unit) as was paid by purchasers that were not our affiliates. The consideration paid by Sun Solunet for the 176.5 units consisted of the exchange of $8,000,000 of the outstanding debt we owed to Sun Solunet under the Sun Loan at the same purchase price paid by purchasers not affiliated with us, less fees paid by us to the placement agent.

As a result of this exchange and the payment of approximately $1 million by us of the outstanding debt owed to Sun Solunet under the Sun Loan, on March 2, 2006, we and Sun Capital II, acknowledged and agreed to by Sun Solunet, entered into a termination letter (the “Credit Support Termination Agreement”) to the Credit Support Agreement. The Credit Support Termination Agreement includes the following provisions, among others:

•
We agreed with Sun Solunet to decrease our borrowing availability under the Sun Loan from $14 million to $5 million (in principal amount), to modify the Sun Loan to the Sun Term Loan, a term loan that does not permit reborrowings by us and to extend the maturity date to a date three years from the Closing Date (March 2, 2009).

•	The parties agreed that Sun Solunet and Sun Capital II have no additional lending obligation us.

•
The parties terminated, cancelled, released and discharged the Credit Support Agreement and the obligations of all parties thereunder in their entirety effective as of March 2, 2006, including our obligation to issue warrants to Sun Solunet periodically thereunder (with Sun Solunet retaining any warrants previously issued to it and all of its rights thereunder).

The Sun Loan was amended on April 19, 2006 to reflect the amendments described above.

Amendment to 2006 Private Placement Transaction Documents;
Reduction in Warrant Exercise Price

On November 22, 2006, we entered into an agreement (the “2006 private placement amendment”) with substantially all of the Purchasers in the 2006 private placement to clarify and amend some of the provisions in the transaction documents relating to the 2006 private placement. The 2006 private placement amendment amended the 2006 registration rights agreement to revise our responsibilities with respect to the registration for resale of some of the securities sold to the Purchasers in the 2006 private placement and to limit the liquidated damages payable to those Purchasers under the 2006 registration rights agreement to the liquidated damages and interest that accrued through November 15, 2006 (the “liquidated damages”) and to provide that no further liquidated damages will be payable by us. In the 2006 private placement amendment, we agreed, within 30 days of the Agreement, to deliver an unsecured promissory note (each, a “note”) to each of the Purchasers that are a party to the amendment in a principal amount equal to the portion of the liquidated damages due and payable to that Purchaser. Each note will accrue interest at a rate of 12% per annum (or such lesser maximum amount that is permitted by applicable law) and will be payable 15 months from the date of issuance (or at an earlier date if we are reorganized, reclassified, merged into or consolidated with another entity, or we dispose of substantially all of our assets). Each note will be payable by us in immediately available funds or, if mutually agreed to by the parties thereto, in shares of our common stock. The notes were issued and delivered to each of the purchasers that are party to the 2006 private placement amendment on December 15, 2006.

In the 2006 private placement amendment, we also agreed to reduce the exercise price of the $0.50 warrants held by the Purchasers that are a party to the agreement from $0.50 per share to $0.20 per share. The exercise price of the $0.30 warrants remained the same. We issued and delivered revised warrant agreements evidencing the reduction in the exercise price of the $0.50 warrants and the exercise price and conversion price reset provisions and triggers (with respect to both the $0.50 warrants and $0.30 warrants) on December 15, 2006.

Sun Solunet was one of the investors in the 2006 private placement and is a party to the 2006 private placement amendment, and, as such, was issued an unsecured promissory note in a principal amount equal to the portion of the liquidated damages due and payable to Sun Solunet as of November 15, 2006 (approximately $0.7 million). We also reduced the exercise price of the $0.50 warrants acquired by Sun Solunet in the 2006 private placement transaction from $0.50 per share to $0.20 per share, and issued revised warrant agreements evidencing the reduction in exercise price.

Dividend Declaration on Shares of Series A Preferred Stock

The series A preferred stock issued in the 2006 private placement carries a 3% dividend, payable in shares of our common stock at the date the holder converts the shares into shares of our common stock. Our board of directors is required to declare these dividends on a semi-annual basis. In connection with the shares of series A preferred stock acquired in the 2006 private placement, we declared dividends to Sun Solunet and certain of our officers and directors as set forth in the table below:

Name	Date of Declaration	Number of Shares of Common Stock Declared as Dividends

Sun Solunet, LLC	7/31/06	460,274
Sun Solunet, LLC	01/31/07	788,927
John Jenkins	7/31/06	8,630
John Jenkins	01/31/07	12,603
Robert C. Ogden	7/31/06	1,726
Robert C. Ogden	01/31/07	2,521

Guaranty on Harris Credit Facility

On October 27, 2006, we entered into a revolving credit facility in the amount of $1.5 million with Harris (the “Harris 2006 facility”). The purpose of obtaining this facility was to provide additional working capital. As a condition precedent to obtaining this facility, Sun Capital II, an affiliate of our majority shareholder, entered into an ongoing guaranty of the debt incurred by us under the Harris 2006 facility. On March 12 and March 23, 2007, we increased our borrowing availability with Harris through amendments to the Harris 2006 facility in the amounts of $1.5 million and $1.5 million, respectively. The $3 million of available borrowings under these amendments was for additional working capital, and was secured by cash collateral posted by Sun Capital II. Total borrowings allowed under the Harris 2006 facility, as amended, were $4.5 million, all of which were outstanding as of April 15, 2007.

Management and Consulting Services

Pursuant to the “Management Services Agreement” between the company and Sun Capital Management, an affiliate of our majority shareholder, Sun Solunet, we pay $75,000 quarterly for management and consulting services to Sun Capital Management.

As of March 31, 2007, December 31, 2006 and 2005, we had $-0-, $-0- and $-0-, respectively, due to Sun Capital Management for management fees and related expenses. For the years ended December 31, 2006, 2005 and 2004, we paid $354,000, $318,000 and $323,000, respectively, to Sun Capital Management for management fees and related expenses. For the first quarter of 2007, we paid $89,000 to Sun Capital Management for management fees and related expenses.

The Management Services Agreement will remain in effect until the first date when all of the following have occurred: (a) the designees of Sun Capital Management and its affiliates no longer constitute a majority of our board of directors; (b) Sun Capital Management and its affiliates no longer own or control at least 30% of our outstanding shares of common stock; and (c) Sun Capital Management and its affiliates (including Sun Capital II) no longer guarantee any portion of our debt. If the foregoing three events have not yet occurred, the Management Services Agreement will terminate on April 4, 2013.

DESCRIPTION OF COMMON STOCK

General

Our authorized capital stock consists of 400,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. As of March 31, 2007 we had 96,953,611 shares of common stock and 276.3 shares of series A preferred stock issued and outstanding. We have outstanding convertible preferred stock, warrants, options, and convertible securities which, if exercised or converted, would total approximately 227 million shares of common stock. Overall, we would have a total of approximately 325 million shares of common stock issued and outstanding if all of our outstanding convertible preferred stock, warrants and options were converted or exercised.

Each share of our common stock is entitled to one vote on each matter submitted to a vote of the stockholders and is equal to each other share of our common stock with respect to voting, liquidation and dividend rights. Holders of our common stock are entitled to receive the dividends, if any, as may be declared by our board of directors out of assets legally available therefor and to receive net assets in liquidation after payment of all amounts due to creditors and any liquidation preference due to preferred stockholders. Holders of our common stock have no conversion rights and are not entitled to any preemptive or subscription rights. Our common stock is not subject to redemption or any further calls or assessments. Our common stock does not have cumulative voting rights in the election of directors.

Dividend Policy

While there currently are no restrictions prohibiting us from paying dividends to our stockholders, we have not paid any cash dividends on our common stock in the past and we do not anticipate paying any dividends in the foreseeable future. Earnings, if any, are expected to be retained to fund our future operations. There can be no assurance that we will pay dividends at any time in the future.

Anti-takeover Provisions of Charter Provisions

One of the effects of the existence of authorized but unissued shares of our common stock or preferred stock may be to enable our board of directors to render it more difficult or to discourage an attempt to obtain control of us and thereby protect the continuity of or entrench our management, which may adversely affect the market price of our common stock. If in the due exercise of its fiduciary obligations, for example, our board of directors were to determine that a takeover proposal were not in our best interests, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. See “RISK FACTORS—We could issue preferred stock that could adversely affect the rights of our common stockholders.”

SELLING STOCKHOLDERS

We are registering the shares of our common stock offered for resale by this prospectus in order to satisfy our obligations to the selling stockholders named in the table below. Except as otherwise indicated in the footnotes to the selling stockholder table below, all of the shares of our common stock offered for resale below were acquired by the selling stockholders in the 2006 private placement transaction which is described more fully under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.” As indicated in the footnotes below, some of the selling stockholders acquired the securities as compensation in connection with the business combination of the company with Solunet Storage Holding described in Note 5 to our consolidated financial statements for the fiscal year ended December 31, 2005 included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

The shares of our common stock offered by this prospectus are being sold for the account of the selling stockholders identified in the following table. Except as indicated in the table, for the last three years, to our knowledge, none of the selling stockholders have held any position, office or have other material relationship with us, our predecessors or our affiliates. The information in the following table and footnotes is based solely on information furnished to us by the selling stockholders on or prior to the date of this prospectus. However, any or all of the common stock listed below may be offered for sale with this prospectus by the selling stockholders from time to time. Accordingly, no estimate can be given as to the amount of our common stock that will be held by the selling stockholders upon consummation of any sales. In addition, the selling stockholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date this information was last provided to us. The information in the following table for each selling stockholder includes:

(a) the name and address of the selling stockholder;

(b) the number of shares of our common stock currently beneficially owned by the selling stockholder and the percentage that those shares of our common stock represent of all of our outstanding common stock as of March 31, 2007 (on a fully-diluted basis);

(c) the number of shares of our common stock offered by the selling stockholder; and

(d) the amount and, if 1% or more, the percentage of shares of our common stock that will be beneficially owned by the selling stockholder after completion of the offering, assuming the sale of all of the shares of our common stock as shown in (c) above.

Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Except as indicated below, each selling stockholder has indicated to us that it is neither a broker-dealer nor is affiliated with a broker-dealer. Each selling shareholder identified below as an affiliate of a registered broker-dealer has represented to us that they purchased the securities listed below in the ordinary course of business and at the time such securities were purchased, the seller did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. The selling stockholders and any brokers, dealers, agents or underwriters that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933.

(a)	(b)		(c)	(d)
Name and address of Selling Stockholder	Amount of common stock/percentage of our common stock owned before offering (1)		Amount of common stock offered (2)(3)	Amount of common stock/percentage of our common stock owned after offering (4)

Northern Valley Partners, LLC (5) 500 Fifth Avenue, Suite 2240 New York, NY 10110	2,694,979 / 2.7%		541,333	2,153,646 / 2.2%

Insiders Trend Fund (6) c/o Monarch Capital Group, LLC 500 Fifth Avenue, Suite 2240 New York, NY 10110	2,021,234 / 2.0		406,000	1,615,234 / 1.6

Sylvia Potter Family LTD Partnership (7) 475 Sunset Avenue Haworth, NJ 07641	673,745 / *		135,333	538,412 / *

John C. Hakala 12873 W. Harvard Ave. Lakewood, CO 80228	12,603,170 / 4.9	(8)	2,029,998	10,573,172 / 4.9	(8)

Helaine Mindel & Meg Mindel JTWROS c/o Monarch Capital Group, LLC 500 Fifth Ave., Suite 2240 New York, NY 10110	673,745 / *		135,333	538,412 / *

Ella Hakala 4501 Springer Ct. Cheyenne, WY 82001	1,962,489 / 2.0	270,666	1,691,823 / 1.7

Lednim Property Associates (9) c/o Monarch Capital Group, LLC 500 Fifth Ave., Suite 2240 New York, NY 10110	1,347,489 / 1.4	270,666	1,076,823 / 1.1

Gundyco ITF Excalibur Limited Partnership (10) 33 Prince Arthur Avenue Toronto, Ontario Canada M5R 1B2	4,042,467 / 4.0	811,999	3,230,468 / 3.2

Leo Mindel Non GST Exempt Trust (11) c/o Monarch Capital Group, LLC 500 Fifth Ave., Suite 2240 New York, NY 10110	1,347,489 / 1.4	270,666	1,076,823 / 1.1

Frommer Investment Partnership (12) c/o Carlin Financial 666 Third Avenue, 8th Floor New York, NY 10017	1,347,489 / 1.4	270,666	1,076,823 / 1.1

John H. Mullin III 700 Ridgeway Farm Lane Brookneal, VA 24528	2,020,318 / 2.0	406,000	1,614,318 / 1.6

Harrison S. Mullin 1225 W. Rookwood Dr. Cincinnati, OH 45208	1,010,161 / 1.0	203,000	807,161 / *

Dulany Anning 739 Lindell Avenue Cincinnati, OH 45226	673,745 / *	135,333	538,412 / *

(a)	(b)		(c)		(d)
Name and address of Selling Stockholder	Amount of common stock/percentage of our common stock owned before offering (1)		Amount of common stock offered (2)(3)		Amount of common stock/percentage of our common stock owned after offering (4)
Walehaven Capital Fund Limited (13) 3rd Floor 14 Par-La Ville Rd. Hamilton MM08, Bermuda	8,084,936 / 4.9%	(8)	1,623,998		6,460,938 / 4.9	(8)

DICA Partners, LP (14) 370 Clayton Rd. Scarsdale, NY 10583	1,347,489 / 1.4		270,666		1,076,823 / 1.1

Kirk Hanson (15) 1673 Birchleaf Court Castle Rock, CO 80104	216,623 / *		40,600		176,023 / *

Sun Solunet, LLC (16) 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486	194,998,700 / 66.8		55,968,562	(16)	139,030,138 / 58.9

Cheryl Bennett c/o Lee Schlessman 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	538,265 / *		108,267		429,998 / *

Sandra Garnett c/o Lee Schlessman 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	336,416 / *		67,667		268,749 / *

Rodney Garnett c/o Lee Schlessman 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	336,416 / *		67,667		268,749 / *

Lee E. Schlessman 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	1,381,659 / 1.4		270,666		1,110,993 / 1.1

Gary L. Schlessman Irrevocable Trust (18) 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	336,416 / *		67,667		268,749 / *

Dolo Investment LLC (19) c/o Lee Schlessman 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	336,416 / *		67,667		268,749 / *

The Schlessman 1999 Charitable Remainder Unitrust (20) Lee Schlessman Trustee 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	336,416 / *		67,667		268,749 / *

Cal and Amanda Rae Rickel P.O. Box 1076 Cortez, CO 81321-1076	336,416 / *		67,667		268,749 / *

Guarantee & Trust Co. TTEE Steven M. Bathgate IRA (21) 5350 S. Roslyn St., Ste 400 Greenwood Village, CO 80111	1,009,243 / 1.0		203,000		806,243 / *

(a)	(b)		(c)	(d)
Name and address of Selling Stockholder	Amount of common stock/percentage of our common stock owned before offering (1)		Amount of common stock offered (2)(3)	Amount of common stock/percentage of our common stock owned after offering (4)
Sydney Anning 25 Weebetook Lane Cincinnati, OH 45208	336,416 / *		67,667	268,749 / *

Jeremy Frommer (24) 666 Third Avenue 8th Floor New York, NY 10017	672,829 / *		135,333	537,496 / *

Carlin Multi-Manager Fund LP (22) 666 Third Avenue 8th Floor New York, NY 10017	481,416 / *		67,667	413,749 / *

Millennium Partners, L.P. (23) c/o Millennium Management, LLC 666 Fifth Avenue 8th Floor New York, NY 10103	20,175,912 / 4.9	(8)	4,059,996	16,115,916 / 4.9	(8)

* Less than 1%.

(1)	Includes shares of our common stock issued or declared as dividends on the series A preferred stock issued in the 2006 private placement.

(2)	Includes shares of common stock issuable upon conversion of shares of our series A preferred stock (each share initially convertible into 333,333 shares of common stock).

(3)
The total common stock offered by this prospectus of 69,109,417 shares of our common stock includes: (a) 13,140,855 shares of common stock issuable upon the conversion of our series A preferred stock issued to the selling stockholders; and (b) 55,968,562 shares of our common stock held by Sun Solunet.

(4)
There is no assurance that the selling stockholders will exercise all or any of their warrants, convert any of their shares of series A preferred stock or that they will sell any or all of their shares of common stock offered by this prospectus.

(5)	Michael Potter has voting and dispositive power over the shares of common stock being offered.

(6)	The general partner of the listed selling stockholder is Anthony Marchese, who has voting and dispositive power over the shares of common stock being offered.

(7)	Sylvia Potter or Michael Potter has voting and dispositive power over the shares of common stock being offered.

(8)
Indicated number of shares owned by the named selling stockholder includes the number of shares of our common stock that may be issued as a result of the 2006 private placement transaction. However, some of the shares indicated are not currently owned and may not ever be owned by the selling stockholder as a result of restrictive provisions in the 2006 private placement transaction documents that restrict the exercise or conversion of securities by the named selling stockholder to the extent that such exercise or conversion would result in the ownership of greater than 4.9% of our common stock.

Indicated percentage does not include some shares of our common stock issuable to the named selling stockholder in connection with the 2006 private placement transaction as a result of restrictive provisions in the transaction document restricting exercise or conversion of securities into our common stock to the extent that such exercise or conversion would result in the ownership by such selling stockholder of greater than 4.9% of our outstanding common stock.

(9)	Meg M. Marchese has voting and dispositive power over the shares of common stock being offered.

(10)	Will Hechter has voting and dispositive power over the shares of common stock being offered.

(11)	Meg M. Marchese has voting and dispositive power over the shares of common stock being offered.

(12)	Jeremy Frommer has voting and dispositive power over the shares of common stock being offered. The listed selling stockholder is an affiliate of Carlin Equities Corp., a registered broker-dealer.

(13)	The directors of the selling stockholder are Arthur Jones, Jennifer Kelly and Derek Wood, who have voting and dispositive power over the shares of common stock being offered.

(14)	The general partner of the selling stockholder is Jack Rubinstein who has voting and dispositive power over the shares of common stock being offered.

(15)	The listed selling stockholder was our employee until July 24, 2006.

(16)
During the past three years, employees and officers of Sun Solunet, LLC and its affiliates have served on our board of directors. Our current directors that are employees or officers of Sun Solunet, LLC are described under “DIRECTORS AND EXECUTIVE OFFICERS.” In addition, from time to time during the past three years, Sun Solunet, LLC and/or its affiliates have entered into agreements and transactions with us in connection with that certain Agreement and Plan of Merger, dated March 31, 2003, to which we and Sun Solunet, LLC are parties. Such agreements and transactions include, without limitation, transactions relating to that certain letter agreement, dated March 31, 2003, by and among us and Sun Capital Partners II, LP, and that certain Management Services Agreement dated April 4, 2003, by and among us and Sun Capital Partners Management, LLC. The material transactions and relationships between Sun Solunet, LLC and its affiliates and us are described under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” and in Notes 1, 3, 5, 6 and 11 to our consolidated financial statements for the fiscal year ended December 31, 2005 included under “INDEX TO FINANCIAL STATEMENTS” and Notes 3 and 6 to our unaudited financial statements for the nine months ended September 30, 2006 also included in “INDEX TO FINANCIAL STATEMENTS.”

Marc J. Leder and Rodger R. Krouse each own 50% of the membership interests in Sun Capital Partners, LLC, which in turn is the general partner of Sun Capital Advisors II, LP which in turn is the general partner of Sun Capital Partners II, LP. Sun Capital Partners II, LP owns 99% of the membership interests of Sun Solunet, LLC. As a result, Leder, Krouse, Sun Capital Partners, LLC, Sun Capital, LP and Sun Capital Partners II, LP may be deemed to have indirect beneficial ownership of the shares of common stock offered by this prospectus by the named selling stockholder.

(17)	All shares offered by Sun Solunet, LLC were acquired as described in note 14 above and were not acquired in the 2006 private placement transaction.

(18)	Gerald D. Marrs has voting and dispositive power over the shares of common stock being offered.

(19)	Lee E. Schlessman has voting and dispositive power over the shares of common stock being offered.

(20)	Lee E. Schlessman has voting and dispositive power over the shares of common stock being offered.

(21)	Steven M. Bathgate is Senior Managing Partner of Bathgate Partners, LLC, a registered broker-dealer. The shares were received as investment shares.

(22)	Jeremy Frommer has voting and dispositive power over the shares of common stock being offered. The listed selling stockholder is an affiliate of Carlin Equities Corp., a registered broker-dealer.

(23)
Millennium Management, L.L.C., a Delaware limited liability company, is the managing partner of the listed selling stockholder, a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by the selling stockholder. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result, Mr. Englander may be deemed to be the owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to the shares of the company’s common stock owned by the listed selling stockholder. The listed selling stockholder is an affiliate of the following registered broker-dealers: Millenco, L.P., MLP Trading Co., LLC and Millennium Funding Associates, LLC.

(24)	The listed selling stockholder is an affiliate of Carlin Equities Corp., a registered broker-dealer.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock offered for resale by this prospectus in order to satisfy our obligations to the selling stockholders named in the table under “SELLING STOCKHOLDERS.” The selling stockholders may, from time to time, use this prospectus to sell all or a portion of the shares of our common stock offered by this prospectus. These sales and transfers of our common stock may be effected from time to time in one or more transactions on the over-the-counter bulletin board, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means.

These transfers or sales may occur directly or by or through brokers, dealers, agents or underwriters, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders and/or from purchasers of the common stock for whom they may act as agent. Any or all of the shares of common stock may be sold or transferred from time to time by means of:

•	a block trade in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by that broker or dealer for its account based on this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	the writing of options on the common stock;

•	pledges as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, under those arrangements;

•	gifts, donations and contributions; or

•	any other legally available means.

To the extent required by the Securities Act of 1933, the number of shares of common stock to be sold or transferred, the purchase price, the name of any agent, broker, dealer or underwriter and any applicable discounts or commissions and any other required information with respect to a particular offer will be shown in an accompanying prospectus supplement or post-effective amendment.

In the event of the transfer by any selling stockholder of shares of our common stock offered by this prospectus to any pledge, donee or other transferee, we will supplement or amend this prospectus (as required by the Securities Act of 1933) and the registration statement of which this prospectus forms a part in order to have the pledge, donee or other transferee included as a selling stockholder.

If necessary to comply with state securities laws, the common stock will be sold only through registered or licensed brokers or dealers. In addition, the common stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling stockholders and any brokers, dealers, agents or underwriters that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, in which event any discounts, concessions and commissions received by those brokers, dealers, agents or underwriters and any profit on the resale of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

No underwriter, broker, dealer or agent has been engaged by us or, to our knowledge, any of the selling stockholders, in connection with the distribution of the common stock.

We and the selling stockholders will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as the selling stockholders are involved in a distribution (as defined in Regulation M) of our common stock and we, under certain circumstances, may be a distribution participant, under Regulation M.

The anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 will apply to purchases and sales of shares of our common stock by the selling stockholders in connection with a distribution (as defined in Regulation M), and there are restrictions on market-making activities by persons engaged in the distribution of the shares of our common stock. Under Regulation M, a selling stockholder or its agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while they are involved in a distribution (as defined in Regulation M) of shares of our common stock covered by this prospectus. Accordingly, the selling stockholders are not permitted to cover short sales by purchasing shares of our common stock while the distribution (as defined in Regulation M) is taking place.

Any common stock covered by this prospectus which also qualifies for sale based on Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than based on this prospectus. There is no assurance that the selling stockholders identified in this prospectus will sell any or all of the common stock. The selling stockholders may transfer, devise or gift common stock by other means not described in this prospectus.

We will pay all of the expenses incident to the registration of the common stock, other than underwriting discounts and selling commissions, if any. The aggregate proceeds to the selling holders from the sale of the common stock will be the purchase price of that common stock less any of these discounts or commissions.

We have agreed to indemnify the selling stockholders against some of the liabilities under the Securities Act of 1933 arising from this prospectus or the registration statement of which it is a part.

EXPERTS

The consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included in this prospectus and registration statement have been audited by Grant Thornton LLP, an independent registered public accounting firm (“Grant Thornton”), as indicated in their report (which report expressed an unqualified opinion and contained an explanatory paragraph relating to substantial doubt of the company's ability to continue as a going concern) with respect thereto. Such financial statements have been so included in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference room facilities maintained by the SEC in Washington, DC at 100 F Street, N.E., Washington, DC 20549. The SEC’s telephone number to obtain information on the operation of the public reference room is (800) SEC-0330. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like the company that file electronically with the SEC at the following Internet address: (http://www.sec.gov). The SEC’s telephone number is (800) SEC-0330.

We have filed with the SEC in Washington, DC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of our common stock offered by this prospectus.

ADDITIONAL INFORMATION

We file annual, quarterly and other reports, and other information with the SEC. You may read and copy the materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Please call the Commission at (800) SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public from the SEC’s World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our commission file number is 0-16423.

We maintain a site on the World Wide Web at www.sanz.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SAN Holdings, Inc.

We have audited the accompanying consolidated balance sheets of SAN Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity/ (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAN Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on a modified prospective basis as of January 1, 2006.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred a net loss of $32,957,000 during the year ended December 31, 2006, and, as of that date, the Company has an accumulated deficit of $72,140,000, negative working capital of $7,072,000 and no cash on hand. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton LLP

Denver, Colorado
April 16, 2007

SAN Holdings, Inc.
Consolidated Balance Sheets
(In thousands, except share data)

	December 31,
	2006	2005
ASSETS

Current assets
Cash and cash equivalents	$—	$6
Accounts receivable, net of allowance for doubtful accounts of $143 and $168, respectively	15,384	11,832
Inventories, net of valuation allowance of $6 and $29, respectively	234	176
Deferred maintenance contracts	1,865	2,060
Prepaid expenses and other current assets	644	676
Total current assets	18,127	14,750

Property and equipment, net	472	673
Capitalized software, net	1,394	872
Goodwill	1,289	22,808
Intangible assets, net	666	1,736
Other assets	207	378
Total long-term assets	4,028	26,467

TOTAL ASSETS	$22,155	$41,217

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Line of credit - Wells Fargo Bank, National Association	$6,203	$7,292
Line of credit - Sun Solunet, LLC - related party	—	13,109
Line of credit - Harris N.A.	1,500	—
Accounts payable	12,191	8,610
Accrued expenses	2,438	2,560
Deferred revenue	2,867	2,805
Total current liabilities	25,199	34,376

Long-term debt - Sun Solunet, LLC - related party	5,680	—
Long-term notes payable - related parties	762	—
Long-term notes payable - outside investors	372	—
Total liabilities	32,013	34,376

Commitments and contingencies (Note 8)

Stockholders’ equity (deficit)
Preferred stock; no par value; 10,000,000 shares authorized; Series A, 3% cumulative convertible preferred stock, 400 shares designated and 277.6 and -0- shares issued and outstanding, respectively, (liquidation preference of $13,055) (Note 4)	9,078	—
Common stock; no par value, 400,000,000 shares authorized, 95,811,278 shares issued and outstanding	32,917	32,577
Warrants and stock options	20,287	8,568
Accumulated deficit	(72,140)	(34,304)
Total stockholders’ equity (deficit)	(9,858)	6,841

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$22,155	$41,217

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except share and per share data)

	Years Ended December 31,
	2006	2005	2004

Revenue
Product sales and vendor supplied services	$45,530	$44,446	$54,690
Consulting and engineering services	6,450	5,612	3,680
Maintenance services and maintenance contract fees	6,765	9,057	7,788
Total revenue	58,745	59,115	66,158

Cost of revenue
Product sales and vendor supplied services	36,517	34,525	44,751
Consulting and engineering services	3,884	3,495	2,131
Maintenance services and maintenance contract fees	4,309	6,257	5,326
Total cost of revenue	44,710	44,277	52,208

Gross profit	14,035	14,838	13,950

Operating expenses
Selling, engineering, general and administrative	17,532	15,822	14,927
Charge for goodwill impairment	21,519	9,200	—
Charge for impairment of intangible asset	800	—	—
Severance and closed office expense	—	—	1,226
Depreciation and amortization of intangibles	783	1,099	1,306
Total operating expenses	40,634	26,121	17,459

Loss from operations	(26,599)	(11,283)	(3,509)

Other income (expense)
Interest expense
Sun Solunet, LLC - related party	(732)	(259)	(150)
Bank and other	(742)	(1,351)	(1,071)
Total interest expense	(1,474)	(1,610)	(1,221)

Charge for warrants issued to related party for debt guaranty	—	(2,877)	(2,469)

Benefit (charge) for change in estimated fair value of derivative financial instruments - Warrants (Note 4)
- related parties	(1,191)	—	—
- outside investors	817	—	—

Charge for fair value of Warrants in excess of net cash proceeds (Note 4)	(924)	—	—

Charge due to the agreement to reprice Warrants (Note 4)
- related parties	(1,489)	—	—
- outside investors	(825)	—	—

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except share and per share data)

	Years Ended December 31,
	2006	2005	2004

Liquidated damages payable under registration rights agreement (Note 4)
- related parties	(751)	—	—
- outside investors	(366)	—	—

Other income (expense)	(110)	1	121

Loss before income taxes	(32,912)	(15,769)	(7,078)

Income tax (expense) benefit	(45)	(34)	328

Net loss	$(32,957)	$(15,803)	$(6,750)

Deemed dividend related to beneficial conversion feature of convertible Series A Preferred Stock (Note 4)	(4,539)	—	—

Common stock dividends accrued for holders of convertible Series A Preferred Stock (Note 4)	(340)	—	—

Net loss available to common shareholders	$(37,836)	$(15,803)	$(6,750)

Basic and diluted net loss per share	$(0.33)	$(0.15)	$(0.08)

Weighted average shares outstanding - basic and diluted	116,175,389	108,446,023	86,254,827

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Stockholders’ Equity (Deficit)
(In thousands, except share data)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Warrants and	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	options	Deficit	(Deficit)

Balances, January 1, 2004	—	$—	748.07306	$12,718	58,407,625	$19,859	$3,222	$(11,751)	$24,048

Conversion of Series B preferred stock to common stock			(748.07306)	(12,718)	37,403,653	12,718			—
Charge for warrant issued to related party for debt guaranty							2,469		2,469
Net loss for the year								(6,750)	(6,750)
Balances, December 31, 2004	—	—	—	—	95,811,278	32,577	5,691	(18,501)	19,767

Charge for warrants issued to related party for debt guaranty							2,877		2,877
Net loss for the year								(15,803)	(15,803)
Balances, December 31, 2005	—	—	—	—	95,811,278	32,577	8,568	(34,304)	6,841

Beneficial conversion feature of convertible Series A Preferred Stock								(4,539)	(4,539)
Reclassification of Series A Preferred Stock from temporary equity to permanent equity	277.6	9,078							9,078
Reclassification of Warrants from liabilities to permanent equity							9,030		9,030
Repricing of Warrants							2,314		2,314
Share-based compensation expense							375		375
Common stock dividends accrued for holders of convertible Series A Preferred Stock (Note 4)						340		(340)	—
Net loss for the year								(32,957)	(32,957)

Balances, December 31, 2006	277.6	$9,078	—	$—	95,811,278	$32,917	$20,287	$(72,140)	$(9,858)

The accompanying notes are an integral part of the consolidated financial statements.

SAN HOLDINGS, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2006	2005	2004

Cash flows from operating activities:
Net loss	$(32,957)	$(15,803)	$(6,750)
Adjustments to reconcile net loss to net cash used in operating activities:
Charge for goodwill impairment	21,519	9,200	—
Charge for impairment of intangible asset	800	—	—
Depreciation and amortization	1,200	1,233	1,406
Write-off of capitalized software development costs	—	99	—
Loss on disposal of property and equipment	13	1	113
Share-based compensation	375	—	—
Charge for warrant issued to related party for debt guaranty	—	2,877	2,469
Charge for change in estimated fair value of derivative financial instruments - Warrants - related parties (Note 4)	1,191	—	—
Benefit for change in estimated fair value of derivative financial instruments - Warrants - outside investors (Note 4)	(817)	—	—
Charge for fair value of Warrants in excess of net cash proceeds (Note 4)	924	—	—
Charge due to agreement to reprice Warrants (Note 4)
- related parties	1,489	—	—
- outside investors	825	—	—
Charge for liquidated damages payable under registration rights agreement
- related parties	751	—	—
- outside investors	366	—	—

Changes in operating assets and liabilities:
Accounts receivable	(3,552)	1,265	2,115
Inventories	(58)	310	608
Deferred maintenance contracts	195	854	(285)
Prepaid expenses and other current assets	32	(164)	624
Other assets	138	6	(265)
Accounts payable	3,581	(3,843)	(692)
Accrued expenses	466	(91)	(150)
Deferred revenue	62	(1,137)	(80)
Net cash used in operating activities	(3,457)	(5,193)	(887)

Cash flows from investing activities:
Purchase of property and equipment, net	(333)	(318)	(372)
Capitalized software costs	(898)	(911)	(53)
Net cash used in investing activities	(1,231)	(1,229)	(425)

Cash flows from financing activities:
Issuance of convertible Series A Preferred Stock, net of issuance costs	4,271	—	—
Net borrowings (payments) on line of credit - Wells Fargo Bank National Association	(1,089)	533	(1,494)
Net borrowings on line of credit - Sun Solunet, LLC - related party	—	967	—
Net borrowings (payments) on line of credit - Harris N.A.	1,500	4,442	(500)
Net cash provided by (used in) financing activities	4,682	5,942	(1,994)

The accompanying notes are an integral part of the consolidated financial statements.

SAN HOLDINGS, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2006	2005	2004

Net decrease in cash and cash equivalents	(6)	(480)	(3,306)

Cash and cash equivalents at beginning of year	6	486	3,792

Cash and cash equivalents at end of year	$—	$6	$486

Supplemental disclosure of other cash flow information:
Interest paid	$862	$1,578	$1,193
Taxes paid	45	34	—

Supplemental disclosure of non-cash investing and financing activities:

Conversion of Sun Solunet, LLC debt to convertible Series A Preferred Stock	$8,000	$—	$—
Allocation of proceeds from Series A Preferred Stock to Warrants issued to:
- related parties	4,465	—	—
- outside investors	4,191	—	—
Deemed dividend related to beneficial conversion feature of convertible Series A Preferred Stock (Note 4)	4,539	—	—
Common stock dividends accrued for holders of convertible Series A Preferred Stock (Note 4)	340	—	—

Transfer of inventory to property and equipment	—	20	352

Assignment of Harris N.A. line of credit to Sun Solunet, LLC	—	12,142	—

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Notes to Consolidated Financial Statements

NOTE 1 - BASIS OF PRESENTATION

SAN Holdings, Inc. (“SANZ,” the “Company,” or “we”), a Colorado corporation, was formed on July 1, 1983. SANZ includes the accounts of its wholly-owned subsidiary, SANZ Inc. (formerly known as Storage Area Networks, Inc.) and the wholly-owned subsidiary of SANZ Inc., Solunet Storage, Inc. (“Solunet Storage”). The Company operates as two business segments: (1) a data storage systems integrator and (2) a data management software and services provider.

Effective April 1, 2003, SANZ completed a business combination with Solunet Storage Holding Corp. (“Solunet Storage Holding”), which was majority-owned by Sun Solunet, LLC (“Sun Solunet”), an affiliate of a private equity fund. Upon the completion of the business combination, Sun Solunet became the majority stockholder of SANZ. The business combination was accounted for as a reverse acquisition, with Solunet Storage Holding treated as the acquirer for accounting purposes. As a result, for all periods prior to April 1, 2003, the financial statements of Solunet Storage Holding have been adopted as SANZ’ historical financial statements. In March 2005, Solunet Storage Holding was merged into Solunet Storage, with Solunet Storage being the surviving entity.

NOTE 2 - FINANCIAL CONDITION

The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (“US GAAP”) and contemplate our continuation as a going concern, and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary if we were unable to continue as a going concern.. However, we have incurred substantial losses from operations since inception and have incurred a net loss of $33.0 million for the year ended December 31, 2006, which included non-cash charges of $22.3 million for goodwill and intangible asset impairments. In addition, as of December 31, 2006, we have negative working capital (current liabilities in excess of current assets) of $7.1 million, an accumulated deficit of $72.1 million and a stockholders’ deficit of $9.9 million. Accordingly, the recoverability of a major portion of the recorded asset amounts as of December 31, 2006, including goodwill, is dependent on our continuing operations, which in turn is dependent on our ability to maintain our current financing arrangements and our ability to become profitable in our future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

We continue to attempt to improve our liquidity through improving our operating results and exploring debt and equity capital opportunities. Key operating performance improvement levers continue to include sustaining or moderately increasing existing revenue levels, achieving higher revenue gross margins from increased services revenue and EarthWhere software license sales, and maintaining operating expenses as a percentage of gross profit at the same or lower percentage. Assuming continuation of our current credit facilities with Wells Fargo Bank, National Association (“Wells Fargo”) and Harris N.A. (“Harris”), current business trends and supplier relations, we believe that our liquidity sources are adequate to fund our operations for at least the next twelve months, assuming that we operate at current gross profit levels and that Sun Capital Partners II, LP (“Sun Capital II”), an affiliate of our majority shareholder, Sun Solunet, continues to provide us with liquidity as they have done historically. However, there can be no assurance that we will operate at sufficient gross profit levels or that Sun Capital II will continue to provide us with liquidity, in which case it would be necessary to further cut costs, raise additional debt or equity capital, or sell assets.

As of December 31, 2006, the Company had $5.0 million of undrawn availability on its borrowing facility with Wells Fargo and as of March 31, 2007, the Company had $2.1 million drawn and $2.2 million of undrawn availability on this facility. Our ability to borrow under the Wells Fargo facility is subject to maintaining our accounts receivable balance at current levels, as well as complying with the financial covenants we have made to the lender. If we are unable to comply with our financial covenants to Wells Fargo, the facility could cease to be available to us. On April 2, 2007, the Company and Wells Fargo executed an amendment to the current facility, which extended its duration through May 2010. On April 13, 2007, we obtained a waiver of default from Wells Fargo waiving the event of default that would have resulted under the facility as a result of the “going concern” qualification on our independent registered public accounting firm’s report on our financial statements for the fiscal year ended December 31, 2006.

At December 31, 2006, the Company also held a $5.0 million three-year term loan (“Sun Term Loan”) with its majority shareholder, Sun Solunet, that is payable in full in March 2009.

At December 31, 2006, the Company had $1.5 million of borrowings outstanding on a $1.5 million revolving credit facility (the “Harris 2006 Facility”) with Harris. Borrowings under the Harris 2006 Facility bear interest at prime and are payable upon demand by Harris. The purpose of obtaining this facility was to provide additional working capital to the Company and its subsidiaries. On March 13 and March 23, 2007 the Company increased its borrowing availability with Harris through amendments to the Harris 2006 Facility in the amounts of $1.5 million and $1.5 million, respectively.

See further discussion of these borrowing arrangements in Note 6.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents are short-term highly liquid investments that are both readily convertible to cash and have original maturities of three months or less at the date of purchase.

Accounts Receivable and Concentration of Credit Risk

The Company is subject to credit risk from accounts receivable with its customers. The Company’s accounts receivable are due from both governmental and commercial entities. Credit is extended based on evaluation of the customers’ financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30 to 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due.

The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company and economic and industry conditions. The Company writes off accounts receivable when they become uncollectible. Credit losses have consistently been within management’s expectations. The following table summarizes information related to our allowance for doubtful accounts (in thousands):

	2006	2005	2004
Balance at beginning of year	$(168)	$(140)	$(336)
Bad debt (expense) credit	(23)	52	82
Write-offs (recoveries)	48	(80)	114
Balance at end of year	$(143)	$(168)	$(140)

Inventories

Inventories are comprised of hardware and software supplied by original equipment manufacturers and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. The following table summarizes information related to our inventory reserves (in thousands):

	2006	2005	2004
Balance at beginning of year	$(29)	$(137)	$(707)
Inventory write-downs	—	(89)	(68)
Inventory write-offs	23	197	638
Balance at end of year	$(6)	$(29)	$(137)

Deferred Maintenance Contracts

Consistent with the Company’s revenue recognition policy for resale of certain maintenance agreements acquired from hardware and software vendors where the Company performs a portion of the maintenance services, the Company defers the costs of maintenance contracts at the inception of the maintenance period. All such costs are amortized on a straight-line basis over the contractual terms of the maintenance agreements. See further discussion in Note 3 - Revenue Recognition.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective depreciable assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the asset or the life of the lease. Maintenance and repairs are expensed as incurred and improvements are capitalized.

Property and equipment consist of the following:

(In thousands)	December 31
	2006	2005

Computer equipment and software	$1,520	$1,708
Office equipment and furniture	141	95
Leasehold improvements	75	24

Less: accumulated depreciation	(1,264)	(1,154)

	$472	$673

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $480,000, $630,000, and $620,000, respectively.

Software Development Costs

The Company expenses the costs of developing computer software to be sold, leased or otherwise marketed until technological feasibility is established and capitalizes all costs incurred from that time until the software is available for general customer release or ready for its intended use, at which time amortization of the capitalized costs begins. Technological feasibility for the Company's computer software products is based upon the earlier of the achievement of: (a) a detailed program design free of high-risk development issues; or (b) completion of a working model. Costs of major enhancements to existing products are capitalized while routine maintenance of existing products is charged to expense as incurred. The ongoing assessment of the recoverability of capitalized computer software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technology. The Company also contracts with third parties to develop or test software that will be sold to customers and generally capitalizes these third-party costs.

For the years ended December 31, 2006, 2005, and 2004, the Company capitalized software development costs of $898,000, $911,000 and $53,000, respectively. Additionally, the Company expensed research and development costs (“R&D”) related thereto of $62,000, $219,000 and $536,000 for the aforementioned years, respectively.

Capitalized software costs are amortized on a product-by-product basis over their expected useful life, which is generally three years. The annual amortization related to software to be sold is the greater of the amount computed using (a) the ratio that current gross revenue for a product compares to the total of current and anticipated future gross revenue for that product or (b) the straight-line method over the remaining estimated economic life of the product. Amortization expense related to capitalized software costs totaled $376,000, $134,000 and $100,000, for the years ended December 31, 2006, 2005 and 2004, respectively, and is included in “Cost of revenue—product sales” in the consolidated statements of operations.

(In thousands)	December 31
	2006	2005

Capitalized software costs	$1,862	$964

Less: accumulated amortization	(468)	(92)

	$1,394	$872

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible net assets relating to business acquisitions. The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires that goodwill be tested for impairment at least annually.

The Company reviews the carrying value of goodwill annually and uses the last date of its fiscal year (December 31) as the measurement date. Under certain circumstances, SFAS 142 requires an assessment of goodwill impairment more frequently. The performance of the impairment test involves a two-step process. The first step (“Step I test”) of the impairment test involves comparing the fair value of the Company’s reporting unit with the reporting unit’s carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step (“Step II test”) is performed to determine the amount of the impairment loss. The impairment loss is determined by comparing the implied fair value of our goodwill with the carrying amount of that goodwill. We believe that our estimates of fair value are reasonable. Changes in estimates of such fair value, however, could affect the calculation.

In 2005, the Company began segment reporting, and, at that time, determined that, as defined under SFAS 142, it had two reporting units - Storage Solutions and EarthWhere. Accordingly, we allocated our recorded goodwill to both of these reporting units based on the percentage of gross profit generated by each reporting unit for the year ended December 31, 2004, the most recent year prior to our commencement of segment reporting. We believed that this was the most appropriate financial measure for allocation purposes based on the different stages of the reporting units’ businesses. This resulted in approximately 4% or $1.3 million of the total goodwill asset allocated to our EarthWhere reporting unit.

As of December 31, 2006 and 2005, the Company reviewed goodwill associated with both of its reporting units for impairment, and, as part of its assessment, engaged an independent valuation firm (“independent firm”). The independent firm performed its valuation using primarily discounted cash flow and comparable public company analyses. For both 2006 and 2005, the result of the Step I test for our Storage Solutions reporting unit was that the carrying amount of this reporting unit exceeded its fair value. Because of the impairment determined under the Step I test, we were required to complete the Step II test, which involved a valuation of this reporting unit’s assets and liabilities, including intangibles. Based on the Step II analysis, as of December 31, 2006 and 2005, we recorded impairment charges for goodwill related to our Storage Solutions reporting unit in the amount of $21.5 million and $9.2 million, respectively. For 2006, based on the independent firm’s valuation as well as management’s assessment of the current operating performance of the Storage Solutions reporting unit, the Company concluded that the entire Storage Solutions reporting unit’s goodwill asset was fully impaired, and wrote off the remaining balance in 2006.

As of December 31, 2006 and 2005, we concluded that the recorded goodwill for our EarthWhere reporting unit was not impaired.

The Company does not expect that any of its recorded goodwill will be deductible for federal income tax purposes. The change in the Company’s goodwill assets for 2005 and 2006 was as follows:

(In thousands)	Solutions	EarthWhere	Total

January 1, 2005	$30,719	$1,289	$32,008

Impairment charge	(9,200)	—	(9,200)

December 31, 2005	21,519	1,289	22,808

Impairment charge	(21,519)	—	(21,519)

December 31, 2006	$—	$1,289	$1,289

Intangible Assets

Intangible assets include trade names, customer lists and software technologies, which were initially valued by independent appraisers and recorded as part of business acquisitions. The Company has identified all intangible assets with definite lives and subject to amortization as in the tables below.

As a result of the impairment of goodwill, the Company first reviewed intangible assets in accordance with SFAS No. 144. This evaluation resulted in the determination that the undiscounted cash flows associated with the trade names would not be sufficient to recover the carrying amounts at December 31, 2006. As a result, the Company recorded a charge in the amount of $800,000 for the impairment of the SANZ commercial trade name. This asset is carried on the Company’s Storage Solutions reporting unit.

Gross intangible assets (In thousands)	Trade names	Customer Lists	Software Technologies	Patents and Trademarks	Total

December 31, 2004	$2,799	$893	$200	$—	$3,892
Additions	—	—	—	—	—

December 31, 2005	2,799	893	200	—	3,892
Additions	—	—	—	34	34
Write-off of fully amortized assets	(499)	(802)	(200)	—	(1,501)
Impairment charge	(800)	—	—	—	(800)

December 31, 2006	$1,500	$91	$—	$34	$1,625

(In thousands)	December 31, 2006
Asset (Estimated Life)	Intangible Assets, Gross	Accumulated Amortization	Intangible Assets, Net

Trade names (2.5 to 10 years)	$1,500	$(863)	$637
Customer lists (3 to 5 years)	91	(77)	14
Patents and trademarks (3 years)	34	(19)	15

	$1,625	$(959)	$666

(In thousands)	December 31, 2005
Asset (Estimated Life)	Intangible Assets, Gross	Accumulated Amortization	Intangible Assets, Net

Trade names (2.5 to 10 years)	$2,799	$(1,132)	$1,667
Customer lists (3 to 5 years)	893	(841)	52
Software technologies (3 years)	200	(183)	17

	$3,892	$(2,156)	$1,736

Amortization expense for intangible assets subject to amortization for the years ended December 31, 2006, 2005, and 2004 was $303,000, $470,000 and $615,000, respectively. Estimated aggregate amortization expense for intangible assets subject to amortization for each of the five succeeding fiscal years is as follows:

(In thousands)

2007	$131
2008	102
2009	102
2010	102
2011	102
Thereafter	127
$666

Long-Lived Assets

The Company evaluates the carrying value of long-lived assets, including identifiable intangible assets with a finite useful life, whenever events or changes in circumstances indicate the carrying amount may not be fully recoverable. If that analysis indicates that an impairment has occurred, the Company measures the impairment based on a comparison of discounted cash flows or fair values, whichever is more readily determinable, to the carrying value of the related asset.

Fair Value of Financial Instruments and Derivative Financial Instruments

The Company’s financial instruments consist principally of accounts receivable, accounts payable and debt borrowings. We believe that all of its current financial instruments’ carrying values approximate fair value because of their short-term nature. Additionally, the carrying value of the Sun Term Loan is deemed to approximate fair value because of its variable interest rate.

During 2006, the accounting for and valuation of preferred stock, warrants, derivative financial instruments and other potential derivatives, which relate to the issuance of the Company’s Series A Preferred Stock and Warrants (as defined in Note 4 below) issued in the Private Placement (as defined in Note 4 below), became an additional significant accounting policy for the Company. As further described in Note 4, the Company evaluates its equity instruments as potential derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” Emerging Issues Task Force (“EITF”) No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” EITF 05-4, “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19,” EITF Topic D-98, “Classification and Measurement of Redeemable Securities,” EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” and the SEC Staff comments in its “Current Accounting and Disclosure Issues,” dated December 1, 2005.

Revenue Recognition

The Company recognizes revenue from the design, installation and support of data storage solutions, which may include hardware, software and services. The Company’s revenue recognition policies are based on the guidance in Staff Accounting Bulletin No. 104, “Revenue Recognition,” (“SAB 104”) in conjunction with Emerging Issues Task Force (“EITF”) Issue Number 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), the American Institute of Certified Public Accountants’(“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions,” EITF 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software,” and EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

The Company recognizes revenue when:

• persuasive evidence of an arrangement exists,
• delivery has occurred or services have been rendered,
• the sales price is fixed or determinable, and
• collectibility of the resulting accounts receivable is reasonably assured.

The Company’s revenue is derived from two segments—Storage Solutions and EarthWhere—and from four sources:

(1) the resale of computer hardware, software and related vendor supplied services;
(2) the sale of the Company’s proprietary software product, EarthWhere;
(3) professional services, including installation, assessment, and on-site consulting; and
(4) the sale of maintenance and technical support agreements on data storage devices and software.

Storage Solutions Product Sales (Hardware/Software)

Revenue from the resale of data storage systems is recognized upon either (i) the shipment of goods for freight-on-board (“FOB”) origin shipments or (ii) the delivery of goods to the customer for FOB destination shipments, provided that no significant uncertainties regarding customer acceptance exist, and depending on the terms of the contract and applicable commercial law.

Our Storage Solutions arrangements may include multiple elements, including the resale of third-party computer hardware, software, maintenance support, and professional services (e.g., assessment, training and installation). Arrangements generally fall into one of the following scenarios:

(a)
The software and maintenance elements are more than incidental to the product as a whole, and essential to the functionality of the hardware. In this type of an arrangement, and in accordance with EITF 03-5, the hardware is considered software-related, and we account for the entire arrangement - hardware, software and related maintenance support - in accordance with SOP 97-2. Since these arrangements involve the resale of third-party elements, we have published price lists from our vendors for these products and services, and accordingly, we establish vendor specific objective evidence (“VSOE”) of fair value for these elements from these price lists.

(b)	The software and maintenance are incidental to the product as a whole.

(c)
The resale of hardware contains no software. Multiple elements in these arrangements may include the sale of professional services (i.e. installation) and maintenance contracts on the hardware elements.

In accordance with EITF 03-5, when the hardware is a non-software element and any software or software-related elements are not more than incidental to the product as a whole as described in clauses (b) and (c) above, the arrangements do not fall under the scope of SOP 97-2, and are accounted for in accordance with SAB 104 and EITF 00-21.

For arrangements that include the resale and installation of third-party data storage systems (i.e., stand-alone hardware or hardware with incidental software and maintenance, as described in clauses (b) and (c) above) denominated as a single, lump-sum price, we allocate the aggregate transaction revenue among the multiple elements based on their relative fair values in accordance with EITF 00-21. We determine relative fair value for each revenue element based on published price lists from our vendors for these products and/or services.

When some elements are delivered prior to others in a multiple element arrangement, revenue for the delivered elements is separately recognized, provided all of the following criteria are met:

• the delivered item has value to the customer on a stand-alone basis,
• there is objective and reliable evidence of the fair value of the undelivered item(s), and
• delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Undelivered revenue elements typically include installation, training, and other professional services.

The amount of revenue allocated to delivered items is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. For undelivered services revenue, we use a residual method of allocating revenue, and defer revenue for the estimated fair value of the undelivered services. The Company estimates the fair value of the undelivered services based on separate service offerings with customers. For undelivered elements other than services, we allocate revenue to the separate elements based on their relative fair values.

EarthWhere License Fees

The Company recognizes revenue on EarthWhere license fees in accordance with SOP 97-2, as amended by SOP 98-9.

For EarthWhere license agreements that do not require significant modifications or customization of the software, the Company recognizes software license revenue when persuasive evidence of an agreement exists, delivery of the product has occurred, the license fee is fixed or determinable and collection is probable. Consulting and maintenance services are billed separately from the license. Acceptance provisions included in a software license agreement generally grant customers a right of refund or replacement only if the licensed software does not perform in accordance with its published specifications. Based on the Company’s history, the likelihood of non-acceptance in these situations is remote, and the Company recognizes revenue when all other criteria of revenue recognition are met. If the likelihood of non-acceptance is determined to be other than remote, revenue is recognized upon the earlier of receipt of written acceptance or when the acceptance period has lapsed.

The company’s software license agreements may include multiple products and services, including maintenance, and we determine the fair value of and recognize revenue from the various elements of the arrangements in accordance with SOP 97-2 and 98-9. We establish VSOE of fair value for our EarthWhere software licenses through our price list which is published with the General Services Administration (“GSA Price List”) for sale to Federal government customers. Typically, we sell our EarthWhere licenses along with a maintenance agreement; however, if we sell a license separately, without maintenance, it is sold at the same price according to the GSA Price List. In cases where we can establish VSOE only for the undelivered elements in an arrangement (i.e. maintenance), we apply the residual method to recognize revenue for the delivered elements in accordance with SOP 98-9.

Professional Services

Revenue from professional services, excluding maintenance services, and which include installation, assessment, training and resident services, is recognized as the related services are completed.

Maintenance Services

The Company provides “first call” technical support for certain third-party hardware and software products that we sell. Additionally, on our EarthWhere product, we provided maintenance services and post-contract customer support along with unspecified upgrades and enhancements. Revenue from maintenance contracts is recognized on a straight-line basis over the contractual term of the contracts. Likewise, we defer the costs of third-party maintenance contracts and amortize them on a straight-line basis over their contractual terms.

Maintenance Contract fees

For third-party products for which we do not perform first call maintenance, we often resell the vendor’s maintenance contract for a fee. On these arrangements, we recognize revenue at the inception of the contract, net of the cost of the contract in accordance with EITF 99-19.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenue.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $293,000, $266,000 and $607,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Reimbursements of advertising expense from product vendors are treated as reductions to advertising expense.

Use of Estimates

The Company has prepared these consolidated financial statements in conformity with US GAAP, which require the use of management’s estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company periodically evaluates estimates and assumptions related to revenue recognition, allowances for credit losses on accounts receivable, allowances for impairment in the value of inventory, the useful lives of intangible assets and software development costs and related impairment tests, and litigation and other loss contingencies. Some of these estimates, judgments and assumptions relate to expected outcomes or uncertainties of specified events. Others relate to the anticipated dollar amounts arising out of events that are reasonably certain to occur. Accordingly, actual results could differ from those estimates.

Loss Per Share

Basic earnings (loss) per share is based on the weighted average number of common shares outstanding. In addition to common shares outstanding and common stock dividends declared on July 31, 2006, and in accordance with Statement of Financial Accounting Standard No. 128, “Earnings per Share” (“SFAS 128”), any shares issuable for little or no cash consideration are considered outstanding shares and included in the calculation of weighted average number of common shares. Accordingly, for 2006, 2005 and 2004, the weighted average number of common shares outstanding included 20.1 million, 12.6 million and 1.0 million shares, respectively, issuable under outstanding debt guaranty warrants that were immediately exercisable at $0.001 per share, and held by our majority shareholder, Sun Solunet.

Diluted earnings (loss) per share is computed using the weighted average number of common shares outstanding plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares. Convertible Series A Preferred Stock, warrants and options outstanding to purchase an aggregate of 203.5 million, 27.2 million and 33.5 million shares of common stock have been excluded from the diluted share calculations for 2006, 2005 and 2004, respectively, as they were antidilutive as a result of the net losses incurred for those periods. Accordingly, basic shares equal diluted shares for all periods presented.

Share-Based Compensation

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (revised) (“SFAS 123R”), “Share-Based Payment,” which provides guidance on share-based payment transactions and requires fair value accounting for all share-based compensation. SFAS 123R requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

On January 1, 2006, the Company adopted the provisions of SFAS 123R using the modified prospective method, which requires that compensation expense be recorded for all unvested stock options and restricted stock over the remaining award service period. See further discussion and disclosures in Note 5.

Recent Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140,” to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS 155 amends SFAS 133 to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. Prior to fair value measurement, however, interests in securitized financial assets must be evaluated to identify interests containing embedded derivatives requiring bifurcation. The amendments to SFAS 133 also clarify that interest-only and principal-only strips are not subject to the requirements of SFAS 133, and that concentrations of credit risk in the form of subordination are not embedded derivatives. Finally, SFAS 155 amends Statement of Financial Accounting Standards No. 140, “Accounting for the Impairment or Disposal of Long-lived Assets,” to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this accounting pronouncement did not have a material impact on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation gives guidance regarding the recognition of a tax position based on a “more likely than not” recognition threshold; that is, evaluating whether the position is more likely than not of being sustained upon examination by the appropriate taxing authorities, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We believe that the adoption of this pronouncement will not have a material impact on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006, with early application for the first interim period ending after November 15, 2006. The adoption of this accounting pronouncement did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company will be required to adopt SFAS 157 effective for the fiscal year beginning January 1, 2008. Management is currently evaluating the potential impact of adopting SFAS 157 on the Company’s financial statements.

In June 2006, the FASB ratified EITF Issue No. 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing activity between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 also concluded that the presentation of taxes within its scope on either a gross (included in revenues and costs) or net (excluded from revenues) basis is an accounting policy decision subject to appropriate disclosure. The Company currently presents all taxes on a net basis and has elected not to change its presentation method. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006, with earlier application permitted.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on its consolidated financial statements.

NOTE 4 - PRIVATE PLACEMENT

On March 2, 2006, April 18, 2006 and May 4, 2006 (the “Closing Dates”), the Company completed three closings of a private placement transaction exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”) pursuant to Section 4(2) of the 1933 Act and Regulation D promulgated thereunder (the “Private Placement”), dated and effective as of February 28, 2006, April 18, 2006 and May 4, 2006, respectively, with third-party investors, Company executive management (collectively, the “Purchasers”) and Sun Solunet, its majority shareholder. In consideration for net proceeds of approximately $12.3 million, comprised of $4.3 million of cash, net of placement agent and legal fees of approximately $784,000, and the conversion of $8.0 million of $14.0 million in debt owed by the Company under its credit facility with Sun Solunet (the “Sun Loan”), as assignee of Harris, the Company issued a total of 277.6 units (“Units”), each Unit consisting of:

(a)
one share of the Company’s newly designated convertible series A preferred stock, no par value per share (“Series A Preferred Stock”) initially convertible into 333,333 shares of the Company’s common stock at an exercise price of $0.15 per share, no par value per share;

(b)	a warrant to purchase 166,667 shares of common stock exercisable for five years from the Closing Date at an initial exercise price of $0.30 per share (the “A Warrants”);

(c)
a warrant to purchase 166,667 shares of common stock exercisable for five years from the Closing Date at an initial exercise price of $0.50 per share (the “B Warrants”) (together with the warrants described in clause (b) above, the “Warrants”).

The Company used the cash proceeds from the Private Placement for general working capital needs and funding its operating loss for 2006.

In connection with the Units issued by the Company on the Closing Dates in the Private Placement, and as part of the consideration paid by the Company to the placement agent, the Company issued to the placement agent a warrant to purchase approximately 1,685,000 shares of its common stock at an exercise price of $0.15 per share, on substantially the same terms as the Warrants.

Also on March 2, 2006, the Company paid down approximately $1.0 million of the outstanding debt owed under the Sun Loan, resulting in total outstanding debt owed by the Company under the Sun Loan of $5.0 million plus accrued interest of $296,000 from November 23, 2005, the inception of the Sun Loan. As a result thereof, on March 2, 2006, the Company and Sun Capital II, an affiliate of Sun Solunet, entered into a termination letter (the “Credit Support Termination Agreement”) to the letter agreement, dated as of March 31, 2003, as amended on November 23, 2005, by and between Sun Capital II and the Company, acknowledged and agreed to by Sun Solunet (the “Credit Support Agreement”). The Credit Support Termination Agreement included the following provisions, among others:

(a)
The Company and Sun Solunet agreed to decrease the Company’s borrowing availability under the Sun Loan from $14.0 million to $5.0 million and to modify the Sun Loan from a revolving line of credit to a three-year term loan without a demand note stipulation (the “Sun Term Loan”), which will be due in March 2009.

(b)	The parties agreed that Sun Solunet and Sun Capital II have no additional lending obligation to the Company.

(c)	The parties terminated the Credit Support Agreement and the obligations of all parties, including the requirement of the Company to issue additional debt guaranty warrants to Sun Solunet.

On April 19, 2006, the Company and Sun Solunet executed an amendment to the Sun Loan agreement, which formalized the agreement with respect to the Sun Loan that had been previously made in the Credit Support Termination Agreement on March 2, 2006.

Pursuant to the Private Placement, Sun Solunet agreed in a letter to third-party investors to the following:

•
To cause each of the directors of the Company who is employed by or who is an officer of Sun Solunet (the “Sun Directors”) to, as soon as reasonably practicable after the Company files its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, take steps reasonably necessary to call a shareholder meeting to vote on the measures described below;

•
To vote all of its shares of the Company’s common stock, no par value, entitled to vote at the shareholder meeting in favor of a reverse stock split of the Company’s common stock on whatever basis is determined by the board of directors of the Company and an increase in the Company’s authorized capital in an amount determined by the board of directors, to increase the authorized capital of the Company in an amount sufficient to provide for the issuance of all of the shares of the Company’s common stock that is issuable upon exercise of the Warrants and conversion of the Series A Preferred Stock;

•
To cause the Sun Directors to take steps reasonably necessary to cause certain governance changes to the Company, including but not limited to (i) reducing the size of the board of directors of the Company to a number equal to or less than 9 directors; (ii) increasing the size of the Audit Committee to include at least three members that must all be independent (but permitting an additional member that is not independent); (iii) to require that future decisions relating to the compensation of the executive officers of the Company be recommended to the board of directors for determination by either a majority of the independent directors of the Company, or a compensation committee comprised solely of independent directors.

Sun Solunet’s obligations under the letter terminate on the earliest to occur of (a) a written agreement of at least 66% of Purchasers other than Sun Solunet, (b) the five year anniversary of the letter, (c) the date on which the Purchasers other than Sun Solunet collectively own less than 25% of the securities they purchased on the Closing Date and (d) the date on which the Sun Directors no longer constitute a majority of the directors of the Company.

At our annual meeting of shareholders held on July 28, 2006 (the “Annual Meeting”) our shareholders voted and approved the following proposals:

•
An increase in the authorized capital of the Company from 200,000,000 to 400,000,000 shares. An amendment to our Articles of Incorporation implementing this increase was filed and became effective on July 31, 2006.

•
A reverse stock split of the outstanding common stock within the range of 1 for 10 shares and 1 for 25 shares, to be determined by the board of directors. As of the date of this filing, the board of directors has not authorized a reverse stock split.

Preferred Stock

Also in connection with the Private Placement, the Company designated 400 shares of previously undesignated authorized preferred stock as a new series of Series A Preferred Stock. On March 2, 2006, the Company filed Articles of Amendment that included the Designation of Series A Preferred Stock (the “Certificate”) with the Secretary of State of the State of Colorado. Upon filing, the Certificate became a part of the Company’s Articles of Incorporation, as amended. The Certificate sets forth the voting powers, designation, conversion rights, preferences, limitations, restrictions and relative rights of the Series A Preferred Stock and the holders thereof.

The Series A Preferred Stock has limited voting rights, including those required by Colorado law and in circumstances in which the Company proposes to: (a) alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Stock; (b) authorize, create or issue any class or series of capital stock (or securities convertible into or exchangeable for such capital stock) ranking senior to or pari passu with the Series A Preferred Stock; (c) pay dividends on capital stock ranking junior to the Series A Preferred Stock to the extent that all accrued but unpaid dividends have not been paid or are not contemporaneously paid to the holders of the Series A Preferred Stock; (d) take other actions, including but not limited to amending the Company’s charter documents that would adversely affect the holders of the Series A Preferred Stock; or (e) reclassify shares of the Company’s capital stock that is junior to the Series A Preferred Stock that would adversely affect the holders of Series A Preferred Stock or that would rank senior to or pari passu with the Series A Preferred Stock.

The Series A Preferred Stock is perpetual and carries a 3% cumulative dividend, payable in shares of the Company’s common stock based on the market price of the Company’s common stock calculated as set forth in the Certificate. Dividends are required to be declared and authorized by the Company’s board of directors on each July 31 and January 31 anniversary, beginning on July 31, 2006. As of July 31, 2006, the Company declared a common stock dividend payable in 704,799 shares of the Company’s common stock. For the year ended December 31, 2006, the Company recorded common stock dividends in the amount of approximately $340,000, which included the 704,799 shares declared on July 31, 2006 and an additional amount for the period from August 1 to December 31, 2006. As of January 31, 2007, the Company had accumulated and declared, but not issued, an additional 1.2 million shares related to this dividend.

The Series A Preferred Stock does not have a mandatory redemption feature, and because there is no redemption feature that is not solely within the Company’s control, in accordance with EITF Topic D-98, we determined that the Series A Preferred Stock was more akin to equity than debt. However, based on the beneficial conversion feature, as described below, and in accordance with EITF 00-27, we determined that the Series A Preferred Stock should be classified as temporary equity because, at the time of its issuance, the Company did not have sufficient authorized shares of its common stock, and therefore the Series A Preferred Stock did not meet all of the requirements for equity classification under EITF 00-19. Based on the increase of our authorized shares at our Annual Meeting on July 28, 2006, we concluded that the criteria for equity classification of the Series A Preferred Stock as stipulated in EITF 00-19 (sufficient authorized shares in order to net-share or physically settle all issued and outstanding convertible preferred stock, warrants and other commitments) was met as of that date. Accordingly, effective July 28, 2006, the Series A Preferred Stock was reclassified from temporary to permanent equity.

Beneficial Conversion Feature

Each share of the Series A Preferred Stock is initially convertible into 333,333 shares of the Company’s common stock, and the conversion ratio with respect to the securities issued in the Private Placement is based on a common stock price of $0.15 per share, which was less than the closing common stock price on each of the Closing Dates. We considered this conversion feature to be a potential “embedded” derivative and the preferred stock to be a “host contract” as defined in SFAS 133, but concluded that the economic characteristics and risks of the conversion feature are clearly and closely related to the economic characteristics and risks of the Series A Preferred Stock, and that the conversion feature should not be separated from the Series A Preferred Stock (host contract) and should not be accounted for as a derivative instrument pursuant to SFAS 133. We accounted for the conversion feature in accordance with EITF 98-5, “Accounting for Convertible Securities With Beneficial Conversion Features or Contingently Adjustable Conversion Features” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.”

For the March 2, 2006 closing of the Private Placement (the “March Closing”), we calculated the conversion feature in the amount of approximately $10.0 million, but under EITF 00-27, this amount was limited to the net proceeds of the March Closing allocated to the Series A Preferred Stock of $4.5 million as calculated below. Accordingly, we recorded the conversion feature as a deemed dividend to preferred stockholders in the amount of $4.5 million.

Similarly, for the April and May closings of the Private Placement (the “April and May Closings”), we calculated the conversion feature in the amount of approximately $3.1 million, but under EITF 00-27, this amount was limited to the net cash proceeds of the April and May Closings allocated to the Series A Preferred Stock of $-0- as calculated below. Because we did not allocate any of the net cash proceeds to the Series A Preferred Stock, we did not record a deemed dividend to preferred stockholders in the second quarter of 2006.

Warrants

The Warrants issued in the Private Placement (which include Warrants issued to Sun Solunet, LLC, outside investors, management and the placement agent) require physical settlement or net-share settlement. We evaluated the Warrants as a potential derivative under the criteria in paragraph 11(a) of SFAS 133, which require that a contract (Warrants) issued by a reporting entity be accounted for as a derivative unless it is both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. We concluded that the Warrants were indexed to the Company’s own stock, but should not be classified in stockholders’ equity because they do not comply with all of the requirements as stipulated in EITF 00-19. Accordingly, we determined that the Warrants should be classified as a liability and accounted for as a derivative financial instrument at estimated fair value in accordance with SFAS 133, and this derivative liability was revalued at fair value at each reporting period until it was reclassified to equity on July 28, 2006.

As of the March Closing, we recorded the Warrants issued in the March Closing at an initial fair value of approximately $6.0 million. The balance of the net proceeds of $4.5 million ($10.5 million total net proceeds raised in the March Closing less the $6.0 million fair value of the Warrants issued in the March Closing) was allocated to the Series A Preferred Stock.

As of the April and May Closings, we recorded the Warrants at an initial fair value of approximately $2.6 million. Because the estimated fair value of the Warrants exceeded the net cash proceeds of $1.7 million raised in the April and May Closings, we recorded a charge in the statement of operations of $924,000 for the difference between the estimated fair value of the Warrants and the net cash proceeds raised. As a result, no value was allocated to the Series A Preferred Stock.

Based on the increase of our authorized shares at our Annual Meeting on July 28, 2006, we concluded that one of the criteria for equity classification of the Warrants as stipulated in EITF 00-19 (sufficient authorized shares in order to net-share or physically settle all issued and outstanding Warrants and other commitments) was met as of that date. In addition, we further considered another requirement for equity classification of the Warrants under EITF 00-19 regarding liquidated damages related to the registration rights agreement associated with the Warrants. We considered EITF 05-4, from which we adopted “View C” of the three alternative views with regard to the registration rights agreement, which stipulates that, “the registration rights agreement and the warrant agreement are separate agreements and the liquidated damages penalty under the registration rights agreement [does] not affect the Issue 00-19 analysis,” (EITF Agenda Committee Meeting (Potential New Issues), dated February 1, 2005). The Financial Accounting Standards Board (“FASB”) further confirmed this position in its proposed FASB Staff Position (“FSP”) EITF 00-19-b in October 2006, which stipulates that registration rights agreements “should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies.” Since we accounted for the registration rights agreement separately from the Warrants, we determined that the Warrants met all of the requirements for equity classification under EITF 00-19 as of July 28, 2006.

Accordingly, effective July 28, 2006, we concluded that the Warrants should be reclassified from a derivative financial instrument liability to “Warrants and options” under stockholders’ equity. We revalued the Warrants as of this date and classified the Warrants to stockholders’ equity.

The estimated fair value of the Warrants issued in the Private Placement at inception (the Closing Dates) through July 28, 2006 is as follows (in thousands):

	Warrants issued to Sun Solunet and management - related parties	Warrants issued to outside investors	Total

Issuance of Warrants in March, April and May Closings	$4,465	$4,191	$8,656
Change in estimated fair value of Warrants	1,191	(817)	374
July 28, 2006	$5,656	$3,374	$9,030

The net change in estimated fair value for 2006 is included as a charge in the statement of operations and totaled $374,000.

We estimated the fair value of the Warrants issued in the Private Placement using the Black-Scholes option pricing model with the following assumptions:

	Closing Dates	March 31, 2006	June 30, 2006	July 28, 2006

Expected dividend yield	0%	0%	0%	0%
Expected volatility	62 - 64.8%	62%	64.8%	63.7%
Contractual term	5 years	4.91 years	4.66 - 4.83 years	4.5 - 4.75 years
Risk-free interest rate	4.66 - 5.00%	4.78%	5.18%	4.98%

We estimated volatility primarily based on historical volatility rates for the years 2001 through September 2006. The Warrants have a transferability provision and based on guidance provided in the SEC’s Staff Accounting Bulletin No. 107 (“SAB 107”), for options issued with such a provision, we used the full, five-year contractual term as the expected term of the Warrants. For the risk-free interest rate, we used the five year U.S. Treasury zero coupon rate as of the measurement dates.

Registration Rights Agreement

As part of the Private Placement, the Company executed a registration rights agreement (the “Registration Rights Agreement”) Under the terms of the Registration Rights Agreement, the Series A Preferred Stock and the Warrants carry registration rights that required the Company to remunerate liquidated damages (2% per month in the form of cash) to the investors in the event of failing to register the shares of common stock that the Company is required to issue upon conversion of the Series A Preferred Stock, upon exercise of the Warrants and as common stock dividends, payable on the Series A Preferred Stock, within 150 days of the Closing Dates (with respect to the shares of Series A Preferred Stock and Warrants issued on such date) and, with certain exceptions, to maintain said registration of the shares of the Company’s common stock underlying the Series A Preferred Stock and Warrants for so long as those securities remain outstanding The first of these dates was August 1, 2006. The liquidated damages were payable on each monthly anniversary until the registration statement was declared effective by the SEC. In addition, interest accrued on the liquidated damages at a rate of 12% per annum, if the payments were not made within seven days after the date payable.

On November 22, 2006, the Company entered into agreements (the “Settlement Agreement”) with substantially all of the Purchasers in the Private Placement, which set forth the amount of liquidated damages and interest related thereto due to said Purchasers. Under the terms of the Settlement Agreement, the Company was obligated to pay liquidated damages and interest accrued through November 15, 2006 (the “Liquidated Damages”), and had no further obligation to any of such Purchasers for liquidated damages beyond this date. Additionally, and as part of the Settlement Agreement, the Company and the Purchasers agreed to reprice the B Warrants from an exercise price of $0.50 per share to $0.20 per share. The exercise price of the A Warrants remained at $0.30 per share. This modification resulted in a non-cash charge in the amount of $2,314,000 in the third fiscal quarter of 2006 to reflect the agreement to reprice the B Warrants as of November 15, 2006. The Warrants were valued as of November 15, 2006 using the Black Scholes option pricing model with the following assumptions: estimated volatility of 63.7%; risk free interest rate of 4.6%; the remaining contractual life of 4.3 years and no dividends. These settlements of Liquidated Damages and the modification of the Warrants were in satisfaction of all amounts due under the Registration Rights Agreement and therefore, under SFAS No. 5, the Company accrued $3.4 million ($1.1 million of Liquidated Damages and $2.3 million related to the agreement to reprice the B Warrants) during the third fiscal quarter of 2006.

On December 8, 2006, the Company issued an unsecured promissory note (the “Promissory Note”) to each of the Purchasers that were a party to the Settlement Agreement for payment of the Liquidated Damages. Terms of each Promissory Note were: (1) payment in cash, or, at the option of the Purchaser, in shares of the Company’s common stock (the terms of any issuance of common stock to be mutually agreed upon by the Company and the Purchaser); (2) payment due 15 months from the date of issuance of the Promissory Note; and (3) interest payable at the due date at 12% per annum.

NOTE 5 - STOCK OPTIONS AND STOCK PURCHASE WARRANTS

Stock Option Plans

The Company has in effect three Stock Option Plans, the “2000 Stock Option Plan,” the “2001 Stock Option Plan” and the “2003 Stock Option Plan.”

On March 1, 2000, shareholders of the Company approved the 2000 Stock Option Plan. The total number of shares of common stock reserved for options issuable under this plan may not exceed 1,500,000 shares. On September 20, 2001, the Company adopted the 2001 Stock Option Plan. At December 31, 2006, the total number of shares of common stock reserved for options issuable under this plan was 5,000,000. Options granted under these plans vest generally over three to ten years. The exercise price of options granted under both plans is required to be not less than 80% of the fair market value per share on the date of option grant. Substantially all options granted to date under both plans have had an exercise price equal to, or in excess of, fair market value at the date of grant.

The 2003 Stock Option Plan was adopted on December 18, 2003. At December 31, 2006, the total number of shares of common stock subject to options that may be granted under the 2003 Plan may not exceed 25,000,000 shares, and all options must be granted at an exercise price equal to fair market value at the date of grant, vest generally over four years and have a contractual life of ten years.

We recognize compensation costs for these awards on a straight-line basis over the service period.

The Company’s policy is to issue new shares upon the exercise of stock options.

On May 3, 2006, the compensation committee of the board of directors approved the grant of 4,740,000 stock options to certain of the Company’s officers and employees with an exercise price of $0.35 per share and an expiration date of 10 years from the date of grant under the 2003 Stock Option Plan, vesting 25% per year over four years.

For the year ended December 31, 2006, the Company recorded $375,000 of share-based compensation expense. No tax benefits were recognized for this expense due to our recurring losses, and there were no options exercised during 2006. The expense recorded during the year related to the compensation expense for stock options granted during 2006 and for unvested stock options granted in prior years as calculated under the provisions of Statement of Financial Accounting Standard No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation.” In accordance with SFAS 123R, we accounted for options granted in prior years using the fair value pricing model used at the grant date to calculate the pro-forma compensation expense required for disclosure under SFAS 123, adjusted to include a provision for estimated forfeitures. During 2006, we estimated forfeitures at 20% annually, based on historical trends related to employee turnover and the market price of the Company’s common stock. At December 31, 2006, we adjusted the share-based compensation expense for actual forfeitures that occurred as of that date. As our policy for 2007, we will continue to record expense based on estimated forfeitures, but will adjust for actual forfeitures at the end of the vesting period for each tranche of options. The Company considers revisions to its assumptions in estimating forfeitures on an ongoing basis.

For the options granted in 2006, we estimated the expected term of the options using the “simplified method” as discussed in SAB 107, that is, the arithmetic mean of the weighted vesting period and contractual life, or 6.25 years. We used the Black-Scholes option pricing model, as we believe this model best reflects the Company’s historical option exercise patterns, with the following weighted average assumptions:

	Years ended December 31,
	2006	2005	2004

Expected dividend yield	0%	0%	0%
Expected volatility	64.8%	64%	68%
Expected term	6.25 years	5 years	5 years
Risk-free interest rate	5.01%	4.00%	3.95%

The weighted average grant date fair value of options granted was $0.23, $0.16 and $0.24 per share for the years ended December 31, 2006, 2005 and 2004, respectively.

The following table summarizes option activity for our three stock option plans during the three years ended December 31, 2006, 2005 and 2004, respectively (in thousands, except per share data):

	# of Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2004	$13,908	$0.69
Granted	3,010	0.40
Exercised	—	—
Forfeited or expired	(2,924)	0.80
Outstanding at December 31, 2004	13,994	0.61	6.9 years	$7

Granted	1,535	0.29
Exercised	—	—
Forfeited or expired	(4,398)	0.73
Outstanding at December 31, 2005	11,131	0.51	7.1 years	$—

Granted	4,740	0.35
Exercised	—	—
Forfeited or expired	(3,309)	0.46
Outstanding at December 31, 2006	12,562	$0.46	7.7 years	$—

Vested and exercisable at December 31, 2004	6,928	0.79	4.9 years	$7

Vested and exercisable at December 31, 2005	6,117	0.60	5.9 years	$—

Vested and exercisable at December 31, 2006	5,502	$0.57	6.5 years	$—

The total fair value of options vested during the years ended December 31, 2006, 2005 and 2004 was approximately $365,000, $431,000 and $609,000, respectively. The total compensation cost related to nonvested options not yet recognized at December 31, 2006 was $1.3 million and the weighted-average period over which this expense is expected to be recognized is approximately 3.3 years.

Prior to the adoption of SFAS 123R, as permitted under SFAS 123, the Company accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Accordingly, no compensation expense was recognized in connection with the grant of stock options to employees and directors prior to the adoption of SFAS 123R on January 1, 2006, as all options granted had an exercise price equal to the market value of the underlying stock at the date of grant. Under the modified prospective method, the Company did not restate its operating results related to share-based compensation expense for the years ended December 31, 2005 or 2004, but continues to disclose the pro forma effect for those periods as if the Company had applied the fair value recognition provisions of SFAS 123.

	Year Ended December 31,
	2005	2004
(In thousands, except for per share data)
Net loss, as reported	$(15,803)	$(6,750)
Deduct, total stock-based compensation expense determined under fair-value based method, net of related tax effects	(246)	(889)

Pro forma net loss	$(16,049)	$(7,639)
Basic and diluted net loss per share:
As reported	$(0.15)	$(0.08)
Pro forma	$(0.15)	$(0.09)

Stock Purchase Warrants

As part of the Private Placement, the Company issued to the Purchasers approximately 92.5 million stock purchase warrants exercisable into shares of the Company’s common stock at exercise prices of $0.30 (“A Warrants”) and $0.50 (“B Warrants”). The B warrants were repriced from $0.50 to $0.20 per share effective November 23, 2006. Approximately 46.25 million warrants each are exercisable at $0.20 and $0.30, respectively. Additionally, as part of the Private Placement, the Company issued approximately 1.7 million placement agent warrants, exercisable at $0.15 per share.

During 2004 and 2005, the Company issued stock purchase warrants (“Debt Guaranty” warrants) to Sun Solunet, its majority shareholder, in consideration for the guaranty provided by Sun Capital II on its Harris credit facility. The Debt Guaranty warrants were immediately exercisable upon issuance at an exercise price of $0.001 per share. See further discussion in Note 10.

On April 1, 2003, as part of the SANZ and Solunet Storage business combination, the Company issued to Sun Solunet a warrant (“Schedule A warrants”) to purchase a maximum of 19,976,737 shares of common stock at various prices ranging from $0.29 to $10.82, and over various terms. The number of Schedule A warrants was based on a percentage of SANZ’ outstanding warrants and options at the date of the business combination. The exercise of the Schedule A warrants is contingent upon the prior exercise of 2,958,951 warrants and/or options issued to previous holders, and, therefore, it is not determinable which Schedule A warrants will become exercisable, if any. Correspondingly, it is not known which Schedule A warrants will expire because it is not determinable which corresponding warrants and/or options of those previously outstanding will comprise the first 2,958,951 exercised. Based on these contingent exercise provisions, the stated weighted-average exercise prices in the table below denoted by the * are pro forma amounts with regards to the Schedule A warrants, and have been calculated without consideration that certain of these warrants will not become exercisable.

The following table summarizes warrant activity for the three years ended December 31, 2006, 2005 and 2004, respectively (in thousands, except per share data):

	Number of Shares Underlying Warrants	Weighted Average Exercise Price

Outstanding at December 31, 2003	27,174	$0.91*

Granted	7,716	—
Forfeited	(7,696)	1.31

Outstanding at December 31, 2004	27,194	$0.47*

Granted	12,351	—
Forfeited	(3,440)	2.00

Outstanding at December 31, 2005	36,105	$0.28*

Granted	94,219	0.25
Forfeited	(11,860)	0.70

Outstanding at December 31, 2006	118,464	0.21

Exercisable at December 31, 2004	13,827	$0.29*

Exercisable at December 31, 2005	26,025	$0.14*

Exercisable at December 31, 2006	116,369	$0.21*

NOTE 6 - DEBT

Wells Fargo Line of Credit

The Company has a revolving credit line with Wells Fargo to borrow up to $12.0 million, which is secured by substantially all assets of SANZ Inc. and Solunet Storage, Inc. (“SANZ Inc. et al” or the “Borrowers”), wholly-owned subsidiaries or indirect subsidiaries of the Company. The funds available under the credit facility are limited to 85% of the amount of eligible accounts receivable, which consist of substantially all accounts receivable, subject to exclusions for invoices aged over 90 days, otherwise-current receivables from customers with material amounts outstanding over 90 days and subject to a percentage limit of accounts receivable from a single customer. Borrowings against receivables owed directly by Federal government end-users are further limited to 80% of the eligible accounts receivable up to $500,000 in the aggregate unless we have obtained an “assignment of claim” executed by the government agency. Receivables from commercial entities acting as prime contractors for Federal government end-users are not subject to this sub-limit. Borrowings against receivables on maintenance services and maintenance contract fees are limited to 35% of the eligible accounts receivable up to $1,000,000 in the aggregate.

As of December 31, 2006, based on our eligible collateral at that date, we had $11.2 million available for borrowing on the Wells Fargo credit facility, of which $6.2 million was drawn and $5.0 million remained available. Wells Fargo may declare the loan in default if the Company does not meet certain financial performance measures. At December 31, 2006, the Company was in compliance with all covenants as set for 2006. As of December 31, 2006, this credit facility bore interest at the rate of prime plus 5.0% or 13.25%.

On April 2, 2007, the Company and Wells Fargo executed an amendment to this credit facility agreement. This amendment extended the credit facility through May 2010 and set financial covenants for 2007, which are effective beginning March 31, 2007. Borrowings under this facility bear interest at prime plus 3.0%. Financial covenants for 2007 are as follows: (1) minimum net income (loss) on a year to date basis, calculated quarterly; (2) minimum net worth plus “subordinated debt” (measured in the aggregate, with amounts loaned to SANZ Inc. et al from SANZ being defined as subordinated debt), calculated on a monthly basis; (3) minimum availability, calculated monthly; (4) capital expenditure limit, calculated on an annual basis; and (5) a minimum cash infusion from SANZ or an outside source if SANZ Inc. et al generate a net loss in a given quarter and have generated a net loss on a year to date basis at that time, in an amount equal to the lesser of the quarterly net loss or the year to date net loss. On April 13, 2007, we obtained a waiver of default from Wells Fargo waiving the event of default that would have resulted under the facility as a result of the “going concern” qualification on our independent registered public accounting firm’s report on our financial statements for the fiscal year ended December 31, 2006.

Each Borrower maintains a separate borrowing base; however, total borrowings under the facility are limited to $12 million. Additionally, each Borrower is required to guaranty the other’s debt. Cash transfers from SANZ Inc. to Solunet Storage are limited to the funding of Solunet Storage’s operating expenses and to a minimum availability on the date of any such transfer.

This revolving credit facility requires a lock-box arrangement, which provides for all receipts to be swept daily to reduce borrowings outstanding under the revolving credit facility. This arrangement, combined with the existence of a subjective acceleration clause in the revolving credit facility, requires the classification of outstanding borrowings under the revolving credit facility as a current liability in accordance with EITF Issue 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement.”

Sun Loan and Sun Term Loan

On November 23, 2005, Harris assigned its credit facility (the “Harris 2004-2005 Facility”) with the Company to Sun Solunet, the Company’s majority shareholder. At this date, Sun Solunet purchased the outstanding principal balance of $11,999,965 plus accrued interest in the amount of $138,038, and the Company became obligated to Sun Solunet (said principal and accrued interest referred to as the “Sun Loan”). At December 31, 2005, the Company had $13.1 million outstanding and due to Sun Solunet on the Sun Loan.

On February 6, 2006, the Sun Loan was amended in order to increase the borrowing availability from $13.0 million to $14.0 million. In addition to increasing the Company’s borrowing availability, this amendment changed the maturity date to December 31, 2006 and permitted accrual of interest to the principal amount of the loan until maturity.

Effective March 2, 2006, as part of the March 2006 closing of the Private Placement, Sun Solunet converted $8.0 million of the Sun Loan to the Company into Units as described in Note 4, and the Company paid down $1.0 million of the Sun Loan. On April 19, 2006, the Company and Sun Solunet executed an amendment to the Sun Loan agreement, which reduced the loan balance from $13.0 million to $5.0 million and modified the loan from a revolving line of credit to a term loan (the “Sun Term Loan”) maturing on March 2, 2009. The parties agreed that Sun Solunet had no additional lending obligation to the Company under the credit facility. Also as part of the new agreement, the Company was no longer obligated to issue debt guaranty warrants to Sun Solunet. See discussion of debt guaranty warrants in Note 10. This amendment formalized the agreement with respect to the Sun Loan that had been previously made in the Credit Support Termination Agreement on March 2, 2006. The Sun Term Loan bears interest at prime plus 1.0% (9.25% at December 31, 2006) and all interest accrues and is payable on the maturity date. As of December 31, 2006, the Company had $5.0 million in principal and $680,000 of accrued interest due on the Sun Term Loan.

Harris 2006 Facility

On October 27, 2006, the Company entered into the Harris 2006 Facility, which allowed for borrowings up to $1.5 million. Borrowings under the Harris 2006 Facility bear interest at prime (8.25% as of December 31, 2006) and are payable upon demand by Harris. The purpose of obtaining this facility was to provide additional working capital to the Company and its subsidiaries. This credit facility is unsecured, is not limited by availability under a borrowing base, and does not require the maintenance of specified financial covenants. As a condition precedent to obtaining the Harris 2006 Facility, Sun Capital II, an affiliate of Sun Solunet, entered into an ongoing guaranty of the debt incurred by the Company under this facility. Additionally, Sun Capital II agreed that, upon the written request of SANZ, it would provide SANZ with sufficient funds to repay the debt outstanding under the credit facility in the event that Harris required repayment of such debt or, at Sun Capital II’s election, pay the outstanding debt directly to Harris; provided that in no event would Sun Capital II’s obligation exceed the amount of Sun Capital II’s guaranty. This guaranty expires on December 31, 2007. As of December 31, 2006, the Company had principal borrowings outstanding under the Harris 2006 Facility of $1.5 million.

On March 13 and March 23, 2007 the Company increased its borrowing availability with Harris through amendments to the Harris 2006 Facility in the amounts of $1.5 million and $1.5 million, respectively. The $3 million of available borrowings under these amendments was for additional working capital, and was secured by cash collateral posted by Sun Capital II. Total borrowings allowed under the Harris 2006 Facility, as amended, were $4.5 million, all of which were outstanding as of March 31, 2007.

Investor Promissory Notes

On December 8, 2006, the Company issued an unsecured promissory note (the “Promissory Note”) to each of the Purchasers (collectively, the “Investor promissory notes”) in the Private Placement that were a party to the Settlement Agreement for payment of the Liquidated Damages. Terms of each Promissory Note were: (1) payment in cash, or, at the option of the Purchaser, in shares of the Company’s common stock (the terms of any issuance of common stock to be mutually agreed upon by the Company and the Purchaser); (2) payment due 15 months from the date of issuance of the Promissory Note; and (3) interest payable at the due date at 12% per annum. At December 31, 2006, the Company had $1,134,000 outstanding and due under the Investor Promissory Notes.

Other Financing

In October 2005, SANZ Inc. executed a security agreement with Avnet, its largest supplier, granting a security interest in all of its assets. Pursuant to the security agreement, SANZ Inc.’s indebtedness with Avnet is secured, except for $1,000,000. The security agreement specifies events of default, including but not limited to any failure by SANZ Inc. to maintain total cash and customer receivables (less indebtedness of SANZ Inc. to Wells Fargo) in an amount that is at least equal to the amount of outstanding trade accounts payable to Avnet, less $2,000,000. The security interest granted to Avnet is subordinate to the security interest granted to Wells Fargo by SANZ Inc. in connection with the its principal borrowing facility with Wells Fargo and to evidence the subordination, Avnet and Wells Fargo entered into an intercreditor agreement. As of December 31, 2006 the Company was in compliance with all of the provisions of the security agreement with Avnet.

The Company purchases over half of its products from Avnet. If Avnet were to cease to sell to us on trade credit terms, the Company would need to accelerate payments to Avnet, creating additional demands on its cash resources, or the Company would need to find other sources for those goods. Management believes that other suppliers could provide these goods; however, a change in suppliers could cause delays in shipments and a possible loss of sales, which would affect operating results adversely.

The following summarizes our debt outstanding:

(In thousands)	December 31, 2006	December 31, 2005

Line of credit with Wells Fargo	$6,203	$7,292
Line of credit with Harris	1,500	—
Sun Term Loan (including accrued interest of $680,000)	5,680	—
Sun Loan	—	13,109
Investor promissory notes	1,134	—
	$14,517	$20,401

For the years 2006 and 2005, the Company’s weighted average interest rate on short term borrowings was approximately 12.5% and 9.5%, respectively.

NOTE 7-INCOME TAXES

Total tax expense for 2006 and 2005 was $45,000 and $34,000, respectively, and represented state income taxes paid during those years, respectively.

In June 2004, the Company received a Federal income tax refund in the amount of $352,000. The refund was the result of the carryback of the net operating loss for 2002 for StorNet Inc., whose assets, including rights to tax refunds, we acquired in 2002 from the secured lender of StorNet Inc. in a foreclosure sale. This net operating loss carryback was allowed under a recent law change, which increased the carryback period from two to five years for net operating losses generated in 2001 and 2002. The Company filed the amended income tax return in February 2004; however, because the Company carried a deferred tax valuation allowance equal to 100% of total deferred tax assets, the Company did not record the benefit until the cash refund was received.

Total income tax (expense) benefit differs from the amount computed by applying the U.S. federal income tax rate of 34% to loss before income taxes as follows:

	Year ended December 31,
	2006	2005	2004
(In thousands)

Income tax benefit at federal statutory rate	$(11,190)	$(5,429)	$(2,407)
State income tax benefit, net of federal benefit	—	(48)	(75)
State income taxes paid	45	34	—
Federal income tax refund	—	—	(328)
Goodwill and trade name impairment charges	7,588	3,128	—
Warrant charge for debt guaranty		978	839
Non-cash charges related to issuance of equity securities to related parties and outside investors	1,228	—	—
Nondeductible items	18	22	19
Valuation allowance	2,356	1,349	1,624

	$45	$34	$(328)

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and their basis for financial reporting purposes, and for operating loss carryforwards. Temporary differences that give rise to deferred tax assets and liabilities are as follows:

	December 31,
	2006	2005
(In thousands)

Deferred tax assets:
Current:
Reserves and accrued expenses	$193	$247
Non-current
Net operating loss carryforwards	16,017	14,374
Notes payable to outside investors and related parties	390	—
Intangible assets	923	556
Other	—	11
Total deferred tax assets	17,523	15,188

Deferred tax liabilities	—	—
Property and equipment	(119)	(140)
Valuation allowance	(17,404)	(15,048)

Net deferred tax asset	$—	$—

The Company carries a deferred tax valuation allowance equal to 100% of total deferred assets. In recording this allowance, management has considered a number of factors, but chiefly, the Company’s recent history of sustained operating losses. Management has concluded that a valuation allowance is required for 100% of the total deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.

At December 31, 2006, the Company had net operating loss carryforwards available to offset future federal taxable income of approximately $45 million. Such carryforwards expire between 2009 and 2026. Under the Tax reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be limited in certain circumstances. Events that may cause changes in the Company’s tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. A portion of the Company’s operating loss carryforwards that can be utilized in any one taxable year for federal tax purposes is limited by the ownership change resulting from the SANZ and Solunet Storage business combination in 2003. Future ownership changes could further limit the utilization of the Company’s net operating loss carryforwards.

NOTE 8-COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and equipment under various non-cancelable operating leases. At December 31, 2006, the aggregate future minimum lease commitments were as follows (in thousands):

2007	$718
2008	547
2009	106
2010	—
2011	—
$1,371

Rent expense totaled $726,000, $488,000 and $977,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

Severance

As previously disclosed in our periodic reports, Mr. Jenkins resigned as our Chief Executive Officer, President and Chairman on March 12, 2007. In connection therewith, Mr. Jenkins and SANZ entered into a separation and general release agreement (the “Separation Agreement”) dated March 12, 2007 and effective on May 11, 2007 (the “Separation Date”). Pursuant to the Separation Agreement, Mr. Jenkins remains our employee (with the same base salary and benefits) until the Separation Date. Thereafter, subject to the satisfaction of certain conditions, Mr. Jenkins is entitled to 12 months of severance payments and benefits equal to his base salary and benefits that were in effect prior to his resignation. Our board of directors, including our compensation committee, also extended the vesting period of options to purchase 1,100,000 shares (275,000 options of which were unvested) of the Company’s common stock at an exercise price of $0.40 per share issued under our 2003 Stock Option Plan until the Separation Date. Our board, including our compensation committee, also extended the exercise period on these options as well as options to purchase 500,000 shares of the Company’s common stock at an exercise price of $0.29 per share granted under the Company’s 2001 Stock Option Plan held by Mr. Jenkins that have vested as of the Separation Date to May 11, 2008.

Litigation

The Company is periodically engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of its business, the outcome of which is not determinable at this time. In the opinion of management, any liability that might be incurred by the Company upon the resolution of these claims and lawsuits will not, in the aggregate, have a material adverse effect on the Company’s consolidated results of operations, cash flows or financial condition.

NOTE 9-DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code, covering all employees who have three months of service with the Company. The Plan allows participants to make voluntary pre-tax contributions of up to 100% of their pre-tax earnings, not to exceed the IRS annual limit. In addition, the Company, at its discretion, may partially match participant contributions. No employer matching contributions were made for the years ended December 31, 2006, 2005 and 2004.

NOTE 10-RELATED PARTY TRANSACTIONS

Management Fees

The Company pays $75,000 quarterly for management and consulting services to Sun Capital Partners Management LLC (“Sun Capital Management”), an affiliate of our majority shareholder, Sun Solunet. Sun Capital II, who is also an affiliate of Sun Solunet, provided a guaranty on the Company’s Harris credit facility under the Credit Support Agreement through November 23, 2005, the date on which Harris assigned the note to Sun Solunet. See further discussion below. While SANZ received material benefits from this guaranty, the Company paid no specified cash consideration for the guaranty. For 2006, 2005 and 2004, the Company allocated a portion of the management and consulting services fee paid to Sun Capital Management to interest expense, based on the financing-related benefits that it received under the Sun Capital II guaranty. The balance of the management and consulting services fee was recorded as general and administrative expense.

As of December 31, 2006 and 2005, the Company had $-0- due to Sun Capital Management for management fees and related expenses. For the years ended December 31, 2006, 2005 and 2004, the Company paid $354,000, $318,000 and $323,000, respectively, to Sun Capital Management for management fees and related expenses.

Debt Guaranty Warrants

During 2004 and 2005 and in accordance with the Credit Support Agreement, the Company was obligated to issue Debt Guaranty warrants to Sun Solunet to the extent that the Company’s guaranteed debt on the Harris 2004-2005 Facility exceeded $3.0 million under the terms and stated formulas as stipulated below. Debt Guaranty warrants were issuable at six-month intervals beginning on November 16, 2004. The Debt Guaranty warrant issued for this date was issued on March 23, 2005. Warrants issued for November 16, 2004 and May 16 and November 16, 2005 were calculated in accordance with formula below. Under the Sun Loan agreement, effected November 23, 2005, the Credit Support Agreement remained effective and the Company was obligated to issue Debt Guaranty warrants under its terms and stated formulas (on May 16 and November 16 intervals for debt in excess of $3.0 million) as stipulated below. The Debt Guaranty warrants were exercisable immediately upon issuance at an exercise price of $0.001 per share. Based on the number of shares issued pursuant to the Debt Guaranty warrants, the Company recorded charges calculated as the number of shares issued under the warrant multiplied by the closing market price of SANZ’ common stock on the date of issuance.

Debt Guaranty Warrants = (Guaranteed Debt - $3,000,000) x fixed number of shares at particular date
$2,000,000

The fixed number of shares used in the calculation of Debt Guaranty warrants for a particular date are listed in the table below.

Date	Number of Shares

November 16, 2004	3,086,218
May 16, 2005	641,292
November 16, 2005	1,307,898

On March 23, 2005, and as consideration of an additional $2.0 million guaranty by Sun Capital II on the Harris 2004-2005 Facility (which was increased by $2.0 million on February 16, 2005), the Company issued a Debt Guaranty warrant to Sun Solunet to purchase 3,086,218 shares of common stock. These Debt Guaranty warrants were exercisable immediately upon issuance at an exercise price of $0.001 per share. The Company and Sun Solunet agreed that the number of shares exercisable under this warrant would be calculated pursuant to the same formula above, and as if the additional $2.0 million debt guaranty was in place as of November 16, 2004.

On June 27, 2005 and in consideration of an additional $1.5 million guaranty by Sun Capital II on the Harris 2004-2005 Facility (which was increased by $1.5 million on June 3, 2005), the Company issued a Debt Guaranty warrant to Sun Solunet to purchase 480,969 shares of our common stock. These Debt Guaranty warrants were immediately exercisable upon issuance with an exercise price of $0.001 per share. The Company and Sun Solunet agreed that the number of shares exercisable under this warrant would be calculated pursuant to the same formula above, and as if the additional $1.5 million guaranty was in place as of May 16, 2005.

Sun Loan and Sun Term Loan

As of December 31, 2006, the Company had $5.7 million, including $680,000 of accrued interest, outstanding on the Sun Term Loan. As of December 31, 2005, the Company had $13.1 million, including accrued interest, outstanding on the Sun Loan, which Sun Solunet had purchased from Harris on November 23, 2005.

Private Placement

As discussed in Note 4, on March 2, 2006 the Company completed the Private Placement, which included Sun Solunet converting $8.0 million of the Sun Loan to 176.5 Units. The Sun Solunet debt conversion was at the same price, net of placement agent fees that third-party investors and Company executive management had purchased for cash shares of the Series A Preferred Stock, and was approved by the Company’s Independent Committee of the Board of Directors. Additionally, on the Closing Date, the Company paid down $1.0 million of the remaining outstanding balance, resulting in total outstanding debt owed by the Company under the Sun Loan of $5.0 million plus accrued interest of $296,000 from November 23, 2005, the inception of the Sun Loan. As a result thereof, on the Closing Date, the Company and Sun Capital II entered into the Credit Support Termination Agreement to the Credit Support Agreement. The Credit Support Termination Agreement included the following provisions, among others:

(a)
The Company and Sun Solunet agreed to decrease the Company’s borrowing availability under the Sun Loan from $14 million to $5.0 million and to modify the Sun Loan from a revolving line of credit to a three-year term loan without a demand note stipulation (the “Sun Term Loan”) at a borrowing rate of prime plus 1.0%.

(b)	The parties agreed that Sun Solunet and Sun Capital II have no additional lending obligation to the Company.

(c)	The parties terminated the Credit Support Agreement and the obligations of all parties, including the requirement of the Company to issue additional Debt Guaranty warrants to Sun Solunet.

Investor Promissory Notes

Also, as further discussed in Note 4, on November 22, 2006, the Company entered into the Settlement Agreement with all of the Purchasers in the Private Placement, including Sun Solunet, for the payment of liquidated damages and interest accrued through November 15, 2006 pursuant to the Company’s failure to register the underlying shares of common stock issuable upon conversion or exercise of the securities issued in the Private Placement. Also under the Settlement Agreement, the Company and the Purchasers, including Sun Solunet, agreed to reprice the B Warrants from an exercise price of $0.50 per share to $0.20 per share. On December 8, 2006, the Company issued a Promissory Note to each of the Purchasers that were a party to the Settlement Agreement, including Sun Solunet, for payment of the Liquidated Damages. The Investor promissory notes are due in March of 2008 and bear interest at 12%. As of December 31, 2006, the amount due to Sun Solunet under the promissory note, including accrued interest was $744,000.

NOTE 11-SEGMENT INFORMATION

Description of Segments

Beginning in 2005, with the increased significance of its EarthWhere business, SANZ is reporting its operations as two business segments: (1) a data storage systems integrator (“Storage Solutions”) and (2) a spatial data management software and services provider (“EarthWhere”).

A description of the types of products and services provided by each reportable segment follows:

•
The Storage Solutions segment is a system integrator that provides data storage solutions to meet a client’s specific needs, including both data storage networks and data backup/recovery systems; along with associated maintenance services and storage-related consulting services;

•
The EarthWhere segment consists of the resale of our proprietary data management software product, “EarthWhere™,” which facilitates imagery data access and provisioning for geospatial digital imagery users (principally satellite and aerial imagery and map data), together with associated support and consulting services.

Segment Data

The results of the reportable segments are derived directly from SANZ’ internal management reporting system. The accounting policies used to derive reportable segment results are substantially the same as those used by the consolidated Company. Management measures the performance of each segment based on several metrics, including income (loss) from operations. These results are used, in part, to evaluate the performance of, and to assign resources to, each of the segments. A significant portion of total consolidated expenditures are directly attributable to the two business segments. However, certain operating expenses, which are separately managed at the corporate level, are not allocated to segments. These unallocated costs include certain audit, consulting, and legal costs incurred on a corporate level, Sun Capital management fees and acquisition related costs. There was no intersegment revenue for all years presented.

Selected financial information for each reportable segment was as follows for the years ended December 31, 2006, 2005, and 2004 (in thousands):

	Storage Solutions	EarthWhere	Total
2006
Total net revenue	$55,639	$3,106	$58,745
Depreciation and amortization	650	133	783
Loss from operations (1)(2)	(22,903)	(2,929)	(25,832)
2005
Total net revenue	57,001	2,114	59,115
Depreciation and amortization	839	260	1,099
Loss from operations (1)(2)	(8,851)	(1,732)	(10,583)
2004
Total net revenue	65,005	1,153	66,158
Depreciation and amortization	1,110	196	1,306
Loss from operations	$(1,578)	$(1,453)	$(3,031)

(1)
The Storage Solutions segment loss from operations for 2006 and 2005 included charges for goodwill impairment of $21.5 and $9.2 million, respectively. The Storage Solutions segment loss from operations also included a charge for the impairment of the SANZ commercial trade name in the amount of $800,000.

(2)
The EarthWhere segment loss from operations for 2006, 2005 and 2004 included amortization of capitalized software development costs, recorded as cost of goods sold, in the amount of $376,000, $134,000 and $100,000, respectively.

Capital expenditures, which consist of purchases of property and equipment for the Solutions segment and purchases of property and equipment and capitalized software costs for the EarthWhere segment, were as follows (in thousands):

Expenditures for segment assets	Years ended December 31,
	2006	2005	2004
Storage Solutions	$271	$214	$242
EarthWhere	960	1,015	183
Corporate	—	—	—
Total expenditures for assets	$1,231	$1,229	$425

The reconciliation of segment loss from operations to SANZ’ consolidated loss from operations and loss before income taxes was as follows (in thousands):

	Years ended December 31,
	2006	2005	2004
Net segment revenue	$58,745	$59,115	$66,158
Loss from operations:
Total segment loss from operations	(25,832)	(10,583)	(3,031)
Unallocated corporate costs	(767)	(700)	(478)
Loss from operations	(26,599)	(11,283)	(3,509)

Interest expense	(1,474)	(1,610)	(1,221)
Charge for warrants issued to related party for debt guaranty	—	(2,877)	(2,469)
Charge for change in estimated fair value of derivative financial instruments - Warrants	(374)	—	—
Charge for fair value of Warrants in excess of net cash proceeds	(924)	—	—
Charge due to the agreement to reprice Warrants	(2,314)	—	—
Liquidated damages	(1,117)	—	—
Other income (expense)	(110)	1	121
Loss before income taxes	$(32,912)	$(15,769)	$(7,078)

Assets are allocated to the individual segments based on the primary segment benefiting from the assets. Corporate assets are composed primarily of cash and cash equivalents, investments, and prepaid expenses. Total assets and liabilities by segment and the reconciliation of segment assets and liabilities to SANZ’ consolidated assets and liabilities as of December 31, 2006 and 2005 (in thousands) are as follows:

	December 31,
Assets	2006	2005
Storage Solutions	$17,679	$37,267
EarthWhere	3,896	3,213
Corporate	580	737
Total assets	$22,155	$41,217

	December 31,
Liabilities	2006	2005
Storage Solutions	$18,812	$26,541
EarthWhere	11,867	7,339
Corporate	1,334	496
Total liabilities	$32,013	$34,376

Customer Concentration

The following table shows significant customers as a percentage of accounts receivable at December 31, 2006 and 2005 and as a percentage of revenue for the years ended December 31, 2006, 2005, and 2004, respectively. Customer A represents the aggregate of all Federal government agencies to which the Company sells directly. Customer B and C are both third party government contractors. Both the Storage Solutions and EarthWhere segments report revenue from Customer A; all of Customer B and C’s revenue is reported under the Storage Solutions segment.

	Accounts receivable		Revenue
			For the year ended
	December 31,		December 31,
	2006	2005	2006	2005	2004

Customer A	12.5%	30.3%	9.6%	17.1%	24.1%
Customer B	9.0	—	8.5	12.2	—
Customer C	14.2%	0.9%	5.0%	2.4%	—%

Geographic Information

All of the Company’s assets are located in and all of the Company’s operating results are derived from operations in the United States.

The only sources of information given to you by us about your investment decision are this prospectus and any documents referred to in this prospectus. We did not authorize anyone to give you any other information about your investment decision.

This prospectus is not an offer to sell securities and is not meant to induce the sale of securities if it would violate state law. If the persons who are trying to offer the securities for sale, or the persons who receive those offers for sale are prohibited from doing so under state law, this prospectus is not meant to induce sale of the securities described in this prospectus.
69,109,417 shares of common stock SAN HOLDINGS, INC. COMMON STOCK PROSPECTUS ________ __, 2007

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following are the estimated expenses in connection with the registration and distribution of the shares of the registrant’s common stock (excluding the expenses that relate to post-effective amendments to the registration statement):

Securities and Exchange Commission
Registration Fee	$5,459
Printing and Engraving Expenses	7,500
Accounting Fees and Expenses	40,000
Legal Fees and Expenses	100,000
Miscellaneous	3,000
Total	$155,959

All the expenses will be incurred by the registrant and not by the selling stockholders.

Item 14. Indemnification of Directors and Officers.

The Colorado Business Corporation Act (the “Act”) provides, generally, that the articles of incorporation of a Colorado corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts concerning unlawful distributions, or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. Such provision may not eliminate or limit the liability of a director for any act or omission occurring prior to the date on which such provision becomes effective.

The Act provides that a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if (a) the person conducted himself or herself in good faith, (b) the person reasonably believed (1) in the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation’s best interests; and (2) in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests and (c) in the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. Such indemnification is permitted in connection with a proceeding by or in the right of the corporation only to the extent of reasonable expenses incurred in connection with the proceeding. A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding in certain circumstances.

The Act provides that unless limited by a corporation’s articles of incorporation, a corporation must indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by the person in connection with the proceeding and this indemnification can be obtained by court-order.

The Act further provides:

(a) unless otherwise provided in the articles of incorporation, an officer is entitled to the same mandatory and court-ordered indemnification as a director;

(b) a corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

(c) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

The Act provides that a corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary or agent of the corporation, or who, while a director, officer, employee, fiduciary or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of another domestic or foreign entity or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from the person’s status as a director, officer, employee, fiduciary or agent, whether or not the corporation would have power to indemnify the person against the same liability under the Act.

Section IV of the registrant’s second amended and restated articles of incorporation (the “articles of incorporation”) provides mandatory indemnification for the directors and officers to the fullest extent permitted by, and in accordance with, the Act, that the registrant shall pay or reimburse expenses incurred by an officer or director who is party to a proceeding in advance of its final disposition to the fullest extent permitted by, and in accordance with, the Act. Section IV of the articles of incorporation provides that the registrant may indemnify any person which is or was an employee or agent of the registrant to the extent not inconsistent with law, as authorized in advance by contract or from time to time by resolution of the board of directors or stockholders. Section IV of the articles of incorporation also provides that the registrant may purchase and maintain insurance on behalf on any person who is or was a director, officer, employee, fiduciary or agent of the registrant and who while a director, officer, employee, fiduciary or agent of the registrant, is or was serving at the request of the registrant as a director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan against any liability asserted against or incurred by him in any such capacity or arising out of his status as such, whether or not the registrant would have the power to indemnify him against such liability under provisions of the Act.

Article V of the registrant’s second amended and restated bylaws (“bylaws”) provides indemnity, expense advancement and reimbursement to directors consistent with the articles of incorporation and generally extends the same to officers, employees, fiduciaries or agents of the registrant. The bylaws permit additional indemnification and expense advancement to such persons to the extent not inconsistent with public policy. Article V of the bylaws also provides similar provisions as the articles of incorporation with respect to obtaining and maintaining insurance for specified persons against liability asserted against or incurred by the person in that capacity or arising from his or her status as such a person.

The above discussion of the registrant’s charter documents and of the Act is not intended to be exhaustive and is qualified in its entirety by such charter documents and the Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrants as disclosed above, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

The following table sets forth unregistered sales of the registrant’s securities for the three fiscal years ended December 31, 2004, 2005 and 2006 and the period from January 1, 2007 to April 30, 2007, including: (a) the date of sale; (b) the title of securities sold; (c) the number of securities sold; (d) the name of the purchaser or class of purchasers; (e) the consideration received by the registrant for the sale; and (f) the exemption from registration that is claimed by the registrant:

(a)	(b)	(c)	(d)	(e)	(f)
Date of Sale	Title of Securities	Number of securities sold	Name of purchaser or class of person	Consideration	Exemption from Registration under Securities Act of 1933, as amended
3/2/2006	unit [1]	4	Northern Valley Partners, LLC	$200,000	[2]
3/2/2006	unit [1]	3	Insiders Trend Fund	$150,000	[2]
3/2/2006	unit [1]	1	Sylvia Potter Family LTD Partnership	$50,000	[2]
3/2/2006	unit [1]	15	John C. Hakala	$750,000	[2]
3/2/2006	unit [1]	1	Helaine Mindel & Meg Mindel JTWROS	$50,000	[2]
3/2/2006	unit [1]	2	Ella Hakala	$100,000	[2]
3/2/2006	unit [1]	2	Lednim Property Associates	$100,000	[2]
3/2/2006	unit [1]	6	Gundyco ITF Excalibur Limited Partnership	$300,000	[2]
3/2/2006	unit [1]	2	Leo Mindel Non GST Exempt Trust	$100,000	[2]
3/2/2006	unit [1]	2	Frommer Investment Partnership	$100,000	[2]
3/2/2006	unit [1]	2	John H. Mullin III	$100,000	[2]
3/2/2006	unit [1]	1	Harrison S. Mullin	$50,000	[2]
3/2/2006	unit [1]	1	Dulany Anning	$50,000	[2]
3/2/2006	unit [1]	12	Walehaven Capital Fund Limited	$600,000	[2]
3/2/2006	unit [1]	2	DICA Partners, LP	$100,000	[2]
3/2/2006	unit [1]	2.20	MLPF&S Custodian FBO John Jenkins Retirement Account 761-79204	$110,000	[2]
3/2/2006	unit [1]	0.80	John Jenkins	$40,000	[2]
3/2/2006	unit [1]	0.60	Robert Ogden	$30,000	[2]
3/2/2006	unit [1]	0.40	Mark Hardy	$20,000	[2]
3/2/2006	unit [1]	0.30	Kirk Hanson	$15,000	[2]
3/2/2006	unit [1]	176.50	Sun Solunet, LLC	$8,000,000	[2]
3/2/2006	$0.15 Warrant to purchase 1,685,000 shares of common stock [3]	1	Monarch Capital Group, LLC
4/18/2006	unit [1]	0.80	Cheryl Bennett	$40,000	[2]
4/18/2006	unit [1]	0.50	Sandra Garnett	$25,000	[2]
4/18/2006	unit [1]	0.50	Rodney Garnett	$25,000	[2]
4/18/2006	unit [1]	2	Lee E. Schlessman	$100,000	[2]
4/18/2006	unit [1]	0.50	Gary L. Schlessman Irrevocable Trust	$25,000	[2]
4/18/2006	unit [1]	0.50	Dolo Investment LLC	$25,000	[2]
4/18/2006	unit [1]	0.50	The Schlessman 1999 Charitable Remainder Unitrust	$25,000	[2]
4/18/2006	unit [1]	0.50	Cal and Amanda Rae Rickel	$25,000	[2]
4/18/2006	unit [1]	1.50	Guarantee & Trust Co. TTEE Steven M. Bathgate IRA	$75,000	[2]
4/18/2006	$0.15 Warrant to purchase 180,001 shares of common stock [3]	1	Monarch Capital Group, LLC		[2]
4/18/2006	unit [1]	0.50	Sydney Anning	$25,000	[2]
4/18/2006	unit [1]	0.50	Harrison Mullin	$25,000	[2]
4/18/2006	unit [1]	1	John Mullin, III	$50,000	[2]
4/18/2006	unit [1]	1	Jeremy Frommer	$50,000	[2]
4/18/2006	unit [1]	0.50	Carlin Multi-Manager Fund	$25,000	[2]
5/4/2006	unit [1]	30	Millennium Partners, L.P.	$1,500,000	[2]
5/4/2006	$0.15 Warrant to purchase 500,000 shares of common stock [3]	1	Monarch Capital Group, LLC	services	[2]

1 A “unit” consists of (i) one share of our convertible series A preferred stock, no par value per share, initially convertible into 333,333 shares of our common stock, no par value per share, at an exercise price of $0.15 per share; (ii) a warrant to purchase 166,667 shares of common stock exercisable for five years from the date of issuance at an initial exercise price of $0.30 per share; and (iii) a warrant to purchase 166,667 shares of common stock exercisable for five years from the date of issuance at an initial exercise price of $0.50 per share. On November 22, 2006, we agreed to (a) reduce the exercise price of the $0.50 warrants to $0.20 per share, and revised warrant agreements evidencing the same were issued on December 15, 2006 pursuant to an exchange offering exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended and (b) issue a promissory note representing accrued liquidated damages under the related registration rights agreement, such promissory notes were issued on December 15, 2006.

2 Offer and sale made in reliance on Section 4(2) of the Securities Act of 1933, as amended and/or Regulation D promulgated thereunder. The purchasers were “accredited investors,” officers, directors or employees of the registrant or known to the registrant and its management through pre-existing business relationships, friends and employees. All purchasers were provided access to all material information which they requested, and all information necessary to verify such information and was afforded access to management of the registrant in connection with their purchases. All holders of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the registrant. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration under the Securities Act of 1933, as amended, in any further resale or disposition.

3 “$0.15 Warrant” is a warrant to purchase a certain number of shares of our common stock exercisable for five years from the date of issuance at an initial exercise price of $0.15 per share.

Item 16. Exhibits and Financial Statement Schedules.

(a) The exhibits filed as a part of this registration statement are listed below:

Exhibit Number	Description
2.01
Agreement and Plan of Merger dated March 31, 2003 relating to the acquisition of Solunet Storage. Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.

3.01
Second Amended and Restated Articles of Incorporation, as filed with the Colorado Secretary of State on April 13, 2004. Incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004, filed on May 11, 2004.

3.02
Articles of Amendment to the Second Amended and Restated Articles of Incorporation, as filed with the Colorado Secretary of State on March 2, 2006. Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

3.03
Second Amended and Restated Bylaws, effective April 4, 2003. Incorporated by reference to Exhibit 2.9 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.

4.01
Designation of Series A and Series B Preferred Stock - April 3, 2003. Incorporated by reference to Exhibit 2.10 to the Registrant’s Current Report on Form 8-K dated April 1, 2003, filed on April 3, 2003.

4.02	Designation of Series A Preferred Stock. Incorporated by reference to Exhibit 4.01 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.
*5.01	Opinion of Kutak Rock LLP.
10.01
Credit and Security Agreement, dated May 31, 2001, by and between Storage Area Networks, Inc., and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001, filed on August 13, 2001.

10.02
First Amendment, dated January 17, 2002, to Credit and Security Agreement by and between Storage Area Networks, Inc. and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002, filed on May 14, 2002.

10.03
Subordination Agreement, dated January 17, 2002 by and between SAN Holdings, Inc. and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002, filed on May 14, 2002.

10.04
Second Amendment, dated July 1, 2002, to Credit and Security Agreement, by and between Storage Area Networks, Inc., and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form SB-2/A No. 2, File No. 333-87196, filed on November 4, 2002.

10.05
Fifth Amendment, dated September 22, 2003, to Credit and Security Agreement by and between the Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc.. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, filed on November 13, 2003.

10.06
Eighth Amendment, dated October 29, 2004, to Credit and Security Agreement by and between the Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 29, 2004 filed on November 4, 2004.

10.07
Ninth Amendment, dated March 29, 2005, to Credit and Security Agreement by and between the Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.07 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.

10.08
Tenth Amendment, dated November 11, 2005, to Credit and Security Agreement, by and between Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated November 11, 2005, filed on November 17, 2005.

Exhibit Number	Description
10.09
Patent and Trademark Security Agreement, dated September 22, 2003, by and between the Registrant and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, filed on November 13, 2003.

10.10
Eleventh Amendment to Credit and Security Agreement and Waiver of Defaults, dated as of April 17, 2006, by and among SANZ Inc., Solunet Storage, Inc. and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division. Incorporated by reference to Exhibit 10.01 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed on May 15, 2006.

10.11
Twelfth Amendment to Credit and Security Agreement, dated as of March 29, 2007, by and among SANZ Inc., Solunet Storage, Inc. and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division. #

10.12	Shareholders Agreement dated April 4, 2003. Incorporated by reference from Exhibit 2.8 to the Registrant’s Current Report on Form 8-K/A dated April 4, 2003, filed on April 21, 2003.
10.13	Credit Support Document dated March 31, 2003. Incorporated by reference to Exhibit 2.3 to the Registrant’s Current Report on Form 8-K/A dated April 1, 2003, filed on April 3, 2003.
10.14	Stock Option Agreement dated March 31, 2003. Incorporated by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K dated April 4, 2003, filed on April 21, 2003.
10.15	SANZ Common Stock Purchase Warrant dated April 4, 2003. Incorporated by reference to Exhibit 2.4 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.
10.16	Management Services Agreement dated April 4, 2003. Incorporated by reference to Exhibit 2.5 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.
10.17	Registration Rights Agreement dated April 4, 2003. Incorporated by reference to Exhibit 2.6 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.
10.18
SAN Holdings, Inc - Harris Trust and Savings Bank Loan dated May 16, 2003. Incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.19
First Amendment, dated June 13, 2003, to San Holdings, Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.20
Second Amendment, dated June 20, 2003, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.21
Third Amendment, dated August 14, 2003, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.22
Fourth Amendment, dated November 26, 2003, to SAN Holdings, Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.

10.23
Fifth Amendment, dated February 27, 2004, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004, filed on May 11, 2004.

10.24
Solunet Storage Inc. - Harris Trust and Savings Bank Loan Authorization Agreement dated August 14, 2003, and Incorporated by reference to Exhibit 10.1 - to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.25
First Amendment, dated November 22, 2004, to Solunet Storage Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated November 16, 2004, filed on November 22, 2004.

Exhibit Number	Description
10.26	2000 Stock Option Plan. Incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-81910), filed on January 31, 2002.
10.27	2001 Stock Option Plan. Incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-81910), filed on January 31, 2002.
10.28	2003 Stock Option Plan. Incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2003, filed on April 22, 2003.
10.29
Executive Employment Agreement dated February 1, 2001 - John Jenkins. Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2001, filed on April 1, 2002.

10.30	Executive Employment Letter Agreement dated March 2, 2007 between SAN Holdings, Inc. and Todd A. Oseth dated March 2, 2007. #
10.31	Separation and General Release Agreement, executed March 2, 2007 and effective as of May 11, 2007 between SAN Holdings, Inc. and John Jenkins. #
10.32
Sixth Amendment, dated February 16, 2005, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated March 10, 2005, filed on March 11, 2005.

10.33
Seventh Amendment, dated June 3, 2005, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated June 3, 2005, filed on June 7, 2005.

10.34
Eighth Amendment, dated October 4, 2005, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated October 4, 2005, filed on October 12, 2005.

10.35
Ninth Amendment, dated February 6, 2006, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated February 6, 2006, filed on February 9, 2006.

10.36
Tenth Amendment to the Loan Authorization Agreement, executed April 19, 2006 and effective March 2, 2006, between Sun Solunet, LLC and the Company. Incorporated by reference to Exhibit 10.04 to the Registrant’s Current Report on Form 8-K dated April 18, 2006, filed on April 21, 2006.

10.37
Security Agreement, dated October 12, 2005, by and between Registrant and Avnet, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 12, 2005, filed on October 18, 2005.

10.38
Letter Agreement, dated November 23, 2005, by and between Registrant and Sun Capital Partners II, LP. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, dated November 23, 2005, filed on November 29, 2005.

10.39	Securities Purchase Agreement, dated February 28, 2006. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.
10.40
Credit Support Termination Agreement, dated as of March 2, 2006, to the letter agreement dated as of March 31, 2003, as amended on November 23, 2005, by and between Sun Capital Partners II, LP and the Company, acknowledged and agreed to by Sun Solunet, LLC. Incorporated by reference to Exhibit 9.1 to the Registrant's Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.41	Letter from Sun Solunet, LLC dated March 2, 2006. Incorporated by reference to Exhibit 9.1 to the Registrant's Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.
10.42
Registration Rights Agreement, dated February 28, 2006, by and among the Company and the purchasers that executed a signature page thereto. Incorporated by reference to Exhibit 10.02 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.43
Form of the Company Common Stock Purchase Warrants issued on March 2, 2006. Incorporated by reference to Exhibit 10.03 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.44
Securities Purchase Agreement, dated as of April 18, 2006, by and among the Company and the purchasers that executed a signature page thereto. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

Exhibit Number	Description
10.45
Form of the Company Common Stock Purchase Warrants issued on April 18, 2006. Incorporated by reference to Exhibit 10.03 to the Registrant's Current Report on Form 8-K dated April 18, 2006, filed on April 21, 2006.

10.46
Securities Purchase Agreement, dated as of May 4, 2006, by and between the Company and Millennium Partners, L.P. Incorporated by reference to Exhibit 10.01 to the Registrant's Current Report on Form 8-K dated May 4, 2006, filed on May 9, 2006.

10.47
Form of the Company Common Stock Purchase Warrants issued on May 4, 2006. Incorporated by reference to Exhibit 10.03 to the Registrant's Current Report on Form 8-K dated May 4, 2006, filed on May 9, 2006.

10.48
Harris Loan Authorization Agreement, dated as of October 27, 2006, between SAN Holdings, Inc. and Harris N.A. Incorporated by reference to Exhibit 10.01 of the Registrant’s Current Report on Form 8-K filed on November 2, 2006.

10.49
First Amendment to Harris Loan Authorization Agreement, dated as March 12, 2007, between SAN Holdings, Inc. and Harris N.A. Incorporated by reference to Exhibit 10.01 of the Registrant’s Current Report on Form 8-K filed on March 14, 2006.

10.50
Second Amendment to Harris Loan Authorization Agreement, dated as of March 23, 2007, between SAN Holdings, Inc. and Harris N.A. Incorporated by reference to Exhibit 10.01 of the Registrant’s Current Report on Form 8-K filed on March 27, 2006.

10.51
Agreement, dated as of November 22, 2006, among SAN Holdings, Inc. and the investors that are a signatory thereto (2006 private placement investors). Incorporated by reference to Exhibit 10.01 of the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 filed on November 27, 2006.

14.01
Code of Ethics for Officers of SAN Holdings, Inc. and Subsidiaries, adopted on May 7, 2004. Incorporated by reference to Exhibit 14.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004, filed on May 11, 2004.

22.01	List of Subsidiaries. Incorporated by reference to Exhibit 22.01 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.
#23.01	Consent of Grant Thornton LLP.
*23.02	Consent of Kutak Rock LLP (included in Exhibit 5.01).
#24.01	Power of Attorney (included on page II-12).

# Filed herewith.
* Previously filed

(b) Financial Statement Schedules:

The financial statement schedules are omitted because they are not required or are not applicable, or the required information is provided in the consolidated financial statements or notes thereto described in the prospectus under “INDEX TO FINANCIAL STATEMENTS.”

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of 314 securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on May 4, 2007.

SAN Holdings, Inc.
(Registrant)

By:	/s/ Todd A. Oseth
Todd A. Oseth
Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

Each of the undersigned, whose signatures appear below, hereby constitute and appoint Todd A. Oseth and Case H. Kuehn, or either of them, as their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 is signed by the following persons in the capacities and on the dates indicated.

Date: May 4, 2007	/s/ Todd A. Oseth Todd A. Oseth, Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors

Date: May 4, 2007	/s/ Robert C. Ogden Robert C. Ogden, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), Secretary and Treasurer

Date: May 4, 2007	/s/ Clarence E. Terry Clarence E. Terry, Director

Date: May 4, 2007	/s/ M. Steven Liff M. Steven Liff, Director

Date: May 4, 2007	/s/ Michael T. Gillen Michael T. Gillen, Director

Date: May 4, 2007	/s/ Kevin J. Calhoun Kevin J. Calhoun, Director

Date: May 4, 2007	/s/ C. Daryl Hollis C. Daryl Hollis, Director

Date: May 4, 2007	/s/ George R. Rea George R. Rea, Director

Date: May 4, 2007	/s/ Case H. Kuehn Case H. Kuehn, Director

Date: May 4, 2007	/s/ Kent J. Lund Kent J. Lund, Director

Exhibit Index

Exhibit Number	Description
2.01
Agreement and Plan of Merger dated March 31, 2003 relating to the acquisition of Solunet Storage. Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.

3.01
Second Amended and Restated Articles of Incorporation, as filed with the Colorado Secretary of State on April 13, 2004. Incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004, filed on May 11, 2004.

3.02
Articles of Amendment to the Second Amended and Restated Articles of Incorporation, as filed with the Colorado Secretary of State on March 2, 2006. Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

3.03
Second Amended and Restated Bylaws, effective April 4, 2003. Incorporated by reference to Exhibit 2.9 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.

4.01
Designation of Series A and Series B Preferred Stock - April 3, 2003. Incorporated by reference to Exhibit 2.10 to the Registrant’s Current Report on Form 8-K dated April 1, 2003, filed on April 3, 2003.

4.02	Designation of Series A Preferred Stock. Incorporated by reference to Exhibit 4.01 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.
*5.01	Opinion of Kutak Rock LLP.
10.01
Credit and Security Agreement, dated May 31, 2001, by and between Storage Area Networks, Inc., and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001, filed on August 13, 2001.

10.02
First Amendment, dated January 17, 2002, to Credit and Security Agreement by and between Storage Area Networks, Inc. and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002, filed on May 14, 2002.

10.03
Subordination Agreement, dated January 17, 2002 by and between SAN Holdings, Inc. and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002, filed on May 14, 2002.

10.04
Second Amendment, dated July 1, 2002, to Credit and Security Agreement, by and between Storage Area Networks, Inc., and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form SB-2/A No. 2, File No. 333-87196, filed on November 4, 2002.

10.05
Fifth Amendment, dated September 22, 2003, to Credit and Security Agreement by and between the Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc.. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, filed on November 13, 2003.

10.06
Eighth Amendment, dated October 29, 2004, to Credit and Security Agreement by and between the Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 29, 2004 filed on November 4, 2004.

10.07
Ninth Amendment, dated March 29, 2005, to Credit and Security Agreement by and between the Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.07 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.

10.08
Tenth Amendment, dated November 11, 2005, to Credit and Security Agreement, by and between Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated November 11, 2005, filed on November 17, 2005.

Exhibit Number	Description
10.09
Patent and Trademark Security Agreement, dated September 22, 2003, by and between the Registrant and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, filed on November 13, 2003.

10.10
Eleventh Amendment to Credit and Security Agreement and Waiver of Defaults, dated as of April 17, 2006, by and among SANZ Inc., Solunet Storage, Inc. and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division. Incorporated by reference to Exhibit 10.01 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed on May 15, 2006.

10.11
Twelfth Amendment to Credit and Security Agreement, dated as of March 29, 2007, by and among SANZ Inc., Solunet Storage, Inc. and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division. #

10.12	Shareholders Agreement dated April 4, 2003. Incorporated by reference from Exhibit 2.8 to the Registrant’s Current Report on Form 8-K/A dated April 4, 2003, filed on April 21, 2003.
10.13	Credit Support Document dated March 31, 2003. Incorporated by reference to Exhibit 2.3 to the Registrant’s Current Report on Form 8-K/A dated April 1, 2003, filed on April 3, 2003.
10.14	Stock Option Agreement dated March 31, 2003. Incorporated by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K dated April 4, 2003, filed on April 21, 2003.
10.15	SANZ Common Stock Purchase Warrant dated April 4, 2003. Incorporated by reference to Exhibit 2.4 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.
10.16	Management Services Agreement dated April 4, 2003. Incorporated by reference to Exhibit 2.5 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.
10.17	Registration Rights Agreement dated April 4, 2003. Incorporated by reference to Exhibit 2.6 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.
10.18
SAN Holdings, Inc - Harris Trust and Savings Bank Loan dated May 16, 2003. Incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.19
First Amendment, dated June 13, 2003, to San Holdings, Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.20
Second Amendment, dated June 20, 2003, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.21
Third Amendment, dated August 14, 2003, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.22
Fourth Amendment, dated November 26, 2003, to SAN Holdings, Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.

10.23
Fifth Amendment, dated February 27, 2004, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004, filed on May 11, 2004.

10.24
Solunet Storage Inc. - Harris Trust and Savings Bank Loan Authorization Agreement dated August 14, 2003, and Incorporated by reference to Exhibit 10.1 - to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.25
First Amendment, dated November 22, 2004, to Solunet Storage Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated November 16, 2004, filed on November 22, 2004.

Exhibit Number	Description
10.26	2000 Stock Option Plan. Incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-81910), filed on January 31, 2002.
10.27	2001 Stock Option Plan. Incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-81910), filed on January 31, 2002.
10.28	2003 Stock Option Plan. Incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2003, filed on April 22, 2003.
10.29
Executive Employment Agreement dated February 1, 2001 - John Jenkins. Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2001, filed on April 1, 2002.

10.30	Executive Employment Letter Agreement dated March 2, 2007 between SAN Holdings, Inc. and Todd A. Oseth dated March 2, 2007. #
10.31	Separation and General Release Agreement, executed March 2, 2007 and effective as of May 11, 2007 between SAN Holdings, Inc. and John Jenkins. #
10.32
Sixth Amendment, dated February 16, 2005, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated March 10, 2005, filed on March 11, 2005.

10.33
Seventh Amendment, dated June 3, 2005, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated June 3, 2005, filed on June 7, 2005.

10.34
Eighth Amendment, dated October 4, 2005, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated October 4, 2005, filed on October 12, 2005.

10.35
Ninth Amendment, dated February 6, 2006, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated February 6, 2006, filed on February 9, 2006.

10.36
Tenth Amendment to the Loan Authorization Agreement, executed April 19, 2006 and effective March 2, 2006, between Sun Solunet, LLC and the Company. Incorporated by reference to Exhibit 10.04 to the Registrant’s Current Report on Form 8-K dated April 18, 2006, filed on April 21, 2006.

10.37
Security Agreement, dated October 12, 2005, by and between Registrant and Avnet, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 12, 2005, filed on October 18, 2005.

10.38
Letter Agreement, dated November 23, 2005, by and between Registrant and Sun Capital Partners II, LP. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, dated November 23, 2005, filed on November 29, 2005.

10.39	Securities Purchase Agreement, dated February 28, 2006. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.
10.40
Credit Support Termination Agreement, dated as of March 2, 2006, to the letter agreement dated as of March 31, 2003, as amended on November 23, 2005, by and between Sun Capital Partners II, LP and the Company, acknowledged and agreed to by Sun Solunet, LLC. Incorporated by reference to Exhibit 9.1 to the Registrant's Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.41	Letter from Sun Solunet, LLC dated March 2, 2006. Incorporated by reference to Exhibit 9.1 to the Registrant's Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.
10.42
Registration Rights Agreement, dated February 28, 2006, by and among the Company and the purchasers that executed a signature page thereto. Incorporated by reference to Exhibit 10.02 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.43
Form of the Company Common Stock Purchase Warrants issued on March 2, 2006. Incorporated by reference to Exhibit 10.03 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.44
Securities Purchase Agreement, dated as of April 18, 2006, by and among the Company and the purchasers that executed a signature page thereto. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

Exhibit Number	Description
10.45
Form of the Company Common Stock Purchase Warrants issued on April 18, 2006. Incorporated by reference to Exhibit 10.03 to the Registrant's Current Report on Form 8-K dated April 18, 2006, filed on April 21, 2006.

10.46
Securities Purchase Agreement, dated as of May 4, 2006, by and between the Company and Millennium Partners, L.P. Incorporated by reference to Exhibit 10.01 to the Registrant's Current Report on Form 8-K dated May 4, 2006, filed on May 9, 2006.

10.47
Form of the Company Common Stock Purchase Warrants issued on May 4, 2006. Incorporated by reference to Exhibit 10.03 to the Registrant's Current Report on Form 8-K dated May 4, 2006, filed on May 9, 2006.

10.48
Harris Loan Authorization Agreement, dated as of October 27, 2006, between SAN Holdings, Inc. and Harris N.A. Incorporated by reference to Exhibit 10.01 of the Registrant’s Current Report on Form 8-K filed on November 2, 2006.

10.49
First Amendment to Harris Loan Authorization Agreement, dated as March 12, 2007, between SAN Holdings, Inc. and Harris N.A. Incorporated by reference to Exhibit 10.01 of the Registrant’s Current Report on Form 8-K filed on March 14, 2006.

10.50
Second Amendment to Harris Loan Authorization Agreement, dated as of March 23, 2007, between SAN Holdings, Inc. and Harris N.A. Incorporated by reference to Exhibit 10.01 of the Registrant’s Current Report on Form 8-K filed on March 27, 2006.

10.51
Agreement, dated as of November 22, 2006, among SAN Holdings, Inc. and the investors that are a signatory thereto (2006 private placement investors). Incorporated by reference to Exhibit 10.01 of the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 filed on November 27, 2006.

14.01
Code of Ethics for Officers of SAN Holdings, Inc. and Subsidiaries, adopted on May 7, 2004. Incorporated by reference to Exhibit 14.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004, filed on May 11, 2004.

22.01	List of Subsidiaries. Incorporated by reference to Exhibit 22.01 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.
#23.01	Consent of Grant Thornton LLP.
*23.02	Consent of Kutak Rock LLP (included in Exhibit 5.01).
#24.01	Power of Attorney (included on page II-12).

# Filed herewith.
* Previously filed